Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

BY AND BETWEEN

EAGLE ENERGY PRODUCTION, LLC

and

MIDSTATES PETROLEUM COMPANY, LLC

DATED AUGUST 11, 2012

i

EXHIBITS

Exhibit A
Part A	Undeveloped Leases and Allocated Values; Producing Leases
Part B	Wells and Allocated Values
Part C	Future Well Locations and Allocated Values
Exhibit B	Excluded Assets
Exhibit C	Form of Escrow Agreement
Exhibit D	Form of Parent Guaranty
Exhibit E	Form of Assignment and Assumption Agreement
Exhibit F	Form of Access Agreement
Exhibit G	SWD Wells
Exhibit H	Terms of Registration Rights Agreement
Exhibit I	Form of Transition Services Agreement
Exhibit J	Form of Certificate of Designations

DISCLOSURE SCHEDULES

Schedule 1.1(a)	Seller’s Knowledge Persons
Schedule 1.1(b)	Buyer’s Knowledge Persons
Schedule 1.1(c)	Scheduled Permitted Encumbrances
Schedule 1.1(d)	Defensible Title
Schedule 2.1(m)	Hedges
Schedule 2.3	Form of Settlement Statement
Schedule 3.1	Seller Foreign Qualifications
Schedule 3.3	Consents; No Violations
Schedule 3.4	Legal Proceedings
Schedule 3.7	Material Contracts
Schedule 3.8	No Violation of Laws
Schedule 3.9	Preferential Rights
Schedule 3.10	Royalties, Etc.
Schedule 3.11	Environmental
Schedule 3.12	Imbalances
Schedule 3.13	Drilling Obligations
Schedule 3.14	Current Commitments
Schedule 3.16	Plugging and Abandonment Obligations
Schedule 3.17	Disclosure Not Prohibited
Schedule 3.18	No Prepayments
Schedule 3.19	Taxes
Schedule 3.20	Tax Partnerships
Schedule 3.21	Equipment and SWD Wells
Schedule 3.22	Operation of the Assets
Schedule 3.23	Non-Consent Operations
Schedule 3.24	Compliance with Permits
Schedule 3.25	Lease Status; Rentals
Schedule 3.26	Seller’s Receipt of Payments for Production
Schedule 3.27	Payout Status
Schedule 3.28	Suspense Funds
Schedule 3.29	Certain Actions
Schedule 3.30	No Seller Material Adverse Effect
Schedule 4.1	Buyer Foreign Qualifications

Schedule 4.5	Registration Rights
Schedule 4.13	No Buyer Material Adverse Effect
Schedule 5.1	Conduct of Business
Schedule 5.1(f)	Employment Contracts
Schedule 5.1(l)	Capital Expenditure Budget
Schedule 5.7	Governmental Bonds and Third Party Deposits
Schedule 5.11	Employment Offers

v

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is dated the 11th day of August, 2012, by and between Eagle Energy Production, LLC, a Delaware limited liability company (“Seller”), and Midstates Petroleum Company, LLC, a Delaware limited liability company (“Buyer”). Seller and Buyer are sometimes hereinafter referred to individually as a “Party” and collectively as the “Parties.” This Agreement is joined by Midstates Petroleum Company, Inc., a Delaware corporation (“Parent”), for the limited purposes set forth on the signature page hereto.

WHEREAS, Seller desires to sell, and Buyer desires to purchase, all of the Assets, as hereinafter defined; and

WHEREAS, the Parties have reached agreement regarding the sale and purchase of the Assets.

NOW, THEREFORE, based on the mutual covenants and agreements herein contained, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. In this Agreement, capitalized terms have the meanings provided in this Section 1.1, unless defined elsewhere in this Agreement. All references to Sections refer to Sections in this Agreement and all references to Exhibits or Schedules refer to Exhibits or Schedules attached to and made a part of this Agreement.

“2012 Seller Audited Financial Statements” has the meaning set forth in Section 5.8(b)(ii).

“AAA” means the American Arbitration Association.

“Access Agreement” means an access agreement in the form attached hereto as Exhibit F.

“Acquisition Proposal” has the meaning set forth in Section 5.10.

“Action” means any action, cause of action, notice of violation, audit, complaint, demand, suit, arbitration, mediation, claim, proceeding or investigation.

“Adjusted Cash Purchase Price” has the meaning set forth in Section 2.2(c).

“AFEs” has the meaning set forth in Section 3.14.

“Affiliate” means, with respect to any Person, another Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such first Person. The term “control” and its derivatives with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other voting interests, by contract or otherwise.

“Agreement” has the meaning set forth in the introductory paragraph.

“Allocated Value” means, with respect to any Future Well, Undeveloped Lease or Well, as applicable, the amount set forth on Exhibit A under the column titled “Allocated Values” for such Future Well, Undeveloped Lease or Well.

“Alternative Financing Commitment” has the meaning set forth in Section 5.8(a).

“Antitrust Laws” has the meaning set forth in Section 5.15.

“Article IX Environmental Liabilities” has the meaning set forth in Section 9.1.

“Assets” has the meaning set forth in Section 2.1.

“Assignment” means the Assignment and Assumption Agreement from Seller to Buyer pertaining to the Assets, substantially in the form attached to this Agreement as Exhibit E.

“Assumed Obligations” has the meaning set forth in Section 10.1(a).

“Business Day” means any day except Saturday, Sunday or any day on which federally chartered banks in the United States are required to be closed.

“Buyer” has the meaning set forth in the introductory paragraph.

“Buyer Basket” has the meaning set forth in Section 10.6.

“Buyer De Minimis Liabilities” has the meaning set forth in Section 10.6.

“Buyer Indemnified Parties” has the meaning set forth in Section 10.2(a).

“Buyer Losses” has the meaning set forth in Section 10.2(e).

“Buyer Material Adverse Effect” means any change, inaccuracy, effect, event, result, occurrence, condition or fact (for the purposes of this definition, each, an “event”) (whether foreseeable or not, whether in the ordinary course of business or not, and whether covered by insurance or not) that has had or would reasonably be expected to have, individually or in the aggregate with any other event or events, a material adverse effect on (a) Parent’s or Buyer’s ability to consummate the transactions contemplated by, or to perform its obligations under, this Agreement and the Operative Documents to which it is or will be, as applicable, a party or (b) the value of Parent and its subsidiaries, taken as a whole, and/or any of Parent’s and its subsidiaries’ (including Buyer’s) assets and properties, taken as a whole; provided, however, that, for purposes of clause (b) hereof, a Buyer Material Adverse Effect shall not include such material adverse effects resulting from (i) general changes in Hydrocarbon prices, (ii) general changes in industry, economic, financial or political conditions or markets, (iii) changes in conditions or developments generally applicable to the oil and gas industry in any area or areas where the assets and properties of Parent (or any of its subsidiaries, including Buyer) are located, (iv) acts of God, including storms, tornados and other natural disasters, (v) civil unrest or similar disorder, terrorist acts, any outbreak of hostilities of war and (vi) changes or proposed changes in Law after the Effective Time; provided further, however, that any event referred to in clauses (ii), (iii), (iv), (v) or (vi) shall be taken into account in determining whether a Buyer Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event has a disproportionate effect on the Parent’s and its subsidiaries’ assets and properties compared to other participants in the industry in which Parent operates.

“Buyer’s Representatives” has the meaning set forth in Section 5.2(a).

“Buyer Subject Parties” has the meaning set forth in Section 8.2(h)(ii).

“Cash Purchase Price” means $325,000,000.

“Certificate of Designations” means the Certificate of Designations of Series A Convertible Preferred Stock, substantially in the form attached hereto as Exhibit J.

“Claims” means any and all assertions, charges, demands, liabilities, obligations, promises, agreements, controversies, challenges, damages, remedies, Actions, rights, costs, losses, debts, and expenses (including attorneys’ fees and costs) and interest of any kind whatsoever, known or unknown, whether in law or equity and whether arising under federal, state, local or non-U.S. law.

“Claims Period” has the meaning set forth in Section 10.5(a).

“Closing” has the meaning set forth in Section 7.1.

“Closing Date” has the meaning set forth in Section 7.1.

“Closing Environmental Defect Adjustment Amount” means, after giving effect to the limitations set forth in Section 9.2(c), the aggregate amount of all Remediation Amounts that have been agreed to in writing by the Parties prior to the Closing Date or determined prior to the Closing Date in accordance with Section 9.2(d) and with respect to which Seller has elected the remedy described in Section 9.2(b)(i).

“Closing Failure” means (a) in the case of Buyer, Buyer’s inability or failure for any reason to make the Closing Payment or deliver the Registration Rights Agreement, if all conditions precedent to Buyer’s obligation to make such payment under Section 6.2 are satisfied or waived in accordance with the terms of this Agreement (other than those conditions precedent which by their terms can only be satisfied simultaneously with the Closing but which are capable of being satisfied at the Closing) and (b) in the case of Seller, Seller’s inability or failure for any reason to deliver the Assignments or the TSA in accordance with Section 7.2(b)(i) or 7.2(b)(vi).

“Closing Payment” means the delivery at Closing of the Adjusted Cash Purchase Price and the Preferred Shares Purchase Price.

“Closing Settlement Statement” has the meaning set forth in Section 2.3.

“Closing Title Benefit Adjustment Amount” means, after giving effect to the limitations set forth in Section 8.2(h)(ii), the aggregate amount of all Title Benefit Amounts that have been agreed to in writing by the Parties prior to the Closing Date or determined prior to the Closing Date in accordance with Section 8.2(i).

“Closing Title Defect Adjustment Amount” means, after giving effect to the limitations set forth in Section 8.2(h)(i), the aggregate amount of all Title Defect Amounts that have been agreed to in writing by the Parties prior to the Closing Date or determined prior to the Closing Date in accordance with Section 8.2(i) and with respect to which Seller has elected the remedy described in Section 8.2(d)(i) or 8.2(d)(iii).

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letter” has the meaning set forth in Section 4.10.

“Common Shares” means the shares of common stock, par value $0.01, of Parent, issuable upon conversion of the Preferred Shares.

“Confidentiality Agreements” has the meaning set forth in Section 5.2(f).

“Consent” has the meaning set forth in Section 3.3.

“Consideration Difference” has the meaning set forth in Section 2.5(d).

“Contract” shall mean any written or oral contract or agreement, including any indenture, debenture, note, bond, loan agreement, collective bargaining agreement, lease, mortgage, franchise agreement, license agreement, purchase order, letter of credit, farmin or farmout agreement, participation, exploration or development agreement, crude oil, condensate or natural gas purchase and sale agreement, gathering, transportation, processing or marketing agreement, operating agreement, balancing agreement, unitization agreement, facilities and/or equipment lease, production handling agreement, joint venture agreement, area of mutual interest agreement, salt water disposal lease, disposal agreement or injection agreement, and other similar contracts.

“Cure Period” has the meaning set forth in Section 8.2(c).

“Customary Post-Closing Consents” means any consents and approvals from Governmental Authorities for the assignment of the Assets by Seller to Buyer that are customarily obtained after closing in connection with a transaction similar to the one contemplated by this Agreement.

“Defensible Title” means such title of Seller to the Future Wells, Undeveloped Leases and Wells that, as of the Effective Time and as of the Closing Date, subject to Permitted Encumbrances (other than with respect to item (d) below, which shall not be subject to Permitted Encumbrances):

(a) entitles Seller, with respect to each Well or Future Well, as applicable, shown on Exhibit A, to receive not less than the percentage set forth on Exhibit A as the Net Revenue Interest of all Hydrocarbons produced, saved and marketed from such Well or Future Well, as applicable, without decrease throughout the life of such Well or Future Well, as applicable, except (i) decreases in connection with those operations in which Seller may elect after the date hereof to be a nonconsenting party (to the extent such election is permitted under Section 5.1), (ii) decreases resulting from reversion of interest to co-owners with respect to operations in which such co-owners elect, after the date hereof, not to consent, (iii) decreases resulting from the establishment or amendment, after the date hereof, of pools or units, (iv) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries or (v) as otherwise expressly stated on Exhibit A;

(b) obligates Seller to bear, with respect to each Well or Future Well, as applicable, shown on Exhibit A, a percentage of the costs and expenses relating to the drilling, maintenance, development and operation of such Well or Future Well, as applicable, that is not greater than the Working Interest set forth on Exhibit A for such Well or Future Well, as applicable, without increase throughout the life of such Well or Future Well, as applicable, except increases in Working Interest to the extent that they (i) are accompanied by at least a proportionate increase in the Net Revenue Interest of Seller with respect to such Well or Future Well, as applicable, (ii) result from contribution requirements with respect to defaulting co-owners under applicable operating agreements or Law, (iii) result from co-owners electing under applicable operating agreements or forced pooling orders not to participate in an operation relating to such Well or Future Well, as applicable or (vi) are otherwise expressly stated on Exhibit A;

(c) entitles Seller, with respect to each Undeveloped Lease shown on Exhibit A, to not less than the Net Acres set forth on Exhibit A with respect to such Undeveloped Lease;

(d) except as set forth on Schedule 1.1(c), with respect to each Undeveloped Lease, is free and clear of royalties, non-participating royalties, overriding royalties, reversionary interests, and other burdens upon, measured by, or payable out of production created by, through or under Seller, but not otherwise; and

(e) is free and clear of all Encumbrances.

“Eagle Credit Document Releases” has the meaning given such term in Section 6.1(d).

“Eagle Credit Documents” means, collectively, the Eagle First Lien Credit Documents and the Eagle Second Lien Credit Documents.

“Eagle First Lien Administrative Agent” means Société Générale, in its capacity as administrative agent under the Eagle First Lien Credit Agreement, or any of its successors in such capacity.

“Eagle First Lien Credit Agreement” means the Amended and Restated Credit Agreement (as amended, restated or otherwise modified from time to time), dated as of August 26, 2011, among Eagle Energy Company of Oklahoma, LLC, Seller, as borrower, certain financial institutions party thereto, as lenders, the Eagle First Lien Administrative Agent, Société Générale, as letter of credit issuer, and SG Americas Securities, LLC, as bookrunner and sole lead arranger.

“Eagle First Lien Credit Documents” means, collectively, as the same may be amended, restated or otherwise modified from time to time, (i) the Eagle First Lien Credit Agreement and (ii) all notes, security documents, mortgages, intercreditor agreements, guaranties and other Loan Documents (as such term is defined in the Eagle First Lien Credit Agreement) entered into by Seller and its subsidiaries in connection with the Eagle First Lien Credit Agreement

“Eagle First Lien Payoff Amount” means, as of the Closing Date, the aggregate amount of principal, interest, fees, premiums, reimbursable expenses, reimbursement obligations, cash collateralization requirements and other amounts (including all Obligations (as such term is defined in the Eagle First Lien Credit Agreement)) that are required to be paid on such date in order for (i) the Eagle First Lien Credit Documents to be terminated in accordance with their terms and (ii) all Encumbrances granted pursuant to the Eagle First Lien Credit Documents to be fully and finally released.

“Eagle Second Lien Administrative Agent” means Citibank, N.A., in its capacity as administrative agent under the Eagle Second Lien Credit Agreement, or any of its successors in such capacity.

“Eagle Second Lien Credit Agreement” means the Second Lien Credit Agreement (as amended, restated or otherwise modified from time to time), dated as of August 26, 2011, among Eagle Energy Company of Oklahoma, LLC, Seller, as borrower, certain financial institutions party thereto, as lenders, the Eagle Second Lien Administrative Agent and Citigroup Global Markets Inc. and SG Americas Securities, LLC, as joint bookrunners and co-lead arrangers.

“Eagle Second Lien Credit Documents” means, collectively, as the same may be amended, restated or otherwise modified from time to time, (i) the Eagle Second Lien Credit Agreement and (ii) all notes, security documents, mortgages, intercreditor agreements, guaranties and other Loan Documents (as such term is defined in the Eagle Second Lien Credit Agreement) entered into by Seller and its subsidiaries in connection with the Eagle Second Lien Credit Agreement.

“Eagle Second Lien Payoff Amount” means, as of the Closing Date, the aggregate amount of principal, interest, fees, premiums, reimbursable expenses, reimbursement obligations, cash collateralization requirements and other amounts (including all Obligations (as such term is defined in the Eagle Second Lien Credit Agreement)) that are required to be paid on such date in order for (i) the Eagle Second Lien Credit Documents to be terminated in accordance with their terms and (ii) all Encumbrances granted pursuant to the Eagle Second Lien Credit Documents to be fully and finally released.

“Easements” has the meaning set forth in Section 2.1(g).

“Effective Time” means 12:01 a.m. Central time on June 1, 2012.

“Encumbrance” means any lien, mortgage, security interest, defect, pledge, charge or similar encumbrance.

“Environmental Arbitrator” has the meaning set forth in Section 9.2(d)(i).

“Environmental Condition” means a condition existing on the date of this Agreement with respect to the air, soil, subsurface, surface waters, ground waters and/or sediments that causes an Asset (or Seller with respect to an Asset) (a) not to be in compliance with Environmental Laws or (b) to be subject to a present (rather than future) obligation under Environmental Laws to perform remedial or corrective action.

“Environmental Defect” means an Environmental Condition with respect to an Asset that is not set forth on Schedule 3.11.

“Environmental Defect Claim Date” shall mean 5:00 p.m. (Central time) on the date that is sixty (60) calendar days after the Execution Date (inclusive).

“Environmental Defect Notice” and “Environmental Defect Notices” have the meaning set forth in Section 9.2(a).

“Environmental Dispute Escrow Amount” means a number of Preferred Shares having an aggregate initial Liquidation Preference equal to the sum of the following amounts (after taking into account Section 9.2(c)): (i) the aggregate of all Remediation Amounts in respect of Environmental Defects asserted properly and timely by Buyer in accordance with Section 9.2(a), which are to be submitted for resolution in accordance with Section 9.2(d) plus (ii) the Remediation Amount attributable to an Environmental Defect for which Seller elects to assume Remediation responsibility pursuant to Section 9.2(b)(ii) and which Remediation has not been adequately completed (as determined in accordance with Section 9.2(b)) prior to Closing.

“Environmental Laws” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j; and all similar Laws of any Governmental Authority having jurisdiction over the Assets in question addressing pollution or protection of the environment and, to the extent enacted or promulgated before the Closing Date, all amendments to such Laws and all regulations implementing any of the foregoing. The term “Environmental Laws” does not include any changes in Laws occurring after the Effective Time.

“Environmental Matters” has the meaning set forth in Section 9.2(e)(i).

“Equipment” has the meaning set forth in Section 2.1(e).

“ERISA” has the meaning set forth in Section 3.32(b).

“Escrow Agent” means an escrow agent reasonably acceptable to Seller and Buyer and named as such in the Escrow Agreement or its successor or assign as contemplated by the Escrow Agreement.

“Escrow Agreement” means an Escrow Agreement by and among Seller, Buyer and the Escrow Agent, substantially in the form attached hereto as Exhibit C, with such changes as the Escrow Agent may reasonably request, as such agreement may be extended, amended or replaced from time to time in accordance with its terms.

“Escrow Amounts” means the General Escrow Amount, the Title Dispute Escrow Amount (if any) and the Environmental Dispute Escrow Amount (if any).

“Escrow Claims Period” means the period beginning on the Closing Date and terminating on the first (1st) anniversary of the Closing Date.

“Escrow Release Date” means 5:00 p.m. (Central Time) on the first (1st) Business Day that is one year after the Closing Date.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” means all right, title and interest of Seller (and/or any of its Affiliates) in and to the following assets and properties (and any other assets and properties not expressly included in the definition of “Assets”): (a) all of Seller’s (and its Affiliates’) corporate minute books, financial records and other business records to the extent such books and records are related to Seller’s (or any of its Affiliates’) business generally or are otherwise not directly related to the Assets, (b) all claims for refunds, credits, loss carryforwards and similar tax assets with respect to (i) Property Taxes or any other Taxes, in each case, attributable to any period (or portion thereof) prior to the Effective Time, (ii) Income Taxes of Seller (or any of its Affiliates) or (iii) any Taxes attributable to any of the assets or properties described in this definition, (c) all personal computers and associated peripherals and all radio and telephone equipment (and licenses related thereto), (d) all of Seller’s (and its Affiliates’) computer software, patents, trade secrets, copyrights, names, trademarks, logos and other intellectual property, (e) all documents and instruments of Seller (or any of its Affiliates) that may be protected by an attorney-client privilege (other than title opinions and reports on status of title, in each case, with respect to title to any of the Assets), (f) all documents prepared or received by Seller (or any of its Affiliates) with respect to (i) lists of prospective purchasers for the Assets, (ii) bids submitted by prospective purchasers of the Assets (other than Buyer or any of its Affiliates), (iii) analyses by Seller, its Affiliates or any of its (or their, as applicable) representatives of any bids submitted by any prospective purchaser, (iv) correspondence between or among Seller (and/or any of its Affiliates), its (and, if applicable, their respective) representatives and any prospective purchaser (other than Buyer or any of its Affiliates) and (v) correspondence between Seller (and/or any of its Affiliates) or any of its (and/or, if applicable, their respective) representatives with respect to any bids, prospective purchasers of the Assets or the transactions contemplated by this Agreement, (g) the corporate office of Seller located at 9 East 4th

Street, Suite 200, Tulsa, Oklahoma (“Seller’s Corporate Office”) and all personal property and fixtures located therein, (h) all trucks, cars, drilling/workover rigs and rolling stock and all equipment, pipe and inventory not historically or currently used in connection with the ownership or operation of the Assets (whether located on or off the Assets), (i) all of the bonds, letters of credit, guarantees, deposits and other pre-payments posted by Seller (or any of its Affiliates) with any Governmental Authorities or any other Third Parties (including those set forth on Schedule 5.7), in each case, to the extent an adjustment to the Purchase Price is not made pursuant to Section 2.2(c) or 2.5 with respect thereto, (j) all production, trade credits, receivables and all other proceeds, income or revenues attributable to the Assets with respect to any period of time prior to the Effective Time or with respect to any of the assets and properties described in this definition, (k) all accounts (including bank accounts) and all cash on hand, (l) all rights and interests (i) under any policy or agreement of insurance or indemnity agreement, (ii) under any bond, letter of credit or guarantee or (iii) to any insurance proceeds or awards, (m) any Hydrocarbon and/or other mineral lease acquired by Seller after the Execution Date and prior to Closing that is not a Post-Execution Option Lease and (n) all of the assets and properties set forth on Exhibit B.

“Excluded Losses” has the meaning set forth in Section 10.2(c).

“Exclusivity Period” means the period from and after the date hereof until the earlier to occur of the Closing and the termination of this Agreement pursuant to Article XI.

“Execution Date” means August 11, 2012.

“Field Employees” has the meaning set forth in Section 5.11(a).

“Final Settlement Statement” has the meaning set forth in Section 2.5(a).

“Financing” has the meaning set forth in Section 4.10.

“Financing Commitment” has the meaning set forth in Section 5.8(a).

“Financing Modification Requirements” has the meaning set forth in Section 5.8(a).

“Financing Sources” means the Persons that have committed to provide or otherwise entered into agreements in connection with the Financing in connection with the transactions contemplated hereby and their respective Affiliates, officers, directors, employees and representatives involved in the Financing and permitted successors and assigns. Any of the foregoing Persons is a “Financing Source.”

“Fundamental Representations” mean the representations and warranties set forth in Sections 3.1, 3.2, 3.15, 4.1, 4.2, 4.3, 4.5, 4.11 and 4.12.

“Future Location” means each location identified on Part C of Exhibit A for a future completion or for a well to be drilled in the future.

“Future Well” means an existing well with behind-pipe potential at a Future Location or a well to be drilled in the future at a Future Location.

“General Escrow Amount” means, at Closing an amount equal to twenty percent (20%) of the Preferred Shares Purchase Price.

“Governmental Authority” means any federal, state, local, municipal or other governments; any governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; and any court or governmental tribunal.

“Hazardous Substances” means any: (a) chemical, product, material, substance or waste defined as or included in the definition of “hazardous substance,” “hazardous material,” “hazardous waste,” “restricted hazardous waste,” “oil and gas waste,” “solid waste,” “extremely hazardous substance,” “toxic substance,” “contaminant,” “pollutant,” or terms of similar meaning or import as defined pursuant to Environmental Laws; (b) petroleum hydrocarbons, petroleum products, petroleum substances, natural gas, crude oil, or any components, fractions, or derivatives thereof released into the environment or (c) asbestos containing materials, polychlorinated biphenyls, radioactive materials, urea formaldehyde foam insulation, NORM or radon gas.

“Hedges” has the meaning set forth in Section 2.1(m).

“HSR Act” shall mean the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“HSR Filing” has the meaning set forth in Section 5.15.

“Hydrocarbons” means oil, gas, condensate and any other hydrocarbons produced or processed in association therewith (whether or not such item is in liquid or gaseous form), or any combination or constituents thereof, and any minerals produced in association therewith.

“Imbalances” shall mean all Well Imbalances and Pipeline Imbalances.

“Income Taxes” shall mean all income, capital gains, franchise and similar Taxes.

“Indemnified Party” has the meaning set forth in Section 10.4(a).

“Indemnifying Party” has the meaning set forth in Section 10.4(a).

“Independent Accountants” has the meaning set forth in Section 2.5(b).

“Individual Environmental Threshold” has the meaning set forth in Section 9.2(c).

“Individual Title Benefit Threshold” has the meaning set forth in Section 8.2(h)(ii).

“Individual Title Defect Threshold” has the meaning set forth in Section 8.2(h)(i).

“Initial Seller Audited Financial Statements” has the meaning set forth in Section 5.8(b)(i).

“Interim Period” shall mean that period of time commencing with the Effective Time and ending at 7:00 a.m. (local time where the Assets are located) on the Closing Date.

“Invasive Activities” has the meaning set forth in Section 5.2(b).

“Knowledge” means (a) with respect to Seller, the actual knowledge of the individuals set forth on Schedule 1.1(a) and (b) with respect to Buyer, the actual knowledge of the individuals set forth on Schedule 1.1(b).

“Lands” has the meaning set forth in Section 2.1(a).

“Laws” means any and all applicable laws, statutes, ordinances, permits, decrees, writs, injunctions, orders, codes, judgments, principles of common law, rules or regulations that are promulgated, issued or enacted by a Governmental Authority having jurisdiction.

“Leases” has the meaning set forth in Section 2.1(a).

“Legal Dispute” has the meaning set forth in Section 12.7(a).

“Legal Proceedings” means any and all actions, proceedings, suits and causes of action by or before any Governmental Authority and all arbitration proceedings.

“Liabilities” shall mean any and all claims, causes of action, payments, charges, judgments, assessments, liabilities, losses, damages, penalties, fines and other costs and expenses (including attorneys’ fees and other legal costs and expenses), including any of the foregoing arising out of or otherwise attributable to personal injury or death, property damage or environmental damage or remediation.

“Liquidation Preference” refers to the liquidation preference of the Preferred Shares as set forth in the Certificate of Designations, as may be adjusted in accordance with the terms of the Certificate of Designation. The initial Liquidation Preference of each share of Series A Convertible Preferred Stock shall equal $1,000.

“Losses” has the meaning set forth in Section 10.2(c).

“Lowest Cost Response” means the response consistent with or allowed under Environmental Laws that addresses Environmental Conditions for which Remediation is required pursuant to Environmental Laws or this Agreement at the lowest cost as compared to any other response that is consistent with or otherwise allowed under Environmental Law. Taking no action shall constitute the Lowest Response Cost if, after investigation, taking no action is determined to be consistent with or otherwise allowed under Environmental Laws. If taking no action is not consistent with or otherwise allowed under Environmental Laws, the least costly active remedy, such as (i) a risk-based closure that may or may not require institutional controls such as deed restrictions limiting the use of the Asset to its present or similar uses or prohibiting the installation of shallow groundwater wells or (ii) the installation of engineering controls or physical barriers to contain, stabilize, prevent migration of or exposure to Hazardous Substances, including caps, dikes, encapsulation, leachate collection systems, and similar barriers or controls, shall be the Lowest Cost Response. The Lowest Cost Response shall not include (a) the costs of Buyer’s or any of its Affiliate’s employees, project manager(s) or attorneys, (b) expenses for matters that are costs of doing business, including those costs that would be required to operate pollution control equipment that is installed as part of a Remediation, e.g., those costs that would ordinarily be incurred in the day-to-day operations of the Asset, (c) overhead costs of Buyer or its Affiliates, (d) costs and expenses that would not have been required under Environmental Laws as they exist on the date of this Agreement, (e) costs or expenses incurred in connection with Remediation that is designed to achieve standards that are more stringent than those required for similar facilities or that fails to reasonably take advantage of applicable risk reduction or risk assessment principles allowed under applicable Environmental Laws and/or (f) any costs or expenses relating to any expansion, renovation or change in use of the Asset.

“Marketing Period” means the first period of 21 consecutive days after the date hereof throughout which: (i) Buyer shall have the Required Information that Seller is required to provide to Buyer pursuant to Sections 5.8(b)(i) and 5.8(c)(i); provided that if Seller shall in good faith reasonably believe it has delivered the Required Information, it may deliver to Buyer a written notice to that effect (stating when it believes it completed such delivery), in which case the Marketing Period shall be deemed to have commenced on the date Buyer receives such notice unless Buyer in good faith reasonably believes Seller has not completed delivery of the Required Information and, within four Business Days after Buyer’s receipt of such notice, delivers a written notice to Seller to that effect (stating to the extent reasonably possible which Required Information Seller has not delivered), and (ii) nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 6.2 to fail to be satisfied assuming the Closing were scheduled for any time during such 21 consecutive day period; provided, that the days from and including August 18, 2012 through September 3, 2012 and from and including November 21, 2012 through November 23, 2012 shall not be included in determining the Marketing Period; provided further, that the Marketing Period shall not be deemed to have commenced if, following the commencement of, but prior to the completion of, the Marketing Period, (A) Ernst & Young LLP shall have withdrawn its audit opinion with respect to any financial statements contained in the audited financial statements of Seller; (B) the financial statements included in the Required Information that are available to Buyer on the first day of any such 21 consecutive day period would be required to be updated under Rule 3-12(g)(1)(ii) or (g)(2)(iii), as applicable, of Regulation S-X in order to be sufficiently current on any day during such 21 consecutive day period to permit a registration statement including such financial statements to be declared effective by the SEC on the last day of such period, in which case the Marketing Period shall not be deemed to commence unless and until the receipt by Buyer of updated Required Information that would be required under Rule 3-12(g)(1)(ii) or (g)(2)(iii), as applicable, of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such period; or (C) Seller issues a statement or provides notice indicating its intent to restate any material historical financial statements of Seller included in the Required Information or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the relevant financial statements have been amended or Seller has announced or provided notice that it has concluded that no restatement shall be required in accordance with GAAP.

“Material Contracts” means has the meaning set forth in Section 3.7(a).

“Net Acres” means, as computed separately with respect to each Undeveloped Lease, the product of (a) the number of gross acres in the lands covered by such Undeveloped Lease, multiplied by (b) the lessor’s undivided percentage interest in oil, gas and/or other minerals in the lands covered by such Undeveloped Lease, multiplied by (c) Seller’s Working Interest in such Undeveloped Lease.

“Net Revenue Interest” means, with respect to any Well or Future Well, as applicable, the percentage or fractional interest in and to all Hydrocarbons produced, saved and sold from or allocated to such Well after giving effect to all royalties, overriding royalties, production payments, carried interests, net profits interests, reversionary interests and other burdens upon, measured by, or payable out of production therefrom.

“NORM” means naturally occurring radioactive material.

“Operating Expenses” shall mean all operating expenses and capital expenditures to the extent incurred in the ownership and/or operation of the Assets, including all costs of insurance, Taxes (but excluding Property Taxes and Income Taxes), all overhead and general and administrative costs and expenses (but excluding general corporate legal or accounting expenses), all costs and expenses (including salary and benefits costs and expenses) associated with the employees of Eagle Energy Company of Oklahoma, LLC or its subsidiaries (but not including bonuses payable as a result of the transaction contemplated by this Agreement) and all costs and expenses associated with Seller’s Corporate Office. For the avoidance of doubt, Operating Expenses shall not include any fees or expenses payable to Riverstone or its Affiliates (other than Eagle Energy Company of Oklahoma, LLC and its subsidiaries).

“Operative Documents” means the Escrow Agreement, the TSA (if any), the Certificate of Designations, the Registration Rights Agreement, the Parent Guaranty, the Access Agreement (if any), the Assignment and all other documents and instruments entered into by one or both of the Parties or one or more of their respective Affiliates, as applicable, in connection with this Agreement.

“Outside Date” has the meaning set forth in Section 11.1(c).

“Parent” has the meaning set forth in the introductory paragraph.

“Parent Guaranty” has the meaning given such term in Section 2.7.

“Parties” has the meaning set forth in the introductory paragraph.

“Party” has the meaning set forth in the introductory paragraph.

“Pending Article X Claim Amount” has the meaning set forth in Section 10.7(e).

“Pending Article X Claims” has the meaning set forth in Section 10.7(e).

“Pending Environmental Claim Amount” has the meaning set forth in Section 9.2(e)(iv).

“Pending Environmental Claims” has the meaning set forth in Section 9.2(e)(iv).

“Pending Title Claim Amount” has the meaning set forth in Section 8.2(j)(iv).

“Pending Title Claims” has the meaning set forth in Section 8.2(j)(iv).

“Permitted Encumbrances” means:

(a) lessor’s royalties, non-participating royalties, overriding royalties, reversionary interests, and other burdens upon, measured by, or payable out of production with respect to any Well or Future Well, as applicable, if the net cumulative effect of such burdens does not (i) operate to reduce the Net Revenue Interest of Seller in such Well or Future Well, as applicable, below the Net Revenue Interest set forth on Exhibit A for such Well or Future Well, as applicable, or (ii) obligate Seller to bear a Working Interest for such Well or Future Well, as applicable, that is greater than the Working Interest set forth on Exhibit A for such Well or Future Well, as applicable (unless Seller’s Net Revenue Interest for such Well or Future Well, as applicable, is greater than the Net Revenue Interest set forth on Exhibit A for such Well or Future Well, as applicable, in the same or greater proportion as any increase in such Working Interest);

(b) liens for Taxes or assessments not yet due or delinquent;

(c) Customary Post-Closing Consents and all other Consents;

(d) conventional rights of reassignment upon final intention to abandon or release the applicable Assets;

(e) all applicable Laws and rights reserved to or vested in any Governmental Authority (i) to control or regulate any Asset in any manner, (ii) by the terms of any right, power, grant or Permit or by any provision of Law, to terminate such right, power, grant or Permit or to purchase, condemn, expropriate, or recapture or to designate a purchaser of any of the Assets, (iii) to use any Asset in a manner which does not materially impair the use of such Asset for the purposes for which it is currently used or operated, as applicable, by Seller or (iv) to enforce any obligations or duties affecting the Assets;

(f) rights of a common owner of any interest in rights-of-way or easements currently held by Seller and such common owner as tenants in common or through common ownership to the extent that the same does not materially impair the use or operation of the Assets as currently used or operated;

(g) easements, conditions, covenants, restrictions, servitudes, permits, rights-of-way, surface leases and other rights in or applicable or pertaining to the Assets for the purpose of surface operations, roads, alleys, highways, railways, pipelines, transmission lines, transportation lines, distribution lines, power lines, telephone lines, and removal of timber, grazing, logging operations, canals, ditches, reservoirs and other similar purposes, or for the joint or common use of real estate, rights-of-way, facilities and equipment (i) that, individually or in the aggregate, do not prevent or materially interfere with the operation or use of any of the Assets and (ii) that the net cumulative effect of does not (A) with respect to any Well or Future Well, as applicable, (1) operate to reduce the Net Revenue Interest of Seller in such Well or Future Well, as applicable, below the Net Revenue Interest set forth on Exhibit A for such Well or Future Well, as applicable, or (2) obligate Seller to bear a Working Interest for such Well or Future Well, as applicable, that is greater than the Working Interest set forth on Exhibit A for such Well or Future Well, as applicable (unless Seller’s Net Revenue Interest for such Well or Future Well, as applicable, is greater than the Net Revenue Interest set forth on Exhibit A for such Well or Future Well, as applicable, in the same or greater proportion as any increase in such Working Interest) and (B) with respect to any Undeveloped Lease, reduce the Net Acres for any Undeveloped Lease to an amount less than the Net Acres set forth on Exhibit A for such Undeveloped Lease;

(h) vendors, carriers, warehousemen’s, repairmen’s, mechanics’, workmen’s, materialmen’s or construction liens or other similar liens arising by operation of Law in the ordinary course of business in respect of obligations which are not yet due;

(i) the terms and provisions of each Lease and Material Contract if the net cumulative effect thereof do not, individually or in the aggregate, (i) prevent or materially interfere with the operation or use of any of the Assets as such Assets are being operated or used by Seller as of the date hereof, (ii) operate to reduce the Net Revenue Interest of Seller in such Well or Future Well, as applicable, below the Net Revenue Interest set forth on Exhibit A for such Well or Future Well, as applicable, (iii) obligate Seller to bear a Working Interest for such Well or Future Well, as applicable, that is greater than the Working Interest set forth on Exhibit A for such Well or Future Well, as applicable (unless Seller’s Net Revenue Interest for such Well or Future Well, as applicable, is greater than the Net Revenue Interest set forth on Exhibit A for such Well or Future Well, as applicable, in the same or greater proportion as any increase in such Working Interest) or (iv) reduce the Net Acres for any Undeveloped Lease to an amount less than the Net Acres set forth on Exhibit A for such Undeveloped Lease;

(j) all Preferential Purchase Rights set forth on Schedule 3.9 and all other Preferential Purchase Rights that do not apply to the transactions contemplated hereby;

(k) all Encumbrances created pursuant to the Oil and Gas Owners’ Lien Act of 2010, 52 Okla. Stat. 549.1-549.12 or the Kansas Uniform Commercial Code, K.S.A. 84-9-339a;

(l) any Encumbrance affecting the Assets that is discharged by Seller at or prior to Closing;

(m) (i) all matters (A) specifically set forth on Exhibit A and (B) relating to or arising out of any of the matters set forth on Schedules 3.4, 1.1(c) and 5.1 and (ii) the release or expiry of any of the Undeveloped Leases set forth on Schedule 1.1(d).

(n) any Encumbrance for purchase money mortgages or similar types of financing securing residential property or a ranch or farm affecting the lessor’s mineral interest in (i) any of the Assets set forth in item 10 on Schedule 1.1(c) and (ii) any non-producing Lease, which have not been subordinated to such Lease, but, in the case of clause (ii), only to the extent that such unsubordinated Encumbrances (A) are liquidated in amount, (B) do not reduce the undivided interest in all Hydrocarbons produced, saved and sold from or attributable to any of the Assets and (C) do not obligate Seller to bear a greater Working Interest than that set forth on Exhibit A for any Asset; and

(o) all other Encumbrances, Contracts, instruments, obligations, defects and irregularities affecting the Assets that, individually or in the aggregate, (i) do not prevent or materially interfere with the operation or use of any of the Assets, (ii) do not reduce the Net Revenue Interest of Seller in such Well or Future Well, as applicable, below the Net Revenue Interest set forth on Exhibit A for such Well or Future Well, as applicable, (iii) do not obligate Seller to bear a Working Interest for such Well or Future Well, as applicable, that is greater than the Working Interest set forth on Exhibit A for such Well or Future Well, as applicable (unless Seller’s Net Revenue Interest for such Well or Future Well, as applicable, is greater than the Net Revenue Interest set forth on Exhibit A for such Well or Future Well, as applicable, in the same or greater proportion as any increase in such Working Interest) and (iv) do not reduce the Net Acres for any Undeveloped Lease to an amount less than the Net Acres set forth on Exhibit A for such Undeveloped Lease.

“Permits” has the meaning set forth in Section 2.1(j).

“Person” means an individual, partnership, corporation, limited liability company, trust or other entity.

“Pipeline Imbalance” shall mean any net difference between the quantity of Hydrocarbons attributable to the Assets required to be delivered by Seller under any Related Contract relating to the purchase and sale, gathering, transportation, storage, processing, marketing or treating of such Hydrocarbons and the actual quantity of Hydrocarbons attributable to the Assets delivered by Seller pursuant to the relevant Related Contract.

“Post-Execution Option Lease Amount” shall mean an amount equal to all (a) documented costs paid to lessors (or other third parties, as applicable) by (or on behalf of) Seller, including cash bonus consideration and pre-paid delay rentals and (b) broker’s fees, recording fees, title examination expenses (including abstract costs, title opinion costs and all other third party costs of due diligence), legal expenses, title curative costs, land costs, drafting and other costs and expenses incurred by Seller and payable to a third party, in each case, in the acquisition (after the Execution Date and before the Closing Date) of any Post-Execution Option Leases.

“Post-Execution Option Leases” means all Hydrocarbon and/or other mineral leases and mineral interests acquired by Seller after the Execution Date and prior to the Closing Date if (a) the acquisition of such mineral leases and/or mineral interests is done in connection with the completion of a drilling unit or in response to a pooling agreement or order and is contemplated in the capital expenditure budget set forth in Schedule 5.1(l) or (b) prior to Seller’s acquisition thereof, Buyer agreed (within five (5) Business Days of Seller’s written request with respect thereto) in writing to acquire (and pay all Post-Execution Option Lease Amounts associated with) such leases and mineral interests at Closing.

“Pre-Effective Time Operating Expenses” has the meaning set forth in Section 2.6(a).

“Pref-Right Asset” has the meaning set forth in Section 8.3(b).

“Preferential Purchase Right” has the meaning set forth in Section 8.3(a).

“Preferred Shares” means shares of the Series A Convertible Preferred Stock.

“Preferred Shares Purchase Price” means 325,000 shares of Series A Convertible Preferred Stock with an initial Liquidation Preference equal to one thousand dollars ($1,000) per share.

“Property Taxes” shall mean ad valorem, property, excise, sales, use, severance, production or similar Taxes (including any interest, fine, penalty or additions to Tax imposed by any Governmental Authority in connection with such Taxes) based upon the operation or ownership of the Assets or the production of Hydrocarbons therefrom but excluding, for the avoidance of doubt, (a) Income Taxes and (b) Transfer Taxes.

“Purchase Price” has the meaning set forth in Section 2.2(a).

“Records” has the meaning in Section 2.1(k).

“Registration Rights Agreement” shall mean the Registration Rights Agreement by and between Seller and Parent and dated as of the Closing Date, with substantially the terms set forth on Exhibit H attached to this Agreement.

“Related Contracts” shall mean those Contracts to which Seller (or an Affiliate of Seller) is a party, that relate to the Assets or the ownership or operation thereof and that will be binding on Buyer or any of the Assets after the Closing; provided that, the defined term “Related Contracts” shall not include any (a) Excluded Asset or (b) Lease or other instrument creating or assigning any real property interest.

“Remediation” means with respect to an Environmental Condition, the implementation and completion of any investigation, monitoring, remedial, removal, response, construction, closure, disposal or other corrective actions required under Environmental Laws to correct or remove such Environmental Condition, or to restore the operation to compliance with Environmental Laws, using the Lowest Cost Response.

“Remediation Amount” means with respect to an Environmental Condition, the present value (using an annual discount rate of ten percent (10%)) of the cost (net to Seller’s interest) of the Lowest Cost Response to such Environmental Condition.

“Reports” has the meaning set forth in Section 4.6(a).

“Required Information” has the meaning set forth in Section 5.8(c).

“Retained Obligations” has the meaning set forth in Section 10.1(b).

“Rules” means the Commercial Arbitration Rules of the AAA, in effect at the time the relevant arbitration is initiated.

“SEC” means the U.S. Securities and Exchange Commission.

“Section 10.2(a)(iv) Claims” has the meaning set forth in Section 10.7(b).

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning set forth in the introductory paragraph.

“Seller Financial Statements” has the meaning set forth in Section 5.8(b)(ii).

“Seller Indemnified Parties” has the meaning set forth in Section 10.3(a).

“Seller Losses” has the meaning set forth in Section 10.3(c).

“Seller Material Adverse Effect” means any change, inaccuracy, effect, event, result, occurrence, condition or fact (for the purposes of this definition, each, an “event”) (whether foreseeable or not, whether in the ordinary course of business or not, and whether covered by insurance or not) that has had or would reasonably be expected to have, individually or in the aggregate with any other event or events, a material adverse effect on (a) Seller’s ability to consummate the transactions contemplated by, or to perform its obligations under, this Agreement and the Operative Documents to which it is or will be, as applicable, a party or (b) the value of the Assets, taken as a whole; provided, however, that, for purposes of clause (b) hereof, a Seller Material Adverse Effect shall not include such material adverse effects resulting from (i) general changes in Hydrocarbon prices, (ii) general changes in industry, economic, financial or political conditions or markets, (iii) changes in conditions or developments generally applicable to the oil and gas industry in any area or areas where the Assets are located, (iv) acts of God, including storms, tornados and other natural disasters, (v) civil unrest or similar disorder, terrorist acts, any outbreak of hostilities of war and (vi) changes or proposed changes in Law after the Effective Time; provided further, however, that any event referred to in clauses (ii), (iii), (iv), (v) or (vi) shall be taken into account in determining whether a Seller Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event has a disproportionate effect on the Assets or Seller compared to other participants in the industry in which Seller operates.

“Seller Severance Benefits” has the meaning set forth in Section 5.11(a).

“Seller Subject Parties” has the meaning set forth in Section 12.17(a).

“Seller Unaudited Financial Statements” has the meaning set forth in Section 5.8(b)(i).

“Seller’s Corporate Office” has the meaning set forth in the definition of “Excluded Assets”.

“Series A Convertible Preferred Stock” means Parent’s Series A Mandatorily Convertible Preferred Stock having the rights, preferences and privileges set forth in the Certificate of Designations.

“Subject Consent Asset” has the meaning set forth in Section 8.3(d).

“SWD Wells” has the meaning set forth in Section 2.1(f).

“Tax” and “Taxes” means (a) all taxes, assessments, fees, and other charges of any kind whatsoever imposed by any Governmental Authority, including any federal, state, local and/or foreign income tax, surtax, remittance tax, presumptive tax, net worth tax, special contribution tax, production tax, value added tax, withholding tax, gross receipts tax, windfall profits tax, profits tax, ad valorem tax, personal property tax, real property tax, sales tax, goods and services tax, service tax, transfer tax, use tax, excise tax, premium tax, stamp tax, motor vehicle tax, entertainment tax, insurance tax, capital stock tax, franchise tax, occupation tax, payroll tax, employment tax, unemployment tax, disability tax, alternative or add-on minimum tax and estimated tax, (b) any interest, fine, penalty or additions to tax imposed by a

Governmental Authority in connection with any item described in clause (a), and (c) any liability for the payment of any amounts described in clauses (a) and (b) as a result of being a member of an affiliated, consolidated, combined or unitary group, or being a party to any agreement or arrangement whereby liability for payment of such amounts was determined or taken into account with reference to the liability of any other Person, or as a transferee or successor or otherwise.

“Tax Allocation” has the meaning set forth in Section 2.2(b).

“Tax Returns” means any report, return, election, document, estimated tax filing, declaration, claim for refund, information returns, or other filing provided to any Governmental Authority with respect to Taxes, including any schedules or attachments thereto and any amendment thereof.

“Terminating Party” has the meaning set forth in Section 11.1(b).

“Title IV Liability” has the meaning set forth in Section 3.32(b).

“Title Arbitrator” has the meaning set forth in Section 8.2(i).

“Title Benefit” means, with respect to any Well or Future Well, as applicable, any right, circumstance or condition that operates to (a)(i) increase the Net Revenue Interest of Seller in such Well or Future Well, as applicable, to an amount above the Net Revenue Interest set forth on Exhibit A for such Well or Future Well, as applicable, to the extent that such right, circumstance or condition does not cause a proportionately greater increase in Seller’s Working Interest in such Well or Future Well, as applicable, above the Working Interest set forth on Exhibit A for such Well or Future Well, as applicable (based on the ratio of the Working Interest to the Net Revenue Interest for such Well or Future Well, as applicable, as set forth on Exhibit A) or (ii) obligate Seller to bear a Working Interest in such Well or Future Well, as applicable, that is less than the Working Interest set forth on Exhibit A for such Well or Future Well, as applicable, to the extent that such right, circumstance or condition does not cause any decrease in Seller’s Net Revenue Interest for such Well or Future Well, as applicable, below the Net Revenue Interest set forth on Exhibit A for such Well or Future Well, as applicable, or (b) increase the Net Acres of Seller in such Undeveloped Lease to an amount greater than that set forth on Exhibit A with respect to such Undeveloped Lease.

“Title Benefit Amount” means the amount of a Title Benefit as determined pursuant to Section 8.2(g) or 8.2(i).

“Title Benefit Notice” has the meaning set forth in Section 8.2(b).

“Title Benefit Property” has the meaning set forth in Section 8.2(b).

“Title Defect” means any Encumbrance, defect or other matter that causes Seller not to have Defensible Title in and to any Well, Future Well or Undeveloped Lease; provided that the following shall not be considered Title Defects:

(p) defects in the chain of title or in the relevant Asset itself consisting of the failure to recite marital status in a document or omissions of successions of heirship, succession or probate or estate proceedings, unless Buyer provides affirmative evidence that such failure or omission results in another Person’s superior valid claim of title to the relevant Asset;

(q) (i) in respect of a Well, defects that pertain to any formation or common source of supply other than any formation set forth on Exhibit A as being owned by Seller with respect to such Well and (ii) in respect of any Undeveloped Lease, defects that pertain to any formation or common source of supply other than any formation set forth on Exhibit A as being owned by Seller with respect to such Undeveloped Lease;

(r) defects arising out of lack of corporate or other entity authorization unless Buyer provides affirmative evidence that the action was not authorized and results in another Person’s superior valid claim of title to the relevant Asset;

(s) defects based on a gap in Seller’s chain of title in the applicable county records, unless such gap is affirmatively shown to exist in such records by an abstract of title, title opinion or landman’s title chain or runsheet, which documents shall be included in any Title Defect Notice submitted with respect thereto;

(t) defects arising from any change in Law after the Effective Time;

(u) defects that have been cured by the Marketable Record Title Act (Okla. Stat. tit. 16, § 71 et seq.), the Simplification of Land Titles Act (Okla. Stat. tit. 16, § 61 et seq.), the Marketable Record Title Act (K.S.A. 58-3401-K.S.A. 58-3412) or other title curative statute or by Laws of limitations or prescription, including adverse possession and the doctrine of laches as reasonably demonstrated by Seller;

(v) defects arising from prior oil and gas leases relating to lands covered by any Leases that are not released of record and that have expired, as such expiration is reasonably demonstrated by Seller or would otherwise be waived by a reasonable and prudent operator of oil and gas properties in the area where the affected Lease applies;

(w) defects arising from a Well, Future Well or Undeveloped Lease being subject to landowner consents for surface use on such Well, Future Well or Undeveloped Lease to the extent the same does not materially impair Seller’s use or ownership of the same;

(x) defects that affect only which Person has the right to receive royalty payments and that does not affect the validity of the relevant underlying Asset;

(y) defects arising from (or with respect to) any maintenance of uniform interest provision under any joint operating agreement that does not apply to the transactions contemplated by this Agreement or, in connection with the transactions contemplated by this Agreement, has been waived by the applicable counterparty affected by such provision;

(z) defects based solely on (i) lack of information in Seller’s files, the lack of third-party records or the unavailability of information from Governmental Authorities, (ii) references to a document(s) if such document(s) is not in Seller’s files or (iii) tax assessment, tax payment or similar records (or the absence of such activities or records);

(aa) defects arising solely from any Undeveloped Lease set forth on Part 1 of Schedule 1.1(d) being released prior to the Closing Date or from any Undeveloped Lease set forth on Part 2 of Schedule 1.1(d) expiring prior to the Closing Date; and

(bb) such other defects or irregularities in the title to the Assets that (i) do not materially interfere with the operation, value or use of the Assets (or portion thereof) affected thereby (as currently used or owned) or (ii) would be accepted by a reasonably prudent purchaser engage in the business of owning and operating oil and gas properties in the region where the Assets are located.

“Title Defect Amount” means the amount of a Title Defect as determined pursuant to Section 8.2(f) or 8.2(i).

“Title Defect Claim Date” shall mean 5:00 p.m. (Central time) on the date that is sixty (60) calendar days after the Execution Date (inclusive).

“Title Defect Notices” and “Title Defect Notice” have the meaning set forth in Section 8.2(a).

“Title Defect Property” has the meaning set forth in Section 8.2(a).

“Title Dispute Escrow Amount” means a number of Preferred Shares having an aggregate initial Liquidation Preference equal to the sum of the following amounts (without duplication and after taking into account Section 8.2(h)):

(cc) the aggregate of all Title Defect Amounts in respect of Title Defects asserted properly and timely by Buyer in accordance with Section 8.2(a), which are to be submitted for resolution in accordance with Section 8.2(i); plus

(dd) (i) where (A) the Parties have agreed in writing prior to Closing as to the existence of specified Title Defects and the Title Defect Amount in respect of each such Title Defect and (B) Seller has notified Buyer prior to Closing that Seller intends to attempt to cure such Title Defects after Closing pursuant to Section 8.2(d)(ii), the aggregate amount of all such Title Defect Amounts.

“Title Liabilities” has the meaning set forth in Section 8.1.

“Title Matters” has the meaning set forth in Section 8.2(j)(i).

“Transfer Taxes” has the meaning set forth in Section 5.6(a).

“Transferred Field Employees” has the meaning set forth in Section 5.11(a).

“TSA” means the Transition Services Agreement by and between Seller and Parent, substantially in the form attached to this Agreement as Exhibit I.

“U.S. Dollars” shall mean the lawful currency of the United States.

“Undeveloped Lease” means any Lease identified as an “Undeveloped Lease” in Part A of Exhibit A.

“Well Imbalance” shall mean any imbalance at the wellhead or applicable thereto between the amount of Hydrocarbons produced from, or allocable to, a Well, in each case, attributable to the interests of Seller therein and the share of production from such Well to which Seller is entitled, together with any appurtenant rights and obligations concerning future in kind and/or cash balancing at the wellhead.

“Wells” has the meaning set forth in Section 2.1(b).

“Willful and Material Breach” means (a) a willful or deliberate act or a willful or deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement and which was undertaken with the knowledge that such act or failure to act would be, or would reasonably be expected to cause, a material breach of this Agreement or (b) a Closing Failure.

“Working Interest” means with respect to any Well, Future Well or Undeveloped Lease, as applicable, the percentage or fractional interest in and to such Well, Future Well or Undeveloped Lease, as applicable, that is burdened with the obligation to bear and pay costs and expenses of maintenance, development and operations on or in connection with such Well, Future Well or Undeveloped Lease, as applicable, but without regard to the effect of any royalties, overriding royalties, production payments, net profits interests and other similar burdens upon, measured by, or payable out of production therefrom.

ARTICLE II

PURCHASE AND SALE; PURCHASE PRICE

Section 2.1 Purchase and Sale. At the Closing, effective as of the Effective Time and subject to the terms and conditions of this Agreement, Seller agrees to sell, assign, transfer and convey to Buyer and Buyer agrees to purchase, accept and pay for all of Seller’s right, title and interest in and to the following (collectively, the “Assets”):

(a) The Hydrocarbon and/or other mineral leases and mineral interests described on Part A of Exhibit A hereto (the “Leases”) and any other Hydrocarbon and/or other mineral leases and mineral interests held or owned by Seller together with all other Hydrocarbon and/or mineral leases, working interests, leasehold interests, interests under compulsory pooling orders, operating rights and other rights authorizing the owner, holder or lessee thereof to explore for and produce Hydrocarbons and other minerals underlying the lands covered by the Leases, or any lands pooled, unitized or communitized with any of the Leases, and all other Hydrocarbon and mineral interests, net revenue interests, mineral interests, royalty interests, payments out of production and other similar agreements and rights, whether producing or non-producing, and any rights to acquire any of the foregoing interests by Contract, pooling order or otherwise, in and to the lands covered by the Leases or lands unitized, pooled, communitized or consolidated therewith (the “Lands”).

(b) All of the oil and/or gas wells identified on Part B of Exhibit A hereto (the “Wells”) and any other oil, gas, water, CO2 or injection wells located on any of the Leases, the Lands and/or any other properties described in Section 2.1(a), in each case, whether producing, shut-in or temporarily or permanently abandoned.

(c) All rights, titles in interest arising under any unitization, pooling and/or communitization agreements, declarations or designations and statutorily, judicially or administratively created drilling, spacing and/or production units related to any of the Leases, the Wells, the Lands or any of the other assets or properties described in the foregoing provisions of this Section 2.1.

(d) All Hydrocarbons produced from, or otherwise allocated to, any of the Leases, Lands, Wells or any of the other assets or properties described in the foregoing provisions of this Section 2.1 from and after the Effective Time.

(e) All production facilities, tanks, tank batteries, separators, flow lines, pipelines, pipeline gathering systems, dehydrators, valves, meters, scrubbers and equipment, and other tangible personal and mixed property, inventory, fixtures and improvements of every kind and character located upon the Leases, the Lands or any of the other assets or properties described in the foregoing provisions of this Section 2.1, or otherwise pertaining to a Well, an SWD Well or any of the other assets or properties described in this Section 2.1 (the “Equipment”).

(f) Those certain saltwater disposal wells described on Exhibit G hereto (the “SWD Wells”) and any other salt water disposal wells owned by Seller.

(g) To the extent assignable (with consent, where applicable), all easements, servitudes, permits, licenses, surface leases, rights-of-way and other similar real property interests relating to surface operations or for use or occupancy of the surface or the subsurface applicable to the Leases, the Lands, the Wells, the SWD Wells, the Equipment or any of the other assets or properties described in this Section 2.1 (the “Easements”).

(h) To the extent assignable (with consent, where applicable), all Related Contracts.

(i) To the extent the same are assignable or transferrable (with consent, where applicable), and further to the extent the same are directly related to any of the Assumed Obligations, all claims, rights and causes of action, including causes of action for breach of warranty, against third parties, asserted or unasserted, known or unknown, and Seller grants to Buyer the right to be subrogated to such rights, claims and causes of action.

(j) All permits, licenses, consents, approvals, franchises, certificates and other authorizations from Governmental Authorities, as well as any applications for the same (collectively, the “Permits”), to the extent assignable (with consent, where applicable) and to the extent related to any of the Leases, the Wells, the SWD Wells, Equipment or any of the other assets or properties described in this Section 2.1 or the use thereof.

(k) All of Seller’s files, records and data relating to the items described in the preceding subsections above, including title records (including title opinions and curative documents), surveys, maps and drawings, correspondence, geological records and information, production, facility and well records and data, electric logs, core data, pressure data, decline curves, graphical production curves and all related matters and construction documents except (i) to the extent the transfer, delivery or copying of such records may be restricted by Contract with a third party; (ii) all documents and instruments of Seller that may be protected by the attorney-client privilege (other than title opinions and curative documents); (iii) all accounting and Tax files, books, records, Tax returns and Tax work papers related to such items; and (iv) to the extent assignable without the payment of a fee to a third party (other than Seller’s Affiliates) or the incurrence of another penalty that Buyer has not separately agreed in writing to pay, all of Seller’s proprietary geophysical and seismic records, data and information (collectively, the “Records”).

(l) All Post-Execution Option Leases.

(m) Subject to the provisions of Section 5.14, to the extent transferrable, all derivative, option, hedge or future contracts relating to the Assets or the production attributable to the Assets held by Seller and set forth on Schedule 2.1(m) (the “Hedges”).

Notwithstanding anything to the contrary set forth herein, Seller shall reserve and retain all of the Excluded Assets and, for the avoidance of doubt, the Assets shall not include any of the Excluded Assets.

Section 2.2 Purchase Price; Allocation of Purchase Price.

(a) The purchase price for the Assets under this Agreement shall be an amount equal to the sum of the Cash Purchase Price and the Preferred Shares Purchase Price (the “Purchase Price”). The Adjusted Cash Purchase Price shall be paid by Buyer in accordance with Section 2.4 at Closing in U.S. Dollars by wire transfer in same day funds to one or more bank accounts of Seller (the details of which shall be provided by Seller to Buyer by written notice given at least three (3) Business Days prior to Closing) or as otherwise provided in Section 2.4. The Preferred Shares Purchase Price shall be delivered by Buyer to Seller and the Escrow Agent at Closing in accordance with Section 2.4.

(b) Seller and Buyer agree that the Purchase Price (a portion of which is based upon the fair market value of the Preferred Shares, as determined based upon a valuation to be provided by Ernst & Young, LLP or as otherwise agreed by Buyer and Seller) and any other items constituting consideration for federal and applicable state income Tax purposes will be allocated among the Assets in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Tax Allocation”). In making such allocation with respect to any hedge arrangements, current market information will be used to determine fair market value. No later than sixty (60) days after the Closing Date, Buyer shall prepare and deliver to Seller, for Seller’s review and approval, a draft of the Tax Allocation. Seller and Buyer shall use commercially reasonable efforts to agree on a final Tax Allocation. If Buyer and Seller are unable to agree on such final Tax Allocation within thirty (30) days after the delivery by Buyer of the draft Tax Allocation, Buyer and Seller shall jointly retain an Independent Accountant (which may in turn select an appraiser if needed) to resolve the disputed item. The cost of such Independent Accountant (and appraiser) shall be borne fifty percent (50%) by Buyer and fifty percent (50%) by Seller. Seller and Buyer agree to report the transactions contemplated by this Agreement consistent with the Tax Allocation, as agreed to or as determined by the Independent Accountant, and as amended from time to time based on any adjustments to the Purchase Price, on any Tax Return, including Internal Revenue Service Form 8594, unless otherwise required by a final determination as defined in Section 1313 of the Code. Each Party agrees to promptly advise the other Party regarding the existence of any Tax audit, controversy or litigation related to the Tax Allocation.

(c) The Cash Purchase Price shall be adjusted at Closing as follows (as so adjusted, the “Adjusted Cash Purchase Price”):

(i) The Cash Purchase Price shall be adjusted upward by the following amounts (without duplication of any amounts):

(A) an amount equal to the value (based upon the Contract price in effect as of the Effective Time or the most recent sales price received by Seller for similar Hydrocarbons in the same area if there is no Contract price in effect as of the Effective Time) of all Hydrocarbons produced from the Assets in storage or existing in stock tanks, pipelines and/or plants (including inventory) above the pipeline connection or upstream of the sales meter, as applicable, as of the Effective Time, less amounts payable as royalties, overriding royalties and other burdens upon, measured by or payable out of such production;

(B) an amount equal to all Operating Expenses and all other costs and expenses paid, incurred or accrued by Seller or Eagle Energy Company of Oklahoma, LLC (or its subsidiaries), that are directly attributable or related to the Assets from and after the Effective Time (whether paid before or after the Effective Time and including any deposits and pre-payments related to any of the Related Contracts), including (1) royalties and other burdens upon, measured by or payable out of proceeds of production and (2) rentals and other lease maintenance payments;

(C) the amount of all Property Taxes prorated to Buyer in accordance with Section 5.6(b) but paid (or payable) by Seller (or any of its Affiliates);

(D) an amount equal to the Closing Title Benefit Adjustment Amount;

(E) the Post-Execution Option Lease Amount, if any;

(F) all amounts required to be paid by Seller to hedge counterparties due to the termination of any Hedges in effect on the Execution Date; and

(G) any other amount provided for elsewhere in this Agreement or otherwise agreed upon in writing by Seller and Buyer, in each case, as an upward adjustment to the Purchase Price.

(ii) The Cash Purchase Price shall be adjusted downward by the following amounts (without duplication of any amounts):

(A) an amount equal to all proceeds received by Seller and its Affiliates and attributable to the ownership or operation of the Assets during the Interim Period, including from the sale of Hydrocarbons produced from the Assets or allocable thereto during the Interim Period, net of all costs and expenses (other than Operating Expenses and any other costs or expenses, in each case, taken into account in calculating an adjustment to the Purchase Price pursuant to Section 2.2(c)(i)(B)) incurred in earning or receiving such proceeds, in each case, to the extent the same are not reimbursed to Seller;

(B) an amount equal to the Closing Environmental Defect Adjustment Amount and the Closing Title Defect Adjustment Amount;

(C) the amount of all Property Taxes prorated to Seller in accordance with Section 5.6(b) but paid (or payable) by Buyer;

(D) all amounts required to be paid to Seller by hedge counterparties due to the termination of any Hedges in effect on the Execution Date; and

(E) any other amount provided for elsewhere in this Agreement or otherwise agreed upon in writing by Seller and Buyer, in each case, as a downward adjustment to the Purchase Price.

Section 2.3 Closing Settlement Statement. No later than five (5) Business Days before the Closing Date, Seller shall deliver to Buyer a draft settlement statement setting forth its calculation of the Adjusted Cash Purchase Price (the “Closing Settlement Statement”), which statement shall be substantially in the form of Schedule 2.3 and which shall reflect each adjustment made in accordance with this Agreement as of the date of preparation of such Closing Settlement Statement and the calculation of the adjustments used to determine such amount.

Section 2.4 Closing Payments. At Closing, Buyer shall pay the amounts described in Sections 2.4(a) and 2.4(d), and Parent shall deliver the Preferred Shares Purchase Price as described in Sections 2.4(c) and 2.4(d):

(a) to the Escrow Agent, Preferred Shares having an initial Liquidation Preference equal to the Escrow Amounts to be held in accordance with the Escrow Agreement;

(b) to (i) the Eagle First Lien Administrative Agent, an amount equal to the Eagle First Lien Payoff Amount (by wire transfer in same day funds in U.S. Dollars or as otherwise specified by the Eagle First Lien Credit Agreement) and (ii) the Eagle Second Lien Administrative Agent, an amount equal to the Eagle Second Lien Payoff Amount (by wire transfer in same day funds in U.S. Dollars or as otherwise specified by the applicable Eagle Second Lien Credit Agreement);

(c) to Seller, an amount equal to the Adjusted Cash Purchase Price (by wire transfer in same day funds in U.S. Dollars to one or more bank accounts of Seller (the details of which shall be provided by Seller to Buyer by written notice given at least three (3) Business Days prior to Closing)), less the sum of (i) the Eagle First Lien Payoff Amount and (ii) the Eagle Second Lien Payoff Amount; and

(d) Parent shall issue to Seller the Preferred Shares Purchase Price less the Escrow Amounts.

Section 2.5 Post-Closing Adjustments.

(a) Following Closing, Seller shall prepare a final settlement statement setting forth its calculation of the Adjusted Cash Purchase Price (the “Final Settlement Statement”), which statement shall be substantially in the form of Schedule 2.3, and Seller shall deliver the same to Buyer no later than the forty-fifth (45th) day following the Closing Date. The Final Settlement Statement delivered by Seller to Buyer shall be final and binding on the Parties unless Buyer objects within forty-five (45) days after receipt thereof by: (i) notifying Seller in writing of each objection and (ii) delivering to Seller a detailed statement describing the basis for each objection along with any modifications to the Final Settlement Statement proposed by Buyer. Any component of Seller’s Final Settlement Statement that is not the subject of a proper and timely objection by Buyer shall be final and binding on the Parties. If Seller agrees with the modifications to the Final Settlement Statement proposed by Buyer, such modified Final Settlement Statement shall be final and binding on the Parties. If Seller does not agree with the modifications to the Final Settlement Statement proposed by Buyer, Seller shall, within fifteen (15) days after its receipt of Buyer’s objection(s) and calculations, notify Buyer in writing of its disagreement, which notice shall contain a detailed statement describing the basis of its disagreement to each objection. Throughout the period following the Closing Date, Buyer shall provide Seller and its counsel, accountants and other advisors reasonable access (with the right to make copies) to the Records for the purposes of the review and objection right contemplated herein.

(b) Seller and Buyer shall use all commercially reasonable efforts to resolve any dispute arising under Section 2.5(a); provided, however, that if they fail to resolve any dispute within seventy-five (75) days following Seller’s notice to Buyer that it disagrees with Buyer’s objection(s) or the modifications to the Final Settlement Statement proposed by Buyer, then, by written notice from Seller or Buyer to the other, such disagreement may be submitted for resolution to KPMG LLP or such other firm of independent accountants of national standing to which Buyer and Seller agree in writing (the “Independent Accountants”). Within ten (10) days after the Independent Accountants have been retained, each of Seller and Buyer shall furnish, at its own expense, to the Independent Accountants and the other Party a written statement of its position with respect to each matter in dispute. Within five (5) Business Days after the expiration of such ten (10)-day period, Seller and Buyer may deliver to the Independent Accountants and to each other their respective responses to the other’s position on each matter in dispute. With each submission, Seller and Buyer may also furnish to the Independent Accountants such other information and documents as they deem relevant or such information and documents as may be requested by the Independent Accountants with appropriate copies or notification being given to the other. The Independent Accountants may, at their discretion, conduct a conference concerning the disputed matter(s) with Seller and Buyer, at which conference Seller and Buyer shall each have the right to present additional documents, materials and other information and to have present its advisors, counsel and accountants.

(c) The Independent Accountants shall be directed to promptly, and in any event within thirty (30) days after their appointment pursuant to Section 2.5(b), render their decision on the disputed matter(s). The Independent Accountants’ determination as to each matter in dispute shall be set forth in a written statement delivered to Seller and Buyer, which shall include the Independent Accountants’ determination of the Final Settlement Statement, all of which shall be final and binding on the Parties. Each of Seller and Buyer shall bear one-half of the costs and expenses of the Independent Accountants.

(d) Any difference in the Adjusted Cash Purchase Price as set forth in the Closing Settlement Statement and the amount of the Adjusted Cash Purchase Price set forth in the Final Settlement Statement (as finally agreed to or otherwise resolved pursuant to this Section 2.5) shall be settled by the owing Party to the owed Party within ten (10) Business Days by the owing Party paying the amount of such difference (the “Consideration Difference”) to the owed Party. All amounts paid pursuant to this Section 2.5(d) shall be delivered in U.S. Dollars by wire transfer of immediately available funds to the account specified in writing by the owed Party.

Section 2.6 Revenues and Expenses.

(a) Subject to the last sentence of this Section 2.6(a), Seller shall be entitled to all of the rights of ownership attributable to the Assets (including the right to all production, proceeds of production and other proceeds) attributable to the period of time prior to the Effective Time. Except as expressly set forth in this Agreement and subject to the provisions hereof and the occurrence of the Closing, Buyer shall be entitled to all of the rights of ownership attributable to the Assets (including the right to all production, proceeds of production and other proceeds) attributable to the period from and after the Effective Time. Subject to the other provisions of this Agreement, (i) until the first (1st) anniversary of the Closing, all Operating Expenses that are incurred by Seller and attributable to the period prior to the Effective Time (such Operating Expenses, the “Pre-Effective Time Operating Expenses”), shall be paid by or allocated to Seller, as applicable and (ii) all other Operating Expenses shall be paid by or allocated to Buyer, as applicable.

(b) If, after the delivery of the Final Settlement Statement pursuant to the provisions of Section 2.5, (i) either Party receives monies (including proceeds of production) belonging to the other Party pursuant to Section 2.6(a) or otherwise, then such monies shall, within five (5) Business Days after the end of the month in which they were received, be paid over by the receiving Party to the owed Party, (ii) either Party pays monies for Operating Expenses that are the obligation of the other Party pursuant to Section 2.6(a) or otherwise, then the obligated Party shall, within five (5) Business Days after the end of the month in which the applicable invoice and proof of payment of such invoice are received by it, reimburse the paying Party therefor, (iii) either Party receives an invoice of an expense or obligation that is owed by the other Party pursuant to Section 2.6(a) or otherwise, then the receiving Party shall promptly forward such invoice to the obligated Party and (iv) if an invoice of an expense or other obligation is received by either Party and is the obligation of both Parties, then the Parties shall consult with each other and shall each promptly pay its portion of such invoice to the obligee. Each Party shall be permitted to offset any monies owed by it to the other Party pursuant to this Section 2.6 against amounts owing by it to such other Party pursuant to this Section 2.6, but not otherwise.

(c) From and after the first (1st) anniversary of the Closing, Buyer shall be entitled to all of Seller’s right, title and interest in and to all claims, rights and causes of action, asserted or unasserted, known or unknown, including claims for refunds, in each case, with respect to the Pre-Effective Time Operating Expenses.

Section 2.7 Parent Guaranty. Concurrently with the execution of this Agreement, Parent shall execute and deliver to Seller the Parent Guaranty substantially in the form of Exhibit D (the “Parent Guaranty”).

ARTICLE III

SELLER’S REPRESENTATIONS AND WARRANTIES

Seller represents and warrants to Buyer and Parent the following:

Section 3.1 Organization and Good Standing. Seller is a limited liability company, duly organized and validly existing under the Laws of the State of Delaware and has all requisite limited liability company power and authority to own, lease and operate its properties, including the Assets, and to carry on its business as currently conducted. Seller is duly licensed or qualified to do business as a foreign limited liability company in the jurisdictions listed in Schedule 3.1 and is in good standing in all such jurisdictions in which such qualification is required by Law, except where the failure to be so qualified would not have a Seller Material Adverse Effect.

Section 3.2 Authority; Authorization of Agreement. Seller has all requisite limited liability company power and authority to execute and deliver this Agreement and the Operative Documents to which it is (or will be, as applicable) a party, to consummate the transactions contemplated by this Agreement and the Operative Documents to which it is (or will be, as applicable) a party and to perform all of its obligations under this Agreement and the Operative Documents to which it is a party. The execution and delivery by Seller of this Agreement and the other Operative Documents to which it is (or will be, as applicable) a party, the performance by Seller of its obligations hereunder and thereunder and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite limited liability company action on the part of Seller. This Agreement has been, and each Operative Document to which Seller is (or will be) a party has been (or will be, as applicable) duly executed and delivered by Seller, and constitutes (or when executed and delivered by Seller, shall constitute) the valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, except as such enforceability may be limited by any applicable bankruptcy, insolvency or other Laws relating to or affecting the enforcement of creditors’ rights and general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

Section 3.3 Consents; No Violations. Except for (a) any Customary Post-Closing Consents, (b) any consents or approvals listed on Schedule 3.3, (c) any Preferential Purchase Rights listed on Schedule 3.9 and (d) as may be required under any (i) Material Contracts or (ii) Related Contracts that are not Material Contracts and that are terminable upon not greater than sixty (60) days’ notice without penalty, (A) there are no consents to assignment or other prohibitions on assignment (each a “Consent”) that are applicable to the transfer of the Assets by Seller to Buyer hereunder or otherwise applicable in connection with the consummation of the transactions contemplated by this Agreement by Seller and (B) Seller’s execution and delivery of this Agreement and the Operative Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby by Seller shall not:

(1) conflict with, violate, breach or require the consent of any Person under any of the terms, conditions or provisions of the organizational documents of Seller;

(2) conflict with, violate or breach any provision of, or require any filing, consent or approval under, any Laws applicable to Seller except (in each case) where such violation or the failure to make or obtain such filing, consent or approval would not have a Seller Material Adverse Effect;

(3) except with respect to the Eagle Credit Documents, conflict with, result in a breach of, constitute a default under or constitute an event that with notice or lapse of time, or both, would constitute a default under, accelerate or permit the acceleration of the performance required by, create in any Person the right to terminate, modify or cancel, or require any consent, authorization or approval under, in each case, any Material Contract; or

(4) result in the creation or imposition of any Encumbrance upon one or more of the Assets except for the Permitted Encumbrances.

Section 3.4 Legal Proceedings. Schedule 3.4 sets forth all Legal Proceedings pending or, to Seller’s Knowledge, threatened in writing, against Seller with respect to any of the Assets. This Section 3.4 does not include any matters with respect to Environmental Laws, such matters being addressed exclusively in Section 3.11 and Article IX.

Section 3.5 Bankruptcy. There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated or, to Seller’s Knowledge, threatened, against Seller or any of its subsidiaries.

Section 3.6 Foreign Person. Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

Section 3.7 Material Contracts.

(a) Schedule 3.7 sets forth all Related Contracts of the type described below to which Seller is a party (collectively, all of such Related Contracts, the “Material Contracts”):

(i) any Related Contract that can reasonably be expected to result in aggregate payments by Seller of more than Two Hundred Fifty Thousand Dollars ($250,000) during the current or any subsequent fiscal year of Seller or Five Hundred Thousand Dollars ($500,000) in the aggregate over the term of such Related Contract (based solely on the terms thereof and without regard to any expected increase in volumes or revenues);

(ii) any Related Contract that can reasonably be expected to result in aggregate revenues to Seller of more than Two Hundred Fifty Thousand Dollars ($250,000) during the current or any subsequent fiscal year of Seller or Five Hundred Thousand Dollars ($500,000) in the aggregate over the term of such Related Contract (based solely on the terms thereof and without regard to any expected increase in volumes or revenues);

(iii) any Related Contract that is a Hydrocarbon purchase and sale, transportation, processing or similar Related Contract that is not terminable by Seller or any of its Affiliates that is a party thereto without penalty on sixty (60) days or less notice;

(iv) any Related Contract that constitutes a lease, under which Seller is the lessor or the lessee of real or personal property which lease (A) cannot be terminated by Seller without penalty upon sixty (60) days or less notice and (B) involves an annual base rental of more than One Hundred Thousand Dollars ($100,000);

(v) any Related Contract of Seller with an Affiliate of Seller that will not be terminated prior to Closing;

(vi) any executory Related Contract that constitutes (A) a pending purchase and sale agreement, farmout or farm-in agreement or other Contract providing for the purchase, sale or earning of any material asset included in or related to the Assets, (B) an area of mutual interest agreement and (C) a participation agreement, exploration agreement, development agreement, joint venture agreement, joint operating agreement, unit agreement or other similar Contract;

(vii) any Related Contract that constitutes a non-competition agreement or any other Contract that purports to restrict, limit or prohibit the manner in which, or the locations in which, Seller conducts business, including area of mutual interest Contracts;

(viii) any Related Contract that includes any calls on, or options to purchase, Hydrocarbon production;

(ix) any Related Contract that includes any “tag along” or similar rights allowing a third party to participate in future sales of any of the Assets;

(x) any Related Contract, the primary purpose of which is to indemnify another Person, if such Related Contract would reasonably be expected to result in a liability to Buyer of more than $250,000;

(xi) any Related Contract that is a seismic or other geophysical acquisition agreement or license;

(xii) the Hedges; and

(xiii) powers of attorney relating to the Assets that are still in effect.

(b) Except as set forth on Schedule 3.7 and except for such matters that would not have a Seller Material Adverse Effect, (i) the Material Contracts are in full force and effect, (ii) the Material Contracts are enforceable against Seller and, to Seller’s Knowledge, any other Person that is a party to such Material Contract, in each case, in accordance with their respective terms except as such enforceability may be limited by any applicable bankruptcy, insolvency or other Laws relating to or affecting creditors’ rights and general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity), (iii) there exist no defaults under the Material Contracts by Seller or, to Seller’s Knowledge, by any other Person that is a party to such Material Contracts and (iv) no event has occurred under any of the Material Contracts that with notice or lapse of time or both would constitute any default under any Material Contract by Seller or, to Seller’s Knowledge, any other Person who is a party to such Material Contract. Except as set forth on Schedule 3.7, there are no material disputes pending or, to the Knowledge of Seller, threatened under any Material Contract. Prior to the execution of this Agreement, Seller has furnished or made available to Buyer true and complete copies of each Material Contract and all amendments, supplements and waivers thereto.

Section 3.8 No Violation of Laws. To Seller’s Knowledge, except as set forth on Schedule 3.8, Seller is not in violation of any Laws with respect to its ownership and operation of the Assets. This Section 3.8 does not include any matters with respect to Environmental Laws, such matters being addressed exclusively in Section 3.11 and Article IX.

Section 3.9 Preferential Rights. Except as set forth on Schedule 3.9, there are no preferential rights to purchase that are applicable to the transactions contemplated hereby with respect to the Assets.

Section 3.10 Royalties, Etc. Except as set forth on Schedule 3.10, to Seller’s Knowledge, Seller has paid all royalties, overriding royalties and other burdens due by Seller with respect to the Assets, or if not so paid, is contesting or suspending payment of such royalties, overriding royalties and other burdens in good faith, and Schedule 3.10 sets forth all such contested or suspended payment amounts with respect to such royalties, overriding royalties and other burdens.

Section 3.11 Environmental.

(a) Except as set forth on Schedule 3.11, to Seller’s Knowledge, the Assets are in compliance with the applicable requirements of Environmental Laws, and Seller has not entered into nor are the Assets subject to any currently effective agreements, consents, orders, decrees, judgments or other directives of any Governmental Authority pursuant to Environmental Laws, except in either case for such non-compliance, agreements, consents, orders, decrees, judgments or other directives that would not reasonably be expected to have a Seller Material Adverse Effect.

(b) Except as set forth on Schedule 3.11, Seller has not received written notice from any Person of an Environmental Condition that would reasonably be expected to have a Seller Material Adverse Effect.

(c) To Seller’s Knowledge, except as set forth on Schedule 3.11, Seller is not aware of any pending Legal Proceedings under any Environmental Laws that involve Seller and that relate to any agreement giving rise to an obligation under Environmental Laws.

(d) To Seller’s Knowledge, all material written reports, studies, notices from Governmental Authorities, and other material documents specifically addressing environmental matters related to Seller’s ownership or operation of the Assets, which are in Seller’s possession have been made available to Buyer.

The representations and warranties of this Section 3.11 are the sole representations and warranties of Seller with respect to matters arising under or related to Environmental Laws or any other agreements imposing obligations with respect to matters regulated under Environmental Laws.

Section 3.12 Imbalances. To Seller’s Knowledge, Schedule 3.12 sets forth all Imbalances attributable to Seller’s interest in the Assets as of the date set forth on such Schedule 3.12.

Section 3.13 Drilling Obligations. Except as set forth on Schedule 3.13, Seller has no unfulfilled drilling obligations affecting the Leases by virtue of a Related Contract, other than provisions requiring optional drilling as a condition of maintaining or earning all or a portion of an Undeveloped Lease.

Section 3.14 Current Commitments. Schedule 3.14 sets forth as of the date of this Agreement all authorizations for expenditures (“AFEs”) in excess of $100,000 per individual AFE or series of related AFEs, in each case, received or issued by Seller and relating to Seller’s interest in the Assets to drill or rework wells or for other capital expenditures pursuant to any of the Material Contracts, in each case, for which all of the activities anticipated in such AFEs or commitments have not been completed as of the date of this Agreement.

Section 3.15 Brokers. No broker, finder or investment bank is entitled to any brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation to an intermediary in connection with the negotiation, execution or delivery of this Agreement or any agreement or transaction contemplated hereby based on any arrangements made by or on behalf of Seller for which Buyer shall have (directly or indirectly) any responsibility, liability, or expense.

Section 3.16 Plugging and Abandonment Obligations. With the exception of those Wells identified on Schedule 3.16, there are no Wells operated by Seller that (a) relate or are subject to an order from any Governmental Authority requiring that such Well be plugged and abandoned, (b) are not in use for purposes of production or injection, nor suspended or temporarily abandoned, or, to Seller’s Knowledge, that have been plugged and abandoned, but have not been plugged or abandoned in accordance with all applicable requirements of each Governmental Authority having jurisdiction over such Well, (c) to Seller’s Knowledge, are not properly permitted by the Governmental Authority having jurisdiction thereover, (d) have not been drilled and completed within the limits permitted by all applicable Related Contracts or (e) to Seller’s Knowledge, have been produced in excess of allowables allocated thereto by the Governmental Authority having jurisdiction thereover or subject to penalties on allowables after the Effective Time because of overproduction. The representations and warranties in this Section 3.16 shall not apply to any Remediation obligations.

Section 3.17 Disclosure Not Prohibited. Except as set forth on Schedule 3.17, neither Seller nor the Assets are subject to any Contracts which restrict or prohibit Seller from disclosing to Buyer information that is material to Buyer’s review, inspection, ownership and operation of the Assets.

Section 3.18 No Prepayments. Except as disclosed on Schedule 3.18, Seller is not obligated by virtue of any prepayment arrangement for the sale of Hydrocarbons and/or any take or pay or other similar provisions of a production payment or other arrangement, to deliver Hydrocarbons, or proceeds from the sale thereof, attributable to the Assets at some future time without then or thereafter receiving full payment therefor.

Section 3.19 Taxes. Except as set forth in Schedule 3.19, (a) all material Tax Returns required to be filed with respect to the Assets prior to the date hereof have been filed, and such returns are true and accurate in all material respects, (b) all Taxes shown as due on such Tax Returns have been paid, (c) there are no material liens on any of the Assets that arose in connection with any failure to pay any Tax and (d) there is no material claim pending by any Governmental Authority in connection with any Tax or any Tax Return described in clauses (a) or (b).

Section 3.20 Tax Partnerships. Except as set forth on Schedule 3.20, none of Seller’s interest in the Assets is subject to tax partnership reporting for federal income tax purposes.

Section 3.21 Equipment and SWD Wells.

(a) Except as described on Schedule 3.21, all Equipment, SWD Wells and currently producing Wells are, to Seller’s Knowledge, in all material respects, in a state of reasonable repair (subject to normal wear and tear, maintenance and ongoing upgrades or replacement consistent with past practice) so as to be adequate for present uses and operations.

(b) Except as set forth on Schedule 3.21, to Seller’s Knowledge, Seller has all material Easements and Permits necessary to access, construct, operate, maintain and repair the Equipment, the SWD Wells and currently producing Wells, as applicable, in the ordinary course of business as currently conducted. Except for Permitted Encumbrances, Seller (i) has the contractual right to use or is the exclusive or non-exclusive legal and beneficial owner of the Easements, (ii) has conducted its operations in a manner that does not violate any of the terms of any such Easements and (iii) except as set forth on Schedule 3.21, has not received written notice of revocation or termination of any such Easements.

(c) Except as described on Schedule 3.21, Seller has good and defensible title to (or, in the case of a leasehold interest, such legally enforceable rights to use) the Equipment and SWD Wells, free and clear of all Encumbrances other than Permitted Encumbrances.

Section 3.22 Operation of the Assets. Except as described in Schedule 3.22, since the Effective Time and until the date hereof, (a) all Assets operated by Seller have been operated only in the ordinary course of business consistent with past practices of Seller and Section 5.1 and (b) there has not been any material damage, destruction or loss with respect to the Assets. The representations and warranties in this Section 3.22 shall not apply to any of the Leases.

Section 3.23 Non-Consent Operations. Except as described in Schedule 3.23, from the Effective Time until the date hereof, Seller has not elected (or been deemed to have elected) to be a non-consenting party with respect to any Well.

Section 3.24 Compliance with Permits. Except as set forth on Schedule 3.24, To Seller’s Knowledge, Seller has obtained and is maintaining all Permits that are necessary or required for the ownership, development and operation of the Assets by Seller, and (a) all such Permits are in full force and effect and (b) there are no proceedings pending or, to Seller’s Knowledge, threatened in writing before any Governmental Authority that seek the revocation, cancellation, suspension or adverse modification thereof.

Section 3.25 Lease Status; Rentals. Except as set forth on Schedule 3.25, Seller has not received written notice of (a) any request or demand for payments, adjustments of payments or performance pursuant to obligations under the Leases that is still outstanding and (b) any default with respect to the payment or calculation of rentals that has not been cured.

Section 3.26 Seller’s Receipt of Payments for Production. Except as described in Schedule 3.26, to Seller’s Knowledge, Seller is currently receiving from all purchasers of production revenues not less than the Net Revenue Interest for each Well reflected on Exhibit A, without suspense or any indemnity other than the normal division order warranty of title.

Section 3.27 Payout Status. To Seller’s Knowledge, Schedule 3.27 contains a true and correct list of the status of any “payout” balance (net to the interest of Seller), as of the dates set forth on Schedule 3.27, for each Well that is subject to a reversion or other adjustment at some level of cost recovery or payout.

Section 3.28 Suspense Funds. Schedule 3.28 lists (a) all funds held in suspense by Seller that are attributable to the Assets, (b) a description of the source of such funds and the reason they are being held in suspense and (c) if known, the name or names of the Persons claiming such funds or to whom such funds are owed.

Section 3.29 Certain Actions. Except as set forth in Schedule 3.29, since the Effective Time until the date hereof, there has been no action taken by the Seller that would have required the consent of Buyer under Section 5.1 had the action been taken from and after the date hereof.

Section 3.30 No Seller Material Adverse Effect. Except as set forth in Schedule 3.30, since the Effective Time there has been no Seller Material Adverse Effect.

Section 3.31 Investment Representations.

(a) Experience; Status.

(i) Seller has substantial experience in analyzing and investing in companies like Parent and is capable of evaluating the merits and risks of its investment in Parent and has the capacity to protect its own interests. To the extent necessary, Seller has retained, at its own expense, and relied upon, appropriate professional advice regarding the investment, tax and legal merits and consequences of an investment in the Preferred Shares that Seller will receive at Closing and the Common Shares issuable upon conversion of such Preferred Shares.

(ii) Seller is an “accredited investor” (as such term is used in Rule 501 under the Securities Act), is able to bear the economic risk of its investment in the Preferred Shares and the Common Shares indefinitely and has sufficient net worth to sustain a loss of its entire investment in Parent without economic hardship if such loss should occur.

(b) Access to Information.

(i) Seller has had an opportunity to discuss Parent’s business, management and financial affairs with the members of Parent’s management and has had the opportunity to review Parent’s operations and facilities. Seller has also had an opportunity to ask questions of the officers of Parent, which questions were answered to its satisfaction. Seller acknowledges that it is familiar with the nature of Parent’s business. Seller has received and had an opportunity to read the Reports.

(ii) Seller has not received representations or warranties from Parent or Buyer, or their employees, affiliates, attorneys, accountants or agents, except as set forth in this Agreement and has undertaken such due diligence pertaining to Parent and Buyer as Seller deems adequate. Seller has, as of the execution and delivery of this Agreement, no Knowledge of any fact that results in the breach of any representation, warranty or covenant of Buyer or Parent given hereunder.

(iii) Seller understands that the ownership of the Preferred Shares and the Common Shares involves numerous risks, including those described under the heading “Risk Factors” in Parent’s filings with the SEC.

(c) Investment Purposes.

(i) Seller is acquiring the Preferred Shares and the Common Shares issuable upon conversion of such Preferred Shares solely for investment for its own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof in any transaction in violation of the securities Laws of the United States of America or any state. Seller understands that the Preferred Shares and the Common Shares issuable upon conversion of such Preferred Shares have not been registered under the Securities Act or applicable state securities laws by reason of a specific exemption from the registration provisions of the Securities Act and applicable state securities laws, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Seller’s representations as expressed herein. Seller understands that Parent is relying, in part, upon the representations and warranties contained in this Section 3.31 for the purpose of determining whether this transaction meets the requirements for such exemptions.

(ii) Seller acknowledges and understands that it must bear the economic risk of its investment in the Preferred Shares and the Common Shares issuable upon conversion of such Preferred Shares for an indefinite period of time because such Preferred Shares and such Common Shares must be held indefinitely unless subsequently registered under the Securities Act and applicable state securities laws or unless an exemption from such registration is available.

(iii) Seller understands that any transfer agent of Parent will be issued stop transfer instructions with respect to the Preferred Shares and the Common Shares unless such transfer is subsequently registered under the Securities Act and applicable state securities laws or unless an exemption from such registration is available.

Section 3.32 Employee Matters.

(a) Seller is not a party to any collective bargaining agreement with respect to any individuals who are employed by Seller or an Affiliate who provide services related to the Assets.

(b) Neither Seller nor any trade or business, whether or not incorporated, that together with Seller would be deemed a “controlled group” within the meaning of Section 4001 of the Employee Retirement Security Act of 1974, as amended (“ERISA”) or Section 414 of the Code has any liability (or has within the past six (6) years) had any liability (including any contingent liability under Section 4204 of ERISA) with respect to any plan subject to Title IV of ERISA that would be, or could be reasonably expected to become, a Liability of Buyer or any of its Affiliates (“Title IV Liability”).

ARTICLE IV

BUYER’S REPRESENTATIONS AND WARRANTIES

Parent and Buyer represents and warrants to Seller the following:

Section 4.1 Organization and Good Standing. Each of Parent and Buyer is a corporation or limited liability company, as applicable, duly organized and validly existing under the Laws of the State of Delaware and has all requisite corporate or limited liability company, as applicable, power and authority to own, lease and operate its properties and to carry on its business as currently conducted. Buyer is duly licensed or qualified to do business as a foreign corporation or limited liability company, as applicable, in the jurisdictions listed in Schedule 4.1 and is in good standing in all such jurisdictions in which such qualification is required by Law, except where the failure to be so qualified would not have a Buyer Material Adverse Effect.

Section 4.2 Capitalization. As of the Execution Date, the authorized capital stock of the Parent consists of 300,000,000 Common Shares and 50,000,000 shares of preferred stock. As of August 6, 2012, there were issued and outstanding 66,549,563 Common Shares and no shares of preferred stock. The outstanding Common Shares have been duly authorized and are validly issued and outstanding, fully paid and non-assessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). As of the date of this Agreement, there are no Common Shares or shares of preferred stock reserved for issuance, except the Common Shares underlying the Preferred Shares and Common Shares issuable upon conversion or exercise of derivative securities issued under Parent’s long-term equity or other compensation plans, the Parent does not have outstanding any securities providing the holder the right to acquire Common Shares or preferred stock, and the Parent does not have any commitment to authorize, issue, or sell any Common Shares or preferred stock other than pursuant to this Agreement and the Certificate of Designations.

Section 4.3 Authority; Authorization of Agreement. Each of Buyer and Parent has all requisite corporate power and authority to execute and deliver this Agreement and the Operative Documents to which it is a party or signatory, to consummate the transactions contemplated by this Agreement and the Operative Documents to which it is (or will be, as applicable) a party or a signatory and to perform all of its obligations under this Agreement and the Operative Documents to which it is (or will be, as applicable) a party or a signatory. The execution and delivery by each of Buyer and Parent of this Agreement and the other Operative Documents to which it is (or will be, as applicable) a party, the performance by each of Buyer and Parent of its obligations hereunder and thereunder and the consummation by each of Buyer and Parent of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Buyer and Parent, respectively. This Agreement has been, and each Operative Document to which Buyer or Parent is (or will be) a party has been (or will be, as applicable) duly executed and delivered by Buyer or Parent respectively, and constitutes (or when executed and delivered by Buyer or Parent, shall constitute) the valid and binding obligations of Buyer or Parent, respectively, enforceable against it in accordance with their respective terms, except as such enforceability may be limited by any applicable bankruptcy, insolvency or other Laws relating to or affecting the enforcement of creditors’ rights and general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

Section 4.4 Consents; No Violations. There are no Consents that are applicable in connection with the consummation of the transactions contemplated by this Agreement by Buyer or Parent and the execution and delivery of this Agreement by each of Buyer and Parent and the Operative Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby by it shall not:

(i) conflict with, violate, breach or require the consent of any Person under any of the terms, conditions or provisions of its organizational documents;

(ii) conflict with, violate or breach any provision of, or require any filing, consent or approval under, any Laws applicable to it except (in each case) where such violation or the failure to make or obtain such filing, consent or approval would not have a Buyer Material Adverse Effect; or

(iii) conflict with, result in a breach of, constitute a default under or constitute an event that, with notice or lapse of time, or both, would constitute a default under, accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under: (i) any material agreement or any mortgage, indenture, loan, credit agreement or other agreement evidencing indebtedness for borrowed money to which it is a party or by which it (or any of its assets) is bound, except (in each case) where such conflict, breach or default would not materially affect Buyer’s ability to consummate the transactions contemplated hereby or (ii) any order, judgment or decree of any Governmental Authority.

Section 4.5 Registration Rights. Schedule 4.5 lists all registration rights agreements to which Parent is a party and true and complete copies of such agreements have been provided to Seller. The consummation of the transactions contemplated by this Agreement and the Operative Documents will not conflict with, violate or breach any of the terms, conditions or provisions of the agreements listed on Schedule 4.5.

Section 4.6 SEC Documents.

(a) Parent has filed with the SEC all reports and statements (including any amendments thereto) required to be so filed by it since April 17, 2012 pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act, and has made available to Seller each registration statement, report, proxy statement or information statement (other than preliminary materials) it has so filed, each in the form filed with the SEC (collectively, the “Reports”).

(b) As of the Execution Date, Buyer represents that, as of the date it was filed with the SEC, each Report (i) complied in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder and (ii) did not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except for such statements, if any, as have been modified by subsequent filings with the SEC prior to the Execution Date. As of the Closing Date, Buyer represents that, as of the date it was filed with the SEC, each Report (i) complied in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder and (ii) did not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except for such statements, if any, as have been modified by subsequent filings with the SEC prior to the Closing Date.

(c) Each of the consolidated balance sheets included in or incorporated by reference into the Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Parent and its subsidiaries as of its date, and each of the consolidated statements of operations, cash flows and changes in stockholders’ equity included in or incorporated by reference into the Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, cash flows or changes in stockholders’ equity, as the case may be, of Parent and its subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to (i) such exceptions as may be permitted by Form 10-Q of the SEC and (ii) normal year end audit adjustments), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein. Except as and to the extent set forth on the consolidated balance sheet of Parent and its subsidiaries included in the most recent Report filed prior to the date of this Agreement that includes such a balance sheet, including all notes thereto, as of the date of such balance sheet, neither Parent nor any of its subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a balance sheet of Parent or in the notes thereto prepared in accordance with generally accepted accounting principles consistently applied, other than liabilities or obligations which do not and are not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 4.7 Claims, Disputes and Litigation. As of the date of this Agreement, there are no Legal Proceedings pending or, to Buyer’s Knowledge, threatened in writing against Buyer that would prevent the consummation by Buyer of the transactions contemplated by this Agreement and the Operative Documents.

Section 4.8 Bankruptcy. There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by or, to Buyer’s Knowledge, threatened against Buyer or its subsidiaries.

Section 4.9 Independent Evaluation. Buyer is sophisticated in the evaluation, purchase, ownership and operation of oil and gas properties and related facilities such as the Assets and is aware of the risks of that business. In making its decision to enter into this Agreement and to consummate the transactions contemplated herein, subject to the express provisions of this Agreement, Buyer (i) has relied on its own independent investigation and evaluation of the Assets and (ii) has undertaken such due diligence pertaining to the Assets as Buyer deems adequate. Buyer has, as of the execution and delivery of this Agreement, no Knowledge of any fact that results in the breach of any representation, warranty or covenant of Seller given hereunder.

Section 4.10 Financing. The financing of the Cash Purchase Price will consist of debt financing provided to Parent and/or Buyer, which may consist of proceeds from a loan or the sale of debt securities (the “Financing”). Buyer has delivered to Seller true and complete copies of fully executed commitment letters pursuant to which certain of the parties named therein agreed, subject to the terms and conditions thereof, to lend the amounts set forth therein for the purposes of funding the Cash Purchase Price at Closing (the “Commitment Letter”). As of the Execution Date, the Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Buyer and, to the Knowledge of the Buyer, the other parties thereto, the financing commitments thereunder have not been withdrawn or terminated, and the Commitment Letter has not been amended, supplemented or otherwise modified in any respect. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Buyer or Parent (as applicable) under any term of the Commitment Letter. Buyer has no reason to believe that it or any of the other parties to the Commitment Letter will be unable to satisfy on a timely basis any term or condition of the Commitment Letter required to be satisfied by it. Buyer has no reason to believe that any portion of the Financing to be made thereunder will otherwise not be available to Buyer on a timely basis to consummate the transactions contemplated hereby. Buyer and its Affiliates are not required to pay any fees or other amounts to the Financing Sources in connection with the Financing prior to the execution of this Agreement, except those fees and other amounts which Buyer and its Affiliates have paid in full as of the Execution Date. The obligations of the other parties to the Commitment Letter to fund the full amount of the Financing to Buyer pursuant to the terms of the Commitment Letter are not subject to any conditions other than the conditions set forth in the Commitment Letter. There are no side contracts or understandings (other than for customary fee letters and engagement letters) related to the Financing under the Commitment Letter other than as expressly set forth in the Commitment Letter. At the Closing, Buyer will have readily available funds that are sufficient to pay the Cash Purchase Price on the terms contemplated hereby.

Section 4.11 Representations by Parent as to the Preferred Shares and Common Shares.

(a) Upon consummation of the transactions contemplated by this Agreement and the issuance of the Preferred Shares in connection therewith, the Preferred Shares will be duly authorized, validly issued, fully paid and non-assessable, and free and clear of any Encumbrances other than restrictions on transfer imposed by applicable federal or state securities Laws. The Preferred Shares have the rights, privileges and preferences set forth in the Certificate of Designations. The Certificate of Designations has been duly adopted and authorized, and when filed with, and accepted by, the Secretary of State of Delaware, will be binding upon the Parent.

(b) The Common Shares reserved for issuance upon conversion of the Preferred Shares have been duly authorized and reserved for issuance and, when issued upon conversion of the Preferred Shares in accordance with their terms, such Common Shares will be duly authorized, validly issued, fully paid and non-assessable, and free and clear of any Encumbrances other than restrictions on transfer imposed by applicable federal or state securities Laws. The issuance of the Common Shares will not be subject to any preemptive or similar rights.

(c) Upon issuance in accordance with this Agreement, and assuming the accuracy of the representations and warranties of Seller set forth in Article III, the Preferred Shares and the Common Shares issued in accordance with the terms of this Agreement will be issued in accordance with all applicable securities Laws and all Common Shares issuable upon conversion of the Preferred Shares will be approved for listing on the NYSE subject only to official notice of issuance.

Section 4.12 Brokers. Other than Suntrust Robinson Humphrey, Evercore Partners and Bank of America Merrill Lynch, the fees and expenses of which will be paid by Parent, no broker, finder or investment bank is entitled to any brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation to an intermediary in connection with the negotiation, execution or delivery of this Agreement or any agreement or transaction contemplated hereby based on any arrangements made by or on behalf of Buyer.

Section 4.13 No Buyer Material Adverse Effect. Except as set forth in Schedule 4.13, since March 31, 2012, there has been no Buyer Material Adverse Effect.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business. Except as set forth on Schedule 3.14 or 5.1, except as required by Governmental Authority or Law, and except as specifically contemplated by this Agreement, from the date of this Agreement until the earlier to occur of the Closing and the termination of this Agreement in accordance with the provisions of Article XI, unless Buyer shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall, and shall direct its subsidiaries to:

(a) if Seller is the operator thereof, operate the Assets in the ordinary course consistent with Seller’s past practice;

(b) maintain, in all material respects, the Records in the ordinary course consistent with Seller’s past practice;

(c) use all commercially reasonable efforts to maintain insurance coverage on the Assets furnished as of the date hereof by third parties in the amounts and of the types in place as of the date hereof;

(d) give prompt written notice to Buyer of any (i) emergency with respect to, or material damage or destruction of, the Assets with respect to which Seller is the operator, (ii) violation or notices of violations of Law, including Environmental Law, with respect to the Assets with respect to which Seller is the operator or the transactions contemplated by this Agreement, (iii) claims received or made with respect to the Assets with respect to which Seller is the operator or the transactions contemplated by this Agreement and (iv) any such emergency damage, destruction, violation or claim with respect to the Assets about which Seller obtains Knowledge; provided, however, that the failure to give such notice shall not be taken into account in determining whether the condition in Section 6.2(b) has been satisfied; provided, further, that any items identified in any notice provided pursuant to this Section 5.1(d) shall be taken into account for all other purposes of this Agreement;

(e) use Seller’s commercially reasonable efforts (which the Parties acknowledge and agree shall not obligate Seller to make any payments in excess of the amount of any payments it is making or has agreed to make as of the date hereof, with all such payments being in the ordinary course of business consistent with past practice) to retain the services of its officers, managers, employees and consultants and to maintain satisfactory relationships with those persons having business relationships with Seller and its Affiliates to the extent related to the Assets;

(f) except with respect to the agreements listed in number 8 on Schedule 5.1, not, with respect to any of the employees of Seller immediately prior to the Closing who provide services to the Assets, (i) increase any compensation or benefits (other than (A) customary increases in compensation in the ordinary course of business consistent with past practice made to employees and (B) the payment of bonus amounts in accordance with bonus plans and programs in the ordinary course of business consistent with past practice), grant any new incentive awards, establish any new bonus plan or arrangement or enter into, amend or extend (or permit the extension of) any employment or consulting agreement, except in each case as required by Laws or pursuant to an employment Contract listed on Schedule 5.1(f), (ii) adopt any new employee benefit plan or agreement or amend (except as required by Laws or pursuant to an employment Contract listed on Schedule 5.1(f)) any existing employee benefit plan in any material respect, (iii) grant any severance pay rights (other than pursuant to the severance policies or agreements of Seller and its Affiliates described in Schedule 5.11) or (iv) terminate any such employee or hire any new employee;

(g) not grant or create any Preferential Purchase Right, Consent or other transfer restriction with respect to any of the Assets;

(h) not sell, transfer, abandon, farmout, lease, encumber exchange or otherwise dispose of any Assets except for (i) any of the foregoing that would be Permitted Encumbrances, (ii) dispositions (including acreage swaps and exchanges) that are set forth on Schedule 5.1, (iii) the sale and/or disposal of Hydrocarbons attributable to the Assets in the ordinary course of business, (iv) dispositions of immaterial obsolete inventory or equipment included in the Assets and (v) immaterial sales, transfers, exchanges and other dispositions that are made in connection with any election to participate made under (or in connection with) any pooling agreement or order;

(i) except for any Related Contract entered into in connection with any activity permitted pursuant to Section 5.1(h)(v) or 5.1(l), not enter into any Related Contract that, if entered into prior to the date of this Agreement, would be required to be listed on Schedule 3.7;

(j) not terminate or materially amend or modify any Material Contract or otherwise waive, release or assign any material rights, claims or benefits of Seller under any Material Contract;

(k) not enter into any derivative, option, hedge or futures contracts;

(l) excepting emergency operations, any operations proposed, consented to or undertaken in connection with any forced pooling notice or order, any operations conducted pursuant to the capital expenditure budget set forth in Schedule 5.1(l), not (i) propose or commit to any single operation, or series of related operations, reasonably anticipated to require capital expenditures by Seller in excess of $100,000, (ii) make any capital expenditures with respect to any operation, or series of related operations, in excess of $100,000, or (iii) propose or make capital expenditures subject to clauses (i) and (ii) in excess of $500,000 in the aggregate;

(m) not dismantle or decommission any material Equipment or other facilities or close pits or restore the surface of such Wells or SWD Wells, facilities or pits;

(n) not surrender or abandon, or waive any material rights with respect to the Leases, Wells or SWD Wells; and

(o) not agree, in writing or otherwise, to take any action prohibited by any of the foregoing provisions of this Section 5.1.

Buyer acknowledges that Seller owns undivided interests in certain of the assets and properties comprising the Assets, and Buyer agrees that the acts or omissions of other Working Interest owners (including the operators) that are not Seller or an Affiliate of Seller shall not constitute a breach of the provisions of this Section 5.1, nor shall any action required by a vote of Working Interest owners constitute such a breach so long as Seller has voted its interest in a manner that complies with the provisions of this Section 5.1.

Section 5.2 Access; Disclaimers; Record Retention.

(a) From the date hereof until the Closing Date (or earlier termination of this Agreement pursuant to Article XI), subject to the provisions of this Section 5.2 and the obtaining of any required Consents, including Consents of operators of the Assets (which Consents Seller shall use all commercially reasonable efforts to obtain), Seller will give Buyer, its Affiliates and its and their respective officers, employees, agents, accountants, attorneys, investment bankers and other authorized representatives (collectively, “Buyer’s Representatives”) reasonable access, during normal business hours, to the offices, Records and Assets of Seller, for purposes of conducting Buyer’s title and environmental due diligence with respect to the Assets. All investigations and due diligence conducted by Buyer or any of Buyer’s Representatives shall (i) be conducted at Buyer’s sole cost, risk and expense, in such manner so as not to interfere with the conduct of the business of Seller and, to the extent so requested by Seller, under the supervision of a representative of Seller and (ii) not be conducted without prior notice to, and approval of, Seller. Notwithstanding the foregoing, Buyer shall not (A) have access to personnel records of Seller relating to individual performance or evaluation records, medical histories or other information, the disclosure of which, in Seller’s reasonable opinion, could subject Seller, any of its Affiliates or any of the other Seller Subject Parties to risk of liability (unless such information is sufficiently redacted in order to allow such disclosure) without prior written consent of Seller or (B) have access to any information if doing so could violate any Related Contract or Law to which Seller or any of its Affiliates is a party or is subject or which such Person believes in good faith could jeopardize any attorney-client or other legal privilege. Notwithstanding anything herein to the contrary, neither Buyer nor any of Buyer’s Representatives shall have access to, or shall be permitted to conduct, any environmental due diligence (including any Phase I environmental property assessments) with respect to any Asset where Seller does not have the authority to grant access to such Persons for such due diligence; provided, however that Seller shall use all commercially reasonable efforts (which shall not require the payment of any monies by Seller) to obtain such access for such Persons with respect to any such Asset.

(b) Before conducting any sampling, boring, drilling or other invasive investigation activities (“Invasive Activities”) on or with respect to any of the Assets, Buyer shall (i) based on Buyer’s conduct of Phase I environmental property assessments with respect thereto, have a reasonable belief that such Asset is affected by an Environmental Condition, (ii) furnish Seller with a written description of (A) the basis for Buyer’s reasonable belief that such Asset is affected by an Environmental Condition and (B) the proposed scope of the Invasive Activities to be conducted, including a description of the activities to be conducted, and a description of the approximate location and expected timing of such activities and (iii) obtain the prior written consent of Seller (which consent may be withheld by Seller in its sole and absolute discretion) to undertake such Invasive Activities; provided, however that if Seller does not give its written consent to undertake such Invasive Activities within three days, then Buyer may, in its sole discretion, within three days of notice of such nonconsent or expiration of the three-day period referred to above, elect to remove the Asset with respect to which Buyer so proposed to conduct such Invasive Activities from the Assets being conveyed by Seller to Buyer at Closing pursuant hereto, in which case the Purchase Price shall be reduced by an amount equal to the Allocated Value thereof.

(c) Buyer shall coordinate its environmental property assessments, physical inspections of the Assets and other due diligence activity with Seller and (if applicable) all third party operators of the Assets to minimize any inconvenience to or interruption of the conduct of business by such Persons. Buyer shall, and shall cause all of Buyer’s Representatives to, abide by Seller’s and any third party operator’s, as applicable, safety rules, regulations and operating policies while conducting its due diligence evaluation of the Assets, including any environmental or other inspection or assessment of the Assets. Buyer hereby releases, indemnifies, defends and holds harmless each of the operators of the Assets and the Seller Indemnified Parties from and against any and all Liabilities arising out of, resulting from or relating to any field visit, environmental property assessment or other due diligence activity conducted by Buyer or any of Buyer’s Representatives with respect to the Assets, including entry by Buyer or any of Buyer’s Representatives into the offices of Seller, EVEN IF SUCH LIABILITIES ARISE OUT OF OR RESULT FROM, IN WHOLE OR IN PART, THE SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW OF OR BY ANY THIRD PARTY OPERATOR OR ANY SELLER INDEMNIFIED PARTY, EXCEPTING ONLY LIABILITIES ACTUALLY RESULTING FROM THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SUCH THIRD PARTY OPERATOR OR SELLER INDEMNIFIED PARTY.

(d) Buyer agrees to promptly (and in any event no less than forty-eight (48) hours after their receipt or creation), provide Seller with copies of all final reports and test results prepared by Buyer or any of Buyer’s Representatives that contain data collected or generated from Buyer’s due diligence with respect to the Assets (including all environmental and title reports). Seller shall not be deemed by its receipt of said documents or otherwise to have made any representation or warranty, expressed, implied or statutory, as to the condition of the Assets or to the accuracy of said documents or the information contained therein.

(e) Upon completion of Buyer’s due diligence, Buyer shall at its sole cost and expense (i) repair all damage done to the Assets in connection with Buyer’s due diligence, (ii) restore the Assets to the approximate same or better condition than they were prior to commencement of Buyer’s due diligence and (iii) remove all equipment, tools or other property brought onto the Assets in connection with Buyer’s due diligence. Any disturbance to the Assets resulting from Buyer’s due diligence will be promptly corrected by Buyer.

(f) Neither Seller nor any of its representatives makes any representation or warranty as to the accuracy of any information provided pursuant to this Section 5.2, and Buyer may not rely on the accuracy of any such information, in each case, other than as expressly set forth in the representations and warranties contained in Article III. All information provided or made available to Buyer or any of its representatives will be subject to the Confidentiality Agreements dated as of May 1, 2012 and July 23, 2012 between Eagle Energy of Oklahoma, LLC and Parent (the “Confidentiality Agreements”).

(g) After the Closing, for a period of six (6) years after the Closing (and for such additional time thereafter until final resolution of all disputes under this Agreement), Buyer shall provide to Seller reasonable access to the Records and allow Seller, at Seller’s sole cost and expense, to copy the Records.

(h) Buyer shall preserve and keep the Records in its possession for at least six (6) years following the Closing Date (and for such additional time thereafter until final resolution of all disputes under this Agreement) or for such longer period as may be required by Law or any applicable court order.

Section 5.3 Return or Destruction of Information. In the event of termination of this Agreement in accordance with the provisions of Article XI, Buyer shall promptly, and in any event, with five (5) days after such termination, return or cause to be returned to Seller, or, at Buyer’s option, destroy or cause to be destroyed (in which case, promptly after such destruction, an authorized officer of Buyer shall certify, in writing, to Seller that such destruction has occurred), all documents and other materials obtained from or on behalf of Seller in connection with the transactions contemplated hereby and shall keep confidential any such information, all in accordance with the provisions of the Confidentiality Agreements.

Section 5.4 Notification of Breaches. Until the Closing (or, if earlier, the termination of this Agreement in accordance with the provisions of Article XI):

(a) Buyer shall use reasonable efforts to notify Seller promptly after Buyer obtains Knowledge that any representation or warranty of Seller contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Seller prior to or on the Closing Date has not been so performed or observed in any material respect. Following receipt of such notice, Seller shall use its reasonably best efforts to cure such condition or perform such covenant or agreement; provided, however¸ that the failure to so cure or perform pursuant to this Section 5.4(a) shall not be taken into account in determining whether the condition in Section 6.2(b) has been satisfied; provided further, that the breach or nonperformance indentified in any notice provided pursuant to this Section 5.4(a) shall be taking into account for all other purposes of this Agreement.

(b) Seller shall use reasonable efforts to notify Buyer promptly after Seller obtains Knowledge that any representation or warranty of Buyer contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of Closing Date or that any covenant or agreement to be performed or observed by Buyer prior to or on the Closing Date has not been so performed or observed in any material respect. Following receipt of such notice, Buyer shall use its reasonably best efforts to cure such condition or perform such covenant or agreement; provided, however¸ that the failure to so cure or perform pursuant to this Section 5.4(b) shall not be taken into account in determining whether the condition in Section 6.1(b) has been satisfied; provided further, that the breach or nonperformance identified in any notice provided pursuant to this Section 5.4(b) shall be taking into account for all other purposes of this Agreement.

Section 5.5 Disclosure Schedules. From time to time up to the earlier of the date that is three (3) Business Days prior to the Closing Date and the termination of this Agreement pursuant to Article XI, each Party shall have the right to supplement or amend the Schedules attached hereto (other than Schedule 5.1) that it has delivered to disclose any matter that (a) of which such Party did not have Knowledge on the Execution Date after reasonable due diligence with respect thereto or (b) arises subsequent to the Execution Date, which fact shall be certified by an officer of such Party. To the extent, in the aggregate, that any such supplements and/or amendments result in a Seller Material Adverse Effect (in the case of supplements and/or amendments by Seller) or a Buyer Material Adverse Effect (in the case of supplements and/or amendments by Buyer), such supplements and/or amendments shall not have the effect of modifying this Agreement for purposes of determining the satisfaction of the conditions set forth in Sections 6.2(a) and 6.2(b) (in the case of supplements and/or amendments by Seller) or in Sections 6.1(a) and 6.1(b) (in the case of supplements and/or amendments by Buyer), but shall have the effect of modifying this Agreement for all other purposes (including for purposes of Article X). To the extent, in the aggregate, that any such supplements and/or amendments that relate to clause (b) of the first sentence of this Section 5.5 do not result in a Seller Material Adverse Effect (in the case of supplements and/or amendments by Seller) or a Buyer Material Adverse Effect (in the case of supplements and/or amendments by Buyer), such supplements and/or amendments shall have the effect of modifying this Agreement for all purposes (including for purposes of Articles VI and X). Notwithstanding the foregoing, any supplements and/or amendments to the Schedules as a result of any action taken or not taken in accordance with Section 5.1 shall not be taken into consideration in determining whether a Seller Material Adverse Effect has occurred.

Section 5.6 Tax Matters.

(a) Transfer Taxes. All excise, sales, use, purchase, stamp, transfer, documentary, filing, registration, recordation, value added and other similar Taxes and fees, if any, that are imposed on or with respect to the purchase and sale of the Assets (collectively, “Transfer Taxes”) shall be borne solely by Buyer. The Parties shall cooperate to the extent reasonably requested by the other Party in connection with the qualification for, and obtainment of, any exemption with respect to Transfer Taxes.

(b) Property Taxes and Income Taxes. Until the first (1st) anniversary of the Closing, except to the extent already taken into account by the Parties in the determination of the Adjusted Cash Purchase Price, Seller shall retain responsibility for, pay, indemnify and hold harmless Buyer and its Affiliates from and against (i) all Property Taxes imposed on or with respect to the ownership and operation of the Assets for any Tax period, or portion thereof, ending on or prior to the Effective Time and (ii) Income Taxes of Seller and its Affiliates. Except to the extent already taken into account by the Parties in the determination of the Adjusted Cash Purchase Price, Buyer shall be responsible for, pay, indemnify and hold harmless Seller and its Affiliates and all of the other Seller Subject Parties from and against all Taxes other than those that are the responsibility of Seller according to the preceding sentence. For purposes of allocating Property Taxes to any portion of a Tax period under this Section 5.6(b), (A) in the case of Property Taxes that are based upon or related to income or receipts or imposed on a transactional basis such as severance or production taxes, such allocation will be made using a closing of the books method as if the Tax period ended immediately prior to the end of the Effective Time, and (B) in the case of any other Property Taxes, such Taxes will be allocated pro-rata based on the number of days in the relevant portion of the Tax period before or after the Effective Time, as compared to the number of days in the entire Tax period. For purposes of clause (A) of the preceding sentence, any exemption, deduction, credit or other item that is calculated on an annual basis shall be allocated pro rata per day based on the number of days in the relevant portion of the Tax period as compared to the number of days in the entire Tax period. To the extent the actual amount of Taxes is not determinable at Closing (or when the Final Settlement Statement is determined), Buyer and Seller shall utilize the most recent information available in estimating the amount of Property Taxes for purposes of Sections 2.2(c)(i)(C), 2.2(c)(ii)(C), 2.3 and 2.5.

(c) Tax Cooperation. The Parties shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes relating to the Assets. Such cooperation shall include the retention and (upon another Party’s request) the provision of records and information that are relevant to any such Tax Return or audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement. The Parties agree that the Preferred Shares are properly classified as common stock under Section 305 of the Code and agree to report consistently with such treatment on all Tax Returns and in any audit, litigation or other proceeding, except to the extent that, as a result of a change in applicable circumstances or Law, different treatment is required by applicable Law. Further, Buyer agrees that it will not withhold any tax on any dividends (whether actual or deemed) made on the Preferred Shares provided that the holder of the Preferred Shares provides Buyer with a properly executed IRS Form W-9.

(d) Refunds. Each Party shall be entitled to any refund, credit, or offset with respect to Taxes for which such Party is responsible under this Section 5.6. If a Party receives a refund, credit, or offset to which the other Party is entitled, the Party receiving the refund, credit, or offset shall pay an amount of cash equal to the value thereof to the Party entitled to the refund, credit, or offset within thirty (30) Business Days after receipt.

Section 5.7 Governmental Bonds and Third Party Deposits. Buyer understands and acknowledges that none of the bonds, letters of credit, guarantees and deposits posted by (or on behalf of) Seller with any Governmental Authorities or any other Third Parties and relating to the Assets, other than those for which an adjustment to the Purchase Price is made pursuant to Section 2.2(c) or 2.5, are transferable to Buyer. At the Closing, Buyer shall cause all of the bonds, letters of credit, guarantees and deposits described on Schedule 5.7 to be returned to Seller.

Section 5.8 Financing.

(a) Buyer shall, and shall cause Parent and its subsidiaries to, use all commercially reasonable efforts to obtain the Financing on the terms and conditions described in the Commitment Letter, when applicable, any Alternative Financing Commitment or, when applicable, the Commitment Letter or Alternative Financing Commitment, each as amended, modified or replaced in accordance with the Financing Modification Requirements (collectively, the “Financing Commitment”), including using all commercially reasonable efforts (i) to maintain in effect the Financing Commitment and to negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained in the Financing Commitment or on other terms no less favorable to Buyer, (ii) to satisfy (or cause Parent and its subsidiaries to satisfy) on a timely basis all conditions in such definitive agreements, (iii) subject to the terms and conditions contemplated in the Financing Commitment, to consummate the Financing at or prior to the Closing, (iv) to comply with its obligations under the Financing Commitment and (v) to cause the Persons providing the Financing to fund the Financing contemplated by the Financing Commitment on the Closing Date (including by enforcing its rights under the Financing Commitment). Buyer shall deliver to Seller true and complete copies of all agreements (other than any fee letters and engagement letters) pursuant to which any such alternative source shall have committed to provide Buyer with any portion of the Financing. Buyer shall give Seller prompt notice upon becoming aware of any material breach by any party to the Financing Commitment or any termination of the Financing Commitment. Buyer shall refrain (and shall cause its subsidiaries to refrain) from taking, directly or indirectly, any action that would reasonably be expected to result in a failure of any of the conditions contained in the Financing Commitment or in any definitive agreement related to the Financing. Buyer shall not agree, without Seller’s prior written consent, to or permit any replacement, amendment, supplement or other modification of, or waive any of its rights under, all or a portion of the Financing Commitment if such replacement, amendment, supplement, modification or waiver (1) reduces the aggregate amount of the Financing Commitment, (2) imposes new or additional conditions or otherwise amends, expands or modifies any of the conditions to the Financing in any respect that could make such conditions less likely to be satisfied before the Closing or that would expand the possible circumstances under which such conditions would not be satisfied by the Closing Date, (3) can reasonably be expected to delay the Closing or the date on which the Financing would be obtained or (4) could adversely impact the ability of Buyer and its Affiliates to enforce their rights against other parties to the Financing Commitment or the definitive agreements relating to the Financing (the “Financing Modification Requirements”). In the event that the Buyer becomes aware of any event or circumstance that makes procurement of any portion of the Financing unlikely to occur in the manner or from the sources contemplated in the Commitment Letters, Buyer shall promptly notify Seller and shall use all commercially reasonable efforts to arrange as promptly as practicable, but in no event later than one day prior to the Closing Date, any such portion from alternative debt financing sources, on terms and conditions consistent with the Financing Modification Requirements (any such alternative financing actually obtained by Buyer, an “Alternative Financing Commitment”). Buyer shall keep Seller informed on a current basis of the status of its efforts to obtain the Financing, provide Seller with copies of all documents related to the Financing. Notwithstanding anything to the contrary herein, if Buyer’s inability to consummate the Financing is attributable to Seller’s failure to comply with its obligations under Sections 5.8(b)(i) and (c)(i), then, for all purposes under this Agreement, Buyer shall not be deemed in breach of the covenant in this Section 5.8(a), the representations in Section 4.10 or the covenant in Section 7.2(a)(iii) with respect to the Cash Purchase Price.

(b) Seller Financial Statements.

(i) Seller shall use all commercially reasonable efforts to deliver to Buyer, as soon as practicable but not later than August 24, 2012, an audited balance sheet of Seller as of December 31, 2011 and 2010 and audited statements of income, changes in members’ equity and cash flows for each of the years ended December 31, 2011, 2010 and 2009 (or since inception, if earlier) (collectively, the “Initial Seller Audited Financial Statements”) and an unaudited balance sheet of Seller as of June 30, 2012 and statements of income and cash flows as of and for the year-to-date periods ended June 30, 2012 and 2011 (collectively, the “Seller Unaudited Financial Statements”). The Initial Seller Audited Financial Statements and the Seller Unaudited Financial Statements shall comply with the rules and regulations of the SEC, and Seller shall use all commercially reasonable efforts to cause its independent registered public accountants to perform a SAS 100 review of the Seller Unaudited Financial Statements.

(ii) Seller shall use all commercially reasonable efforts to deliver to Buyer, as soon as practicable but not later than the sixtieth (60th) day after Closing, an audited balance sheet of Seller as of September 30, 2012 and audited statements of income, changes in members’ equity and cash flows for the nine months ended September 30, 2012 and unaudited statements of income, changes in members’ equity and cash flows for the nine months ended September 30, 2011 (collectively, the “2012 Seller Audited Financial Statements,” and together with the Initial Seller Audited Financial Statements and the Seller Unaudited Financial Statements, the “Seller Financial Statements”). The 2012 Seller Audited Financial Statements shall comply with the rules and regulations of the SEC. Notwithstanding the foregoing, the 2012 Seller Audited Financial Statements shall include an audit opinion only if required by the SEC. Buyer shall use commercially reasonable efforts to assist any auditor of the 2012 Seller Audited Financial Statements in the completion of such audit, including assistance in performing any required independence procedures.

(c) From the Execution Date until the Closing Date, Seller shall use its commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause its Affiliates, subsidiaries, auditors, engineers, representatives and advisors to, provide such reasonable cooperation as may be reasonably requested by Buyer and that is customary in connection with financings comparable to the Financing, including: (i) using commercially reasonable efforts to (A) furnish to Buyer and its Financing Sources, as promptly as practicable all financial, business and other pertinent information, comfort letters, certificates and other materials reasonably required by Buyer for Buyer to produce the financial statements and other offering document information to consummate the Financing, including all financial statements (including, on a timely basis, appropriate unaudited financial statements and related management’s discussion and analysis and summary and selected financial statements), pro forma financial statements, financial and other data and information, including a description of the business, of the type and in the form required by Regulation S-X and Regulation S-K under the Securities Act and of type and in the form customarily included in an offering memorandum under Rule 144A of the Securities Act and (information required to be delivered pursuant to this clause (i) and Section 5.8(b)(i), the “Required Information”) and (B) providing Buyer and its representatives with reasonable access to the representatives, employees, properties and Books and Records of Seller and its subsidiaries or other cooperation reasonably requested by Buyer in connection with the preparation of such financial statements; provided, however, that such financial statements (including the preparation thereof) shall be the responsibility of Buyer; (ii) using commercially reasonable efforts to make senior management, representatives and advisors of Seller available to participate in a reasonable number of meetings, conference calls, presentations, due diligence sessions, drafting sessions and other in person sessions with prospective lenders, investors and rating agencies in connection with the Financing, including through a customary “road show”; (iii) using commercially reasonable efforts to assist with the preparation of (A) an offering memorandum, bank information memoranda, private placement memoranda and similar documents and other marketing materials, including “roadshow” or investor meeting slides to be used in connection with the Financing (including requesting any consents of accountants for use of their reports in any materials relating to the Financing and the delivery of one or more customary representation letters) and (B) materials for rating agency presentations; (iv) reasonably cooperating with the marketing efforts of Buyer and the Financing Sources for any portion of the Financing (including using commercially reasonable efforts to ensure that any syndication efforts benefit materially from the existing lending relationships of the Seller); (v) using commercially reasonable efforts to facilitate the pledging of Assets in connection with the Financing and the Buyer’s current financing arrangements; (vi) using commercially reasonable efforts to obtain accountants’ comfort letters and legal opinions reasonably requested by Buyer; (vii) using commercially reasonable efforts to provide to the Financing Sources all documentation and other information required by regulatory authorities with respect to Seller under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act; (viii) taking corporate actions in connection with the Closing reasonably necessary to permit the completion of the Financing; and (ix) facilitating the execution and delivery (at the Closing) of definitive documents related to the Financing as may be reasonably requested by Buyer; provided, however, that none of Seller or its Affiliates, shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing. Buyer shall promptly, upon request by Seller, reimburse Seller for all out-of-pocket costs and expenses (including outside attorneys’ fees) incurred by Seller, in connection with the cooperation contemplated by this Section 5.8(c). All non-public information provided from one Party or its representatives to the other Party or its representatives pursuant to this Section 5.8(c) shall be kept confidential in accordance with the Confidentiality Agreement, except that Buyer shall be permitted to disclose such information regarding the Seller to potential lenders, investors or their respective agents, advisors or other representatives in connection with the Financing. Seller hereby consents to the reasonable use of its logos in connection with the Financing, provided that such logos are not used in a manner that is reasonably likely to harm or disparage Seller or its marks. To the extent practicable, Seller and its representatives shall be given a reasonable opportunity to review and comment on any written materials, documents or memoranda to be presented at any meetings conducted in connection with the Financing, and Buyer shall give due consideration to any comments proposed by Seller and its representatives. Buyer shall reimburse Seller and its Affiliates for all out of pocket costs and expenses incurred in performing its obligations under Sections 5.8(b), 5.8(c) and 5.9. Nothing in this Section 5.8(c) shall require any cooperation or other action by Seller to the extent such cooperation or action would interfere unreasonably with Seller’s business and operations.

Section 5.9 Schedule 14C.

(a) Parent shall use all commercially reasonable efforts to file with the SEC a preliminary Schedule 14C relating to the issuance of the Preferred Shares as promptly as practicable following receipt of the Seller Financial Statements and mail to Parent’s stockholders a definitive Schedule 14C relating to the issuance of the Preferred Shares as permissible under the rules and regulations of the SEC and the guidance of the staff of the SEC. Notwithstanding anything to the contrary herein, if Buyer’s inability to prepare or file the Schedule 14C or receive SEC approval of the Schedule 14C is attributable to Seller’s failure to deliver information in accordance with Sections 5.8(b) and 5.9(b), then, for all purposes under this Agreement, Buyer shall not be deemed in breach of the covenant in this Section 5.9(a).

(b) From the Execution Date until the date on which the Preferred Shares become convertible pursuant to the terms of the Certificate of Designations, Seller shall, and shall use commercially reasonable efforts to cause its Affiliates, subsidiaries, auditors, engineers, representatives and advisors to, provide such cooperation and information as may be reasonably requested by Buyer in connection with the preparation, filing and SEC review of the Schedule 14C.

Section 5.10 No Solicitation. During the Exclusivity Period, Seller shall not, and shall not authorize or permit any of its Affiliates or any of its or their representatives to, directly or indirectly, (a) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal, (b) enter into discussions or negotiations with, or provide any information to, any Person (other than as permitted under this Agreement and other than to Buyer or any of its Affiliates and/or its or their respective representatives) concerning a possible Acquisition Proposal or (c) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. Sellers shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their representatives to immediately cease and cause to be terminated, all existing discussions and negotiations with any Persons (other than Buyer and/or its Affiliates) with respect to, or that could lead to, an Acquisition Proposal. For purposes of this Agreement, an “Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Buyer and/or any of its Affiliates) relating to the direct or indirect disposition, whether by sale, merger or otherwise (other than Buyer or any of its Affiliates) of all or any portion of Seller or the Assets. Seller shall promptly, and in any case within three (3) Business Days after receipt thereof, advise Buyer orally and in writing of any Acquisition Proposal, any request for information relating to an Acquisition Proposal, or any inquiry or discussion that could reasonably be expected to lead to an Acquisition Proposal, the material terms of such Acquisition Proposal, request or discussion, and identity of the Persons involved.

Section 5.11 Employment Offers.

(a) Attached as Schedule 5.11 is a list of all of Seller’s (and/or Eagle Energy Operating Company LLC’s) field employees who provide services related to the Assets (the “Field Employees”). Schedule 5.11 includes the title, base compensation (hourly wage rate or annual salary), total annual compensation (including incentive and similar compensation), vacation time, and benefits Seller (or its Affiliates) provides to each Field Employee, including a description of the benefits under the Seller’s (and/or Eagle Energy Operating Company LLC’s) severance plan(s) and eligibility therefor (the “Seller Severance Benefits”). No later than twenty (20) days prior to Closing, Buyer will make offers to each Field Employee that include base compensation and benefits at least substantially comparable in the aggregate to the base compensation and benefits stated in Schedule 5.11 for each Field Employee (it being understood and agreed by the Parties that the foregoing shall not require Buyer to offer the Field Employees the benefits described in number 6 on Schedule 5.11) and will offer incentive compensation and other employee benefits comparable to similarly situated new hires of Buyer. Such offers (i) will require each Field Employee to accept the offer within ten (10) days of the offer being communicated to such Field Employee, (ii) will be conditioned on such Field Employee passing Buyer’s standard pre-employment screening and (iii) employment with Buyer will commence with, and be conditioned on, the occurrence of Closing. Those Field Employees who accept Buyer’s offer and commence employment with Seller will become “Transferred Field Employees.” Buyer will maintain the base compensation of the Transferred Field Employees at least equal to the compensation provided in the Buyer’s offer of employment to the Field Employees for at least six (6) months following Closing. If Buyer terminates a Transferred Field Employee within six (6) months following the Closing and such termination would have qualified the terminated Transferred Field Employee to severance pay under either Sellers’s (or its Affiliates’) or Buyer’s severance plans, Buyer will provide to such terminated Transferred Field Employee severance pay under the Seller Severance Benefits or Buyer’s severance plans, whichever is greater.

(b) Buyer may conduct discussions and negotiations with other employees of the Seller and its Affiliates with regard to employment by Buyer, and Seller will take commercially reasonable efforts to make its employees available to representatives of Buyer. Nothing in this Agreement, whether express or implied, shall constitute (i) an obligation of Buyer to maintain the employment of any particular employee of Seller or its Affiliates, (ii) an amendment or modification to, or be construed as amending or modifying, any benefit plan, program or agreement sponsored, maintained or contributed to by Buyer or shall limit the right of the Buyer to amend, terminate or otherwise modify any such benefit plan, program or agreement. No employee of Seller or its Affiliates is intended to be a beneficiary of the provisions of this Section 5.11.

(c) Other than the specific obligations with respect to Field Employees outlined in Section 5.11(a) and, except as provided in the TSA, Buyer will not assume, and Seller agrees to retain sole responsibility for and to fulfill, perform, pay and discharge (or cause to be fulfilled, performed, paid and discharged) all obligations and Liabilities, known or unknown, including any Title IV Liability, with respect to the compensation arrangements and employee benefit plans of Seller and its Affiliates, and all other liabilities with respect to the employees of Seller or its Affiliates relating to periods prior to Closing and, with respect to any employee of Seller or its Affiliates who is not a Transferred Field Employee or otherwise hired by Buyer, except as provided in the TSA, relating to any time period, whether before or after Closing.

Section 5.12 Parent Interim Covenants. Except as required by any Governmental Authority or Law and except as specifically contemplated by this Agreement, from and after the date hereof until the earlier to occur of the Closing and the termination of this Agreement in accordance with the provisions of Article XI, unless Seller shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not, and shall not permit any of its subsidiaries to, directly or indirectly, do any of the following:

(a) acquire by merging or consolidating with, by purchasing a substantial equity interest in or a substantial portion of the assets of or by any other manner, any business, corporation, partnership, association or other business organization or division thereof if such transaction would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement;

(b) adopt or propose to adopt any amendments to its charter documents that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement;

(c) declare, set aside or pay any dividend or other distribution payable in cash, capital stock, property or otherwise with respect to any of its equity interests; split, combine or reclassify any of its equity interests; or combine or reclassify any of its equity interests;

(d) authorize or create, or increase the authorized amount of, any shares of any class or series of stock of Parent ranking senior to or on parity with the Series A Convertible Preferred Stock with respect to the payment of dividends, redemption or the distribution of assets upon any liquidation, dissolution or winding up of Parent;

(e) take any of the actions described in Section 4(c) of the Certificate of Designations; or

(f) take or agree in writing or otherwise to take any of the actions precluded by the foregoing provision of this Section 5.12.

Section 5.13 Maintenance of Common Shares Reserved for Issuance. From and after the date hereof until there are no Preferred Shares outstanding, Parent shall at all times reserve for issuance a sufficient number of Common Shares for issuance upon the conversion of the Preferred Shares.

Section 5.14 Hedges. Seller shall use its commercially reasonable efforts to novate any hedges relating to the Assets and in effect on the Closing Date and Buyer shall use its commercially reasonable efforts to cooperate with Seller in connection therewith; provided that all costs, expenses and fees of Buyer and Seller and each of their respective Affiliates, agents and representatives associated with any such novation shall be borne by Buyer.

Section 5.15 HSR Act. If Seller believes that issuance or delivery of any Common Shares upon any conversion of Preferred Shares hereunder held by Seller would require filings with or the approval of any governmental authority under the HSR Act, or any other U.S. federal or state antitrust laws or requirements (collectively, “Antitrust Laws”), Seller may notify Buyer of such requirement, and shall state in such notice whether Seller intends to make a filing under the HSR Act. Within ten (10) Business Days following receipt of any such notification from Seller that informs Buyer that Seller intends to make a filing under the HSR Act (the “HSR Filing”), Buyer and Seller shall each prepare and file with the Department of Justice and the Federal Trade Commission the notification and report form required with respect to such conversion by the HSR Act, and request early termination of the waiting period thereunder. In connection with the HSR Filing, Seller and Buyer shall respond promptly to any inquiries from the Department of Justice or the Federal Trade Commission concerning such filings and shall comply in all material respects with the filing requirements of the HSR Act. Seller and Buyer shall cooperate with each other and, subject to the terms of any applicable confidentiality agreements, shall promptly furnish all information to the other party that is necessary in connection with such parties’ compliance with the HSR Act in connection with the HSR Filing; provided, however, that to the extent provision of such information requires the participation or cooperation of a third party non-Affiliate of Seller or Buyer, as applicable, Seller and Buyer shall only be required to use commercially reasonable efforts to obtain such information. Seller and Buyer shall keep each other fully advised with respect to any requests from or communications with the Department of Justice or the Federal Trade Commission concerning the HSR Filing filings and shall consult with each other with respect to all responses thereto. Seller and Buyer shall use all commercially reasonable efforts to take all actions reasonably necessary in connection with the HSR Act or any other applicable Antitrust Law in order to cause any applicable waiting period to expire and any other required related governmental approval to be obtained in connection with the conversion of Preferred Shares. Seller shall be responsible for paying the fees due in connection with any HSR Filing and shall reimburse Buyer and its Affiliates for all out of pocket costs and expenses incurred in making any such filing and for otherwise performing its obligations under this Section 5.15.

ARTICLE VI

CONDITIONS PRECEDENT TO CLOSING

Section 6.1 Conditions Precedent to Seller’s Obligation to Close. The obligation of Seller to proceed with the Closing is subject to the satisfaction (or waiver in writing in whole or in part by Seller, in Seller’s sole discretion) of each of the following conditions precedent:

(a) the representations and warranties of Parent and Buyer (i) contained in Article IV of this Agreement (other than Section 4.13) shall be true and correct as of the date hereof and as of the Closing Date, with the same effect as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation or qualifier as to “materiality” or “Buyer Material Adverse Effect” or words of similar import set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect and (ii) contained in Section 4.13 shall be true and correct as of the date hereof and as of the Closing Date, with the same effect as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

(b) Parent and Buyer shall have performed or complied in all material respects with all covenants and obligations contained in this Agreement to be performed or complied with by Parent and Buyer prior to or at Closing;

(c) there shall be no order of any Governmental Authority having appropriate jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated herein;

(d) Seller shall have received (i) releases, in a form reasonably satisfactory to Buyer (that are effective or will become effective upon payment of the Eagle First Lien Payoff Amount and Eagle Second Lien Payoff Amount to the Eagle First Lien Administrative Agent and the Eagle Second Lien Administrative Agent, respectively), with respect to all Encumbrances granted pursuant to the Eagle First Lien Credit Documents and the Eagle Second Lien Credit Documents (the “Eagle Credit Document Releases”) and (ii) customary payoff letters, in a form reasonably satisfactory to Buyer, from the Eagle First Lien Administrative Agent and Eagle Second Lien Administrative Agent indicating that upon payment (in accordance with Section 7.2(a)(iii)) and receipt by it of the Eagle First Lien Payoff Amount and the Eagle Second Lien Payoff Amount, respectively, that the Eagle First Lien Credit Documents and Eagle Second Lien Credit Documents, respectively, shall be terminated in accordance with their terms (other than indemnities and other obligations that by the express terms of the Eagle Credit Documents survive the termination thereof);

(e) Buyer shall have duly adopted and filed with the Secretary of State of the State of Delaware the Certificate of Designations in the form attached hereto as Exhibit J (the “Certificate of Designations”) and such filing shall have been accepted;

(f) the NYSE shall have approved the supplemental listing application with respect to the Common Shares, and Parent shall have delivered to Seller a copy of such supplemental listing application countersigned by the NYSE and no notice of delisting from the NYSE shall have been received by Parent with respect to the Common Shares and Seller shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect; and

(g) Parent and Buyer shall have delivered, or caused to be delivered, all of the items set forth in Section 7.2(a) that are required to be delivered by (or on behalf of) it or any of its Affiliates.

Section 6.2 Conditions Precedent to Buyer’s Obligation to Close. The obligation of Buyer to proceed with the Closing is subject to the satisfaction (or waiver in writing in whole or in part by Buyer, in Buyer’s sole discretion) of each of the following conditions precedent:

(a) the representations and warranties of Seller (i) contained in Article III of this Agreement (other than Section 3.30) shall be true and correct as of the date hereof and as of the Closing Date, with the same effect as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation or qualifier as to “materiality” or “Seller Material Adverse Effect” or words of similar import set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect and (ii) contained in Section 3.30 shall be true and correct as of the date hereof and as of the Closing Date, with the same effect as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

(b) Seller shall have performed or complied in all material respects with all covenants and obligations contained in this Agreement to be performed or complied with by Seller prior to or at Closing;

(c) there shall be no order of any Governmental Authority having appropriate jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated herein;

(d) Seller shall have received the Eagle Credit Document Releases and provided complete copies thereof to Buyer;

(e) Seller shall have delivered, or caused to be delivered, the items set forth in Section 7.2(b) that are required to be delivered by (or on behalf of) it; and

(f) Seller shall have delivered, or cause to be delivered, the Acquisition Reserve Report (as defined in the Commitment Letter).

For the avoidance of doubt, Parent and Buyer acknowledge that Parent and Buyer’s obligations to consummate the transactions contemplated by this Agreement on the terms set forth herein are not conditioned upon the availability or consummation of the Financing (or any other debt or equity financing) or receipt of the proceeds therefrom and reaffirm their obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing, any Alternative Financing or any other debt or equity financing.

ARTICLE VII

CLOSING

Section 7.1 Closing. The sale by Seller and the purchase by Buyer of the Assets pursuant to this Agreement (the “Closing”) shall, unless otherwise agreed to in writing by the Parties, take place at the offices of Vinson & Elkins, LLP, 1001 Fannin Street, Suite 2500, Houston, Texas 77002 at 10:00 a.m. local time on October 1, 2012 if, as of such date, all of the conditions to Closing in Article VI have been satisfied (except those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction of such conditions at Closing). If all the conditions in Article VI have not then been satisfied (except those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction of such conditions at Closing) or waived by such date then the Closing shall, unless otherwise agreed to in writing by the Parties, take place on the date that is three (3) Business Days after the date such conditions have been so satisfied (except those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction of such conditions at Closing) or waived; provided, however, that if the Marketing Period has not ended at the time of the satisfaction or, to the extent permitted, waiver of conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at Closing, but subject to the satisfaction or, to the extent permitted, waiver of such conditions at Closing), the Closing shall occur on the date following the satisfaction or waiver of such conditions that is the earliest to occur of (x) a date during the Marketing Period to be specified by Buyer on no less than two (2) Business Days’ notice to Seller (it being understood that such date may be conditioned upon the simultaneous completion of the Financing) or (y) the third Business Day after the final day of the Marketing Period or (z) at such other place, time and date as shall be agreed by the Parties. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 7.2 Closing Obligations.

(a) At the Closing, Buyer and Parent (as applicable) shall deliver the following items (all documents to be executed or acknowledged by Buyer or Parent (as applicable) will be duly executed and acknowledged, where required, by an authorized signatory of Buyer or Parent (as applicable)):

(i) the Assignments in sufficient counterparts to facilitate recording in each of the counties in which the Assets included in such Assignments are located;

(ii) assignments, on appropriate forms, of any state, federal or tribal Leases and any other Leases with Governmental Authorities in sufficient counterparts to facilitate filing with each applicable Governmental Authority;

(iii) the payments and deliverables described in Section 2.4;

(iv) a certificate duly executed by an authorized officer of Buyer, dated as of the Closing, certifying on behalf of Buyer that the conditions set forth in Sections 6.1(a) and 6.1(b) have been fulfilled;

(v) the TSA, the Access Agreement (if applicable) and the Registration Rights Agreement;

(vi) a legal opinion of Baker Botts L.L.P. to the Seller in a form reasonably acceptable to Seller, dated as of the Closing Date, regarding the issuance and authorization of the Preferred Shares and the Common Shares into which the Preferred Shares are convertible, the applicability of an exemption from registration under the Securities Act in connection with the issuance of the Preferred Shares in accordance with this Agreement and the issuance of the Common Shares upon conversion of the Preferred Shares in accordance with the Certificate of Designations;

(vii) any change of operator forms required to be filed by the Oklahoma Corporation Commission or the Kansas Corporation Commission;

(viii) a certificate of Parent’s transfer agent with respect to the Preferred Shares, evidencing a book entry position in the name of the Seller;

(ix) a copy of the Certificate of Designations, certified by the Secretary of State of Delaware; and

(x) any other agreements, instruments and documents that are required by other terms of this Agreement to be executed and/or delivered by Buyer or Parent (as applicable) at the Closing.

(b) At the Closing, Seller shall deliver the following items (all documents to be executed or acknowledged by Seller will be duly executed and acknowledged, where required, by an authorized signatory of Seller):

(i) the Assignments in sufficient counterparts to facilitate recording in each of the counties in which the Assets included in such Assignments are located;

(ii) assignments, on appropriate forms, of any state, federal or tribal Leases and any other Leases with Governmental Authorities in sufficient counterparts to facilitate filing with each applicable Governmental Authority;

(iii) an executed statement described in Treasury Regulation §1.1445-2(b)(2), reasonably satisfactory to Buyer, certifying that Seller (or its tax owner) is not a foreign person within the meaning of Section 1445 of the Code;

(iv) letters in lieu of transfer orders directing all purchasers of production to make payment to Buyer of proceeds attributable to production from the Assets from and after the Effective Time (which such letters in lieu will be delivered by Buyer to the purchasers of production from the Assets);

(v) a certificate duly executed by an authorized officer of Seller dated as of the Closing, certifying on behalf of Seller that the conditions set forth in Sections 6.2(a) and 6.2(b) have been fulfilled;

(vi) the TSA, the Access Agreement (if applicable) and the Registration Rights Agreement;

(vii) any change of operator forms required to be filed by the Oklahoma Corporation Commission or the Kansas Corporation Commission; and

(viii) any other agreements, instruments and documents that are required by other terms of this Agreement to be executed and/or delivered by Seller at the Closing.

Section 7.3 Records. As soon as reasonably practicable (and, in any event, no later than sixty (60) days), after the termination of the TSA in accordance with its terms, Seller shall deliver the Records to Buyer at Seller’s offices, and Buyer shall have five (5) Business Days after the first (1st) day Seller makes the Records available to Buyer to remove the Records from Seller’s offices. Seller shall have no obligation to deliver any Records to Buyer that include information relating to Excluded Assets unless Buyer requests that such information be redacted from such Records, in which case, Seller shall cause such information to be redacted (at Buyer’s sole cost and expense) from such Records and, thereafter, shall deliver such Records to Buyer. Notwithstanding the foregoing or any other provision in this Agreement to the contrary, from and after the termination of the TSA in accordance with its terms, Seller may retain a copy of any or all of the Records.

ARTICLE VIII

TITLE MATTERS

Section 8.1 General Disclaimer of Title Warranties and Representations. Except for the Buyer’s remedies for breach by Seller of Section 5.1 (collectively, the “Title Liabilities”), Seller makes no warranty or representation, express, implied, statutory or otherwise pursuant to this Agreement, the Assignment or any other Operative Document, with respect to Seller’s title to any of the Assets, and Buyer hereby acknowledges and agrees that, except for the Title Liabilities, Buyer’s sole and exclusive remedy for any defect of title, including any Title Defect, with respect to any of the Assets (other than any Title Liabilities) shall be as set forth in this Article VIII. Without limiting the generality of the foregoing, except for the Title Liabilities, (i) the provisions of Article X shall not apply with respect to any defect in title (including any Title Defect) to any of the Assets or any breach of any representation, warranty or covenant relating to or affecting title (including any Title Defect) to any of the Assets, (ii) this Article VIII shall, to the fullest extent permitted by Law, be the exclusive right and remedy of Buyer with respect to Title Defects or other deficiency in title to any Asset and (iii) except as provided in this Article VIII, Buyer releases, remises and forever discharges Seller, its Affiliates and all of the other Seller Subject Parties from any and all Claims whatsoever, whether in law or in equity, known or unknown, or otherwise, which Buyer might now or subsequently may have, based on, relating to or arising out of, any Title Defect or other deficiency in title to any Asset.

Section 8.2 Notice of Title Defects; Defect Adjustments.

(a) Title Defect Notices. On or before the Title Defect Claim Date, Buyer may deliver claim notices to Seller meeting the requirements of this Section 8.2(a) (collectively the “Title Defect Notices,” and each individually a “Title Defect Notice”) setting forth any matters which, in Buyer’s reasonable opinion, constitute Title Defects and which Buyer intends to assert as a Title Defect pursuant to this Article VIII. For all purposes of this Agreement, except as provided in Section 8.1, but otherwise notwithstanding anything herein to the contrary, Buyer shall be deemed to have waived, and neither Seller, its Affiliates nor any of the other Seller Subject Parties shall have any liability for, any Title Defect that Buyer fails to assert as a Title Defect by a Title Defect Notice received by Seller on or before the Title Defect Claim Date. To be effective, each Title Defect Notice shall be in writing, and shall include (i) a description of the alleged Title Defect(s), (ii) a description of the Asset(s) affected by the Title Defect (each a “Title Defect Property”), (iii) the Allocated Value of each Title Defect Property, (iv) supporting documents available to Buyer reasonably necessary for Seller to verify the existence of the alleged Title Defect(s) and (v) the amount by which Buyer reasonably believes the Allocated Value of each Title Defect Property is reduced by the alleged Title Defect(s) and the computations upon which Buyer’s belief is based.

(b) Title Benefit Notices. Seller shall have the right, but not the obligation, to deliver to Buyer on or before the Title Defect Claim Date a notice setting forth any matters that in Seller’s reasonable opinion constitute Title Benefits and which Seller intends to assert as Title Benefits pursuant to this

Article VIII (each, a “Title Benefit Notice”). For all purposes of this Agreement and notwithstanding anything herein to the contrary, Seller shall be deemed to have waived, and Buyer shall have no liability for, any Title Benefit that Seller fails to assert as a Title Benefit by a Title Benefit Notice received by Buyer on or before the Title Defect Claim Date. To be effective, each Title Benefit Notice shall be in writing and shall include (i) a description of the alleged Title Benefit, (ii) the Asset(s) affected by the Title Benefit (each a “Title Benefit Property”), (iii) the Allocated Value of each Title Benefit Property, (iv) supporting documents available to Seller reasonably necessary for Buyer to verify the existence of the alleged Title Benefit and (v) the amount by which Seller reasonably believes the Allocated Value of each Title Benefit Property is increased by the Title Benefit and the computations upon which Seller’s belief is based.

(c) Seller’s Right to Cure. Seller shall have the right, but not the obligation, to attempt, at its sole cost, to cure at any time prior to the date that is one-hundred twenty (120) days after the Closing (the “Cure Period”), any Title Defects of which it has timely received a Title Defect Notice from Buyer; provided, however, that if after pursuit of other remedies reasonably available to Seller to cure any such Title Defect, Seller reasonably believes that such Title Defect can be cured through a quiet title or similar proceeding, then the Cure Period with respect to such Title Defect shall be extended to the lesser of the conclusion of such proceeding or eighteen (18) months following Seller’s receipt of a Title Defect Notice with respect thereto, notwithstanding Seller’s previous attempt to cure such Title Defect without the use of a quiet title or similar proceeding, so long as Seller, at its sole cost and expense, initiates the quiet title or similar proceeding on or before the end of the Cure Period and diligently pursues such proceeding.

(d) Remedies for Title Defects. Subject to Seller’s continuing right to dispute the existence of a Title Defect and/or the Title Defect Amount asserted by Buyer with respect thereto, in the event that any Title Defect timely asserted by Buyer in accordance with Section 8.2(a) is not waived in writing by Buyer or cured on or before the Closing Date, then, subject to the provisions of Section 8.2(h), Seller shall, at its sole option, elect to:

(i) reduce the Purchase Price by an amount determined pursuant to Section 8.2(f) as being the value of such Title Defect Amount;

(ii) exercise its right to attempt to cure (in whole or in part) the Title Defect pursuant to Section 8.2(c);

(iii) retain the entirety of the Well, Future Well or Undeveloped Leases (and the related Assets), as the case may be, that is adversely affected by such Title Defect if the Title Defect Amount asserted by Buyer with respect thereto is greater than fifty percent (50%) of the Allocated Value of the Well, Future Well or Undeveloped Leases (and the related Assets), in which event, (A) if this election is made prior to the Closing, the Purchase Price shall be adjusted downward by an amount equal to the Allocated Value of such Title Defect Property, such Title Defect Property shall not be assigned by Seller to Buyer at Closing and such Title Defect Property shall no longer be included within the definition of Assets for any purpose under this Agreement and (B) if this election is made following the Closing, then Seller and Buyer shall jointly instruct the Escrow Agent to release from the Title Dispute Escrow Amount, a number of Preferred Shares with an aggregate Liquidation Preference equal to the Title Defect Amount previously asserted by Buyer with respect to such Title Defect Property (less an amount equal to the net proceeds received by Buyer with respect to such Title Defect Property) and Buyer shall assign such Title Defect Property to Seller (pursuant to an assignment substantially in the form of the Assignment) contemporaneously with the releases of such Preferred Shares from escrow; or

(iv) if applicable, terminate this Agreement pursuant to Section 11.1(d).

(e) Remedies for Title Benefits. Title Benefit Amounts finally determined in accordance with Section 8.2(g) or 8.2(i), as applicable, may be used exclusively to offset Title Defect Amounts that exceed the Individual Title Defect Threshold in accordance with Section 8.2(h)(ii).

(f) Title Defect Amount. The Title Defect Amount resulting from a Title Defect shall be the amount by which the Allocated Value of the Title Defect Property is reduced as a result of the existence of such Title Defect and shall be determined in accordance with the following terms and conditions:

(i) if Buyer and Seller agree in writing on the Title Defect Amount, then that amount shall be the Title Defect Amount;

(ii) if the Title Defect is an Encumbrance that is undisputed and liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to remove the Title Defect from the Title Defect Property;

(iii) if the Title Defect represents a discrepancy between (A) the actual Net Acres for any Undeveloped Lease and (B) the Net Acres for such Undeveloped Lease stated on Exhibit A, then the Title Defect Amount shall be the product obtained by multiplying the Allocated Value for such Undeveloped Lease set forth on Exhibit A by a fraction, the numerator of which is the Net Acre decrease for such Undeveloped Lease and the denominator which is the Net Acres for such Undeveloped Lease stated on Exhibit A; provided that if the Title Defect does not affect such Undeveloped Lease throughout the life of such Undeveloped Lease, then the Title Defect Amount determined under this Section 8.2(f)(iii) shall be reduced to take into account the applicable time period only;

(iv) if the Title Defect represents a discrepancy between (A) Seller’s Net Revenue Interest for any Well or Future Well, as applicable, and (B) the Net Revenue Interest set forth on Exhibit A for such Well or Future Well, as applicable, then the Title Defect Amount shall be the product of (x) the Allocated Value of such Well or Future Well, as applicable, multiplied by (y) a fraction, the numerator of which is the absolute value of such Net Revenue Interest decrease and the denominator of which is the Net Revenue Interest set forth on Exhibit A for such Well or Future Well, as applicable; provided that if the decreased Net Revenue Interest does not affect the Well or Future Well, as applicable, throughout the life of the Well or Future Well, as applicable, then the Title Defect Amount determined under this Section 8.2(f)(iv) shall be reduced to take into account the applicable time period only;

(v) if the Title Defect represents an obligation, Encumbrance upon or other defect in title with respect to the Title Defect Property of a type not described above, then the Title Defect Amount shall be determined by taking into account the Allocated Value of the Title Defect Property, the portion of the Title Defect Property affected by the Title Defect, the legal effect of the Title Defect, the economic effect of the Title Defect over the life of the Title Defect Property, the values placed upon the Title Defect by Buyer and Seller and such other reasonable factors as are necessary to make a proper evaluation; provided, however, that if such Title Defect is reasonably capable of being cured, the Title Defect Amount shall not be greater than the lesser of (A) the reasonable cost and expense of curing such Title Defect and (B) the Allocated Value attributable to the Title Defect Property;

(vi) the Title Defect Amount with respect to a Title Defect Property shall be determined without duplication of any costs, losses or amounts included in another Title Defect Amount pertaining to such Title Defect Property hereunder; and

(vii) notwithstanding anything to the contrary in this Article VIII, the aggregate Title Defect Amounts attributable to the effects of all Title Defects under this Article VIII, upon any Title Defect Property, shall not exceed the Allocated Value attributable to such Title Defect Property.

(g) Title Benefit Amount. The Title Benefit Amount resulting from a Title Benefit shall be the amount by which the Allocated Value of the Title Benefit Property is increased as a result of the existence of such Title Benefit and shall be determined in accordance with the following terms and conditions:

(i) if Buyer and Seller agree in writing on the Title Benefit Amount, then that amount shall be the Title Benefit Amount;

(ii) if the Title Benefit represents a discrepancy between (A) the actual Net Acres for any Undeveloped Lease and (B) the Net Acres for such Undeveloped Lease stated on Exhibit A, then the Title Benefit Amount shall be the product obtained by multiplying the Allocated Value for such Undeveloped Lease set forth on Exhibit A by a fraction, the numerator of which is the Net Acre increase for such Undeveloped Lease and the denominator of which is the Net Acres for such Undeveloped Lease stated on Exhibit A; provided that if the Title Benefit does not affect such Undeveloped Lease throughout the life of such Undeveloped Lease, then the Title Benefit Amount determined under this Section 8.2(g)(ii) shall be reduced to take into account the applicable time period only;

(iii) if the Title Benefit represents a discrepancy between (A) Seller’s Net Revenue Interest for any Well or Future Well, as applicable, and (B) the Net Revenue Interest set forth on Exhibit A for such Well or Future Well, as applicable, then the Title Benefit Amount shall be the product of (x) the Allocated Value of such Well or Future Well, as applicable, multiplied by (y) a fraction, the numerator of which is the absolute value of such Net Revenue Interest increase and the denominator of which is the Net Revenue Interest set forth on Exhibit A for such Well or Future Well, as applicable; provided that if the increased Net Revenue Interest does not affect the Well or Future Well, as applicable, throughout the life of the Well or Future Well, as applicable, then the Title Benefit determined under this Section 8.2(g)(iii) shall be reduced to take into account the applicable time period only;

(iv) if the Title Benefit with respect to the Title Benefit Property is of a type not described above, the Title Benefit Amount shall be determined by taking into account the Allocated Value of the Title Benefit Property, the portion of the Title Benefit Property affected by the Title Benefit, the legal effect of the Title Benefit, the economic effect of the Title Benefit over the life of the Title Benefit Property, the values placed upon the Title Benefit by Buyer and Seller and such other reasonable factors as are necessary to make a proper evaluation; and

(v) The Title Benefit Amount with respect to a Title Benefit Property shall be determined without duplication of any benefit included in another Title Benefit Amount pertaining to such Title Benefit Property.

(h) Limits on Liability for Title Benefit and Title Defects.

(i) Notwithstanding anything to the contrary contained in this Agreement, in no event shall there be any adjustments to the Purchase Price (or any other remedies provided) under this Agreement in respect of Title Defects, and neither Seller (nor any of the other Seller Subject Parties) shall be responsible for any individual Title Defect, (i) for which the Title Defect Amount does not exceed Fifty Thousand Dollars ($50,000) (the “Individual Title Defect Threshold”) and (ii) for any Title Defect exceeding the Individual Title Defect Threshold unless, and subject to Section 8.2(h)(iii), (A) the sum of (1) all Title Defect Amounts (excluding any Title Defect Amounts attributable to Title Defects cured by Seller or with respect to which Seller elects to cure pursuant to Section 8.2(c)) that each individually exceed the Individual Title Defect Threshold, (2) all Remediation Amounts that each individually exceed the Individual Environmental Threshold and (3) all Buyer Losses (excluding the Buyer De Minimis Liabilities) incurred by the Buyer Indemnified Parties, exceeds (B) the Buyer Basket, after which point Buyer shall be entitled to adjustments to the Purchase Price or other remedies hereunder only with respect to Title Defects that are attributable to such Title Defect Amounts in excess of the Buyer Basket but that do not exceed the Title Dispute Escrow Amount.

(ii) Notwithstanding anything to the contrary contained in this Agreement, in no event shall there be any remedies provided under this Agreement in respect of Title Benefits, and neither Buyer (nor any of the other Buyer Subject Parties) shall be responsible for any individual Title Benefit, (i) for which the Title Benefit Amount does not exceed Fifty Thousand Dollars ($50,000) (the “Individual Title Benefit Threshold”) and (ii) for any Title Benefit exceeding the Individual Title Benefit Threshold unless, and subject to Section 8.2(h)(iii), the sum of all Title Benefit Amounts that each individually exceed the Individual Title Benefit Threshold exceeds the Buyer Basket, after which point Seller shall be entitled to remedies hereunder only with respect to Title Benefits that are attributable to such Title Benefit Amounts in excess the Buyer Basket.

(iii) Notwithstanding the foregoing or anything to the contrary set forth herein, the amount of any Title Benefit Amounts with respect to which Seller is entitled to a remedy pursuant to Section 8.2(h)(ii) shall be credited against any Title Defect Amounts with respect to which Buyer is entitled to a remedy pursuant to Section 8.2(h)(i). In the event the aggregate amount of any Title Benefit Amounts with respect to which Seller is entitled to a remedy pursuant to Section 8.2(h)(ii) (A) equals or exceeds the aggregate Title Defect Amounts with respect to which Buyer is entitled to a remedy pursuant to Section 8.2(h)(i), neither Party shall be entitled to any adjustment to the Purchase Price (or any other remedy hereunder) with respect to any Title Defect Amounts or Title Benefit Amounts and (B) is less than the aggregate Title Defect Amounts with respect to which Buyer is entitled to a remedy pursuant to Section 8.2(h)(i), except to the extent of the offset against Title Defect Amounts described in the first sentence of this Section 8.2(h)(iii), Seller shall not be entitled to any adjustment to the Purchase Price (or any other remedy hereunder) with respect thereto. Notwithstanding anything to the contrary set forth herein, neither Buyer nor Seller shall have any remedy under this Agreement with respect to any Title Defect or Title Benefit, as applicable, in excess of the Title Defect Amount or Title Benefit Amount claimed by it in the Title Defect Notice or Title Benefit Notice submitted by it to the other Party pursuant to Section 8.2(a) or 8.2(b), as applicable.

(i) Title Dispute Resolution. Seller and Buyer shall attempt to agree on all Title Defects, Title Benefits, Title Defect Amounts and Title Benefit Amounts no later than three (3) Business Days prior to the Closing Date. If Seller and Buyer fail to agree in writing by such time, each Title Defect, Title Benefit, Title Defect Amount and Title Benefit Amount in dispute shall be exclusively and finally resolved pursuant to this Section 8.2(i). There shall be a single arbitrator, who shall be a title attorney experienced in oil and gas titles involving properties in the regional area in which the Title Defect Properties are located (the “Title Arbitrator”). The Title Arbitrator shall be selected by mutual written agreement of Buyer and Seller within fifteen (15) Business Days after the Closing Date, and absent such agreement, by the Houston, Texas office of the AAA. The place of arbitration shall be Houston, Texas and the arbitration shall be conducted in accordance with the Rules, to the extent such Rules do not conflict with the terms of this Article VIII. In addition to being bound by and adhering to the Rules and practices of the AAA and Law on arbitrator neutrality, the Title Arbitrator shall not have worked as an employee or outside counsel for any Party or its Affiliates during the five (5) year period preceding the arbitration or have any financial interest in the dispute. The Title Arbitrator’s determination shall be made within twenty (20) days after the closing of the hearing and shall be final and binding upon both Parties, without right of appeal. In making his determination, the Title Arbitrator shall be bound by the rules set forth in this Article VIII and the Rules. The Title Arbitrator, however, may not award Buyer a greater Title Defect Amount than the Title Defect Amount claimed by Buyer in the applicable Title Defect Notice, nor a lower Title Defect Amount than the Title Defect Amount proposed by Seller in its response to such Title Defect Notice, and may not award Seller a greater Title Benefit Amount than the Title Benefit Amount claimed by Seller in the applicable Title Benefit Notice or a lower Title Benefit Amount proposed by Buyer in response to the Title Benefit Notice. The Title Arbitrator shall determine the specific disputed Title Defect, Title Benefit, Title Defect Amount and/or Title Benefit Amount that is the subject of the arbitration and may not award damages, interest or penalties to either Party with respect to any other matter. Each of Seller and Buyer shall bear its own legal fees and other costs of presenting its case. Seller and Buyer shall each bear one-half of the costs and expenses of the Title Arbitrator. Within ten (10) days after the Title Arbitrator delivers written notice to Buyer and Seller of any award with respect to a Title Defect Amount or a Title Benefit Amount, to the extent such Title Defect Amount or Title Benefit Amount would otherwise be required to be paid by one Party to the other Party pursuant to the terms of this Article VIII, Buyer shall pay to Seller the awarded Title Benefit Amount and, in the case of Title Defect Amounts, Seller shall instruct the Escrow Agent to release from the Title Dispute Escrow Amount to Buyer an amount of Preferred Shares with an aggregate Liquidation Preference equal to the awarded Title Defect Amount. If the Title Defect Amount ultimately determined by the Title Arbitrator or the Parties with respect to the Title Defect is less than the Title Defect Amount claimed by Buyer in the Title Defect Notice applicable thereto, then within the aforesaid ten (10) day period, Buyer and Seller shall jointly instruct the Escrow Agent to release to Seller from the Title Dispute Escrow Amount a number of Preferred Shares with an aggregate Liquidation Preference equal to the amount by which the Title Defect Amount claimed by Buyer in the applicable Title Defect Notice exceeds such awarded Title Defect Amount.

(j) Recourse Against Escrowed Funds.

(i) Buyer, on behalf of itself and all other Buyer Indemnified Parties, acknowledges and agrees that the Title Dispute Escrow Amount shall be the sole and exclusive source of satisfaction of all (and neither Seller nor its Affiliates nor any other Seller Subject Parties shall under any circumstance have any personal liability or obligation for the satisfaction of any) (A) Title Defects properly asserted by Buyer (and with respect to which, after giving effect to the provisions of this Article VIII Buyer is entitled to a remedy) pursuant to this Article VIII and (B) breaches by Seller of Article VIII (collectively, “Title Matters”). The Title Dispute Escrow Amount shall be used solely to satisfy Title Matters or will be released to Seller in accordance with this Section 8.2(j).

(ii) The aggregate liability of Seller to Buyer in connection with all Title Matters shall in no event exceed the Title Dispute Escrow Amount then held in escrow under the Escrow Agreement and Buyer, on its own behalf and on behalf of each other Buyer Indemnified Party, hereby covenants forever not to assert, file, prosecute, commence, institute (or sponsor or facilitate any Person in connection with the foregoing), any complaint or lawsuit or any legal, equitable, arbitral or administrative proceeding of any nature, against Seller, any of its Affiliates or any of the other Seller Subject parties in connection with or relating to any Title Matters. If Buyer asserts a Title Defect claim under this Article VIII, Buyer shall, subject to the limitations on Seller’s liability hereunder, be entitled to be paid the Title Defect Amount determined in accordance with Section 8.2(f), solely by receiving from the Escrow Agent all or a portion of the then available Title Dispute Escrow Amount in an amount equal to such Title Defect Amount (to be comprised by an amount of Preferred Shares with an aggregate Liquidation Preference equal to the awarded Title Defect Amount). After such time as the Title Dispute Escrow Amount is exhausted or released from escrow, Buyer shall have no recourse against Seller, any of its Affiliates or any of the other Seller Subject Parties in respect of any Title Matters or for any unsatisfied Title Defect Amounts.

(iii) If Buyer asserts a Title Defect claim under this Article VIII, Buyer shall, subject to the limitations on Seller’s liability hereunder, be entitled to be paid the Title Defect Amount determined in accordance with Section 8.2(f), solely by receiving from the Escrow Agent all or a portion of the then available Title Dispute Escrow Amount in an amount equal to such Title Defect Amount (such payment to be comprised of an amount of Preferred Shares with an aggregate Liquidation Preference equal to the awarded Title Defect Amount or, if less, the then remaining amount of the Title Dispute Escrow Amount).

(iv) All (A) claims in respect of Title Defects and Title Defect Amounts asserted properly and timely by Buyer in accordance with this Agreement prior to the Title Defect Claim Date that become subject to dispute resolution in accordance with Section 8.2(i) and that are not resolved by the Title Arbitrator or the Parties and satisfied by Seller (through releases from the escrow of the Title Dispute Escrow Amount or title curative work), (B) Title Defects which Seller has elected to attempt to cure pursuant to Section 8.2(d)(ii) and for which Buyer contests the adequacy or completeness of the cure (or the remaining Title Defect Amount (if any) then applicable after taking into account the curative work) through arbitration in accordance with Section 8.2(j)(v) and (C) Title Defects which Seller has elected to attempt to cure pursuant to Section 8.2(d)(ii) and for which the Cure Period has been extended beyond the applicable Escrow Release Date, shall be deemed to be “Pending Title Claims” to the extent and for so long as, as of the applicable Escrow Release Date, any of the Escrow Amount remains in escrow pursuant to the Escrow Agreement and has not been released or exhausted. The dollar amount of all Title Defect Amounts (not to exceed, with respect to any alleged Title Defect included in any Pending Title Claim, the Title Defect Amount claimed by Buyer in the Title Defect Notice applicable thereto) claimed in good faith in respect of Pending Title Claims are hereinafter referred to as the “Pending Title Claim Amount.” On the first (1st) Business Day following the Escrow Release Date, Buyer and Seller shall jointly execute and deliver to the Escrow Agent written instructions instructing the Escrow Agent to release and deliver to Seller the then remaining balance of the Title Dispute Escrow Amount (and all earnings thereon) in excess of the (if any) Pending Title Claim Amount. The Pending Title Claim Amount will continue to be held in escrow by the Escrow Agent pursuant to the terms of the Escrow Agreement until such time as the Pending Title Claims have been fully resolved in accordance with Article VIII; provided, however, if the remaining balance of the Title Dispute Escrow Amount at any time or from time to time thereafter exceeds the then remaining Pending Title Claim Amount, then Seller and Buyer shall promptly notify the Escrow Agent in writing that the excess amount (in an amount of Preferred Shares with an aggregate Liquidation Preference equal to such excess amount) shall be released promptly to Seller.

(v) All Title Defects which Seller has elected to attempt to cure pursuant to Section 8.2(d)(ii) for which Buyer disputes the adequacy or completeness of the cure (or the remaining Title Defect Amount (if any) then applicable after taking into account the curative work) shall be submitted to the Title Arbitrator for resolution. In making his determination the Title Arbitrator shall adhere to the applicable rules, procedures, process and provisions set forth in Section 8.2(i).

(vi) Notwithstanding anything to the contrary set forth herein, a number of Preferred Shares with an aggregate Liquidation Preference equal to the portion of the Title Dispute Escrow Amount allocable to any Title Defect (or the applicable portion thereof) with respect to which Seller elected to cure pursuant to Section 8.2(d)(ii) shall be released by the Escrow Agent to Seller promptly after such Title Defect has been cured and at the request of Seller, Buyer shall promptly instruct the Escrow Agent to release such number of Preferred Shares to Seller.

Section 8.3 Consents to Assign; Preferential Purchase Rights.

(a) Prior to Closing, Seller shall send to each holder of a Consent set forth in Part B of Schedule 3.3, a notice (in material compliance with the contractual provisions applicable to such Consent) seeking such Person’s consent to the transactions contemplated hereby. Prior to Closing, with respect to each preferential purchase right, right of first refusal or other similar right (each, a “Preferential Purchase

Right”) pertaining to an Asset and the transactions contemplated hereby, including those set forth on Schedule 3.9, Seller shall send to the holder of each such Preferential Purchase Right a notice in material compliance with the contractual provisions applicable to such Preferential Purchase Right.

(b) If, prior to the Closing, any holder of a Preferential Purchase Right notifies Seller that it intends to consummate the purchase of the Asset to which its Preferential Purchase Right applies, or if the time for exercising such Preferential Purchase Right has not expired (each such Asset subject to an exercised or outstanding Preferential Purchase Right at Closing, a “Pref-Right Asset”), then such Pref-Right Asset shall be excluded from the Assets to be acquired by Buyer, and the Purchase Price shall be reduced by the Allocated Value of such Pref-Right Asset. Seller shall be entitled to all proceeds paid by a Person exercising a Preferential Purchase Right with respect to a Pref-Right Asset. If the holder of a Preferential Purchase Right applicable to a Pref-Right Asset thereafter fails to consummate the purchase of such Pref-Right Asset on or before the date that is one hundred twenty (120) days after the Closing Date (or the time for exercising such Preferential Purchase Right expires without exercise by the holder thereof), then Seller shall so notify Buyer, and Buyer shall purchase, on or before that date that is ten (10) days following its receipt of such notice of such Preferential Purchase Right being waived or the time for exercising such right has expired, such Pref-Right Asset from Seller, under the terms of this Agreement, for a price equal to the Allocated Value of such Pref-Right Asset.

(c) All Assets with respect to which any Preferential Purchase Right applicable thereto has been waived or as to which the period to exercise such right has expired prior to the Closing shall (in each case) be included in the Assets sold and conveyed to Buyer at the Closing pursuant to the provisions of this Agreement.

(d) If as of the Closing, Seller has not obtained a Consent set forth in Part B of Schedule 3.3, and the failure to obtain such Consent would cause (A) the assignment of the Assets affected thereby to Buyer to be void and/or (B) the termination of the Asset under the express terms thereof (each, a “Subject Consent Asset”) then such Subject Consent Asset shall be excluded from the Assets to be conveyed to Buyer at Closing and the Purchase Price shall be reduced by the Allocated Value of the excluded Asset. In the event that a Consent with respect to a Subject Consent Asset that was not obtained prior to the Closing Date is obtained within one hundred twenty (120) days following the Closing Date then, within ten (10) days after such Consent is obtained, Seller shall assign to Buyer such Subject Consent Asset pursuant to an assignment in form and substance substantially similar to the Assignment, effective as of the Effective Time, and Buyer shall pay to Seller, under the terms of this Agreement, a price equal to the Allocated Value of such Subject Consent Asset (as adjusted pursuant to Section 2.6). From and after the Closing, until the earlier of the date that is one hundred twenty (120) days after Closing and the date that any Consent applicable to a Subject Consent Asset that has not been assigned to Buyer pursuant hereto is obtained, Seller shall continue to use all commercially reasonable efforts (at Buyer’s sole cost and expense) to obtain each such Consent. Except for any Subject Consent Assets, all Assets subject to any Consent that is outstanding as of the Closing shall be included in the Assets conveyed to Buyer at Closing and Buyer shall have no claim against (including no claim under this Article VIII), and Seller shall have no liability for, its failure to obtain any such Consent; provided, however, that for ninety (90) days following the Closing Date, Seller will continue, at Buyer’s sole cost and expense, to exercise commercially reasonable efforts to obtain the Consent of the holders of such unsatisfied Consent, and thereafter will provide, at Buyer’s sole cost and expense, such assistance as Buyer may reasonably require in connection with Buyer’s efforts to secure the Consent.

(e) If the Subject Consent Asset is a Contract, and Buyer is assigned the other Assets to which the Contract relates, but the Contract is not transferred to Buyer due to the unattained Consent, Seller will continue after Closing to use reasonable efforts to obtain such Consent, which the Parties acknowledge and agree shall not require Seller to pay any monies for which Buyer has not separately agreed in writing to reimburse Seller (or otherwise be responsible) so that such Contract can be transferred to Buyer upon the receipt of such Consent.

ARTICLE IX

ENVIRONMENTAL MATTERS

Section 9.1 General Disclaimer of Environmental Warranties and Representations. Except as otherwise set forth in Section 3.11, Seller makes no warranty or representation, express, implied, statutory or otherwise, pursuant to this Agreement, the Assignment or any other Operative Document with respect to compliance with or liabilities arising under or related to Environmental Laws. Buyer hereby acknowledges and agrees that Buyer’s sole and exclusive remedy for any Liabilities, Claims, Losses or obligations at law or under any agreement (including under this Agreement), in each case, arising under or related to (i) any Environmental Law, (ii) any alleged breach by Seller of either any representation or warranty in Article III (other than Section 3.11) or in any certification in the certificate delivered by Seller to Buyer at Closing pursuant to Section 7.2(b) or any covenants in this Agreement, (iii) any Environmental Condition or (iv) any breach by Seller of this Article IX ((i), (ii), (iii) and (iv) collectively, the “Article IX Environmental Liabilities”) shall be as set forth in this Article IX. Notwithstanding any other provisions of this Agreement to the contrary, (A) the provisions of Article X shall not apply or afford any remedy whatsoever with respect to any Article IX Environmental Liabilities and (B) the provisions of this Article IX, shall not limit or otherwise reduce or modify any remedy of Buyer under Article X with respect to any breach by Seller of the representation and warranty set forth in Section 3.11. This Article IX shall, to the fullest extent permitted by Law, be the sole and exclusive right and remedy of Buyer with respect to Article IX Environmental Liabilities. Except as provided in this Article IX, Buyer releases, remises and forever discharges Seller, its Affiliates and all of the other Seller Subject Parties from any and all suits, legal or administrative proceedings, Claims, demands, damages, losses, costs, liabilities, interest or causes of Action whatsoever, in law or in equity, known or unknown, which Buyer might now or subsequently may have, based on, relating to or arising out of, any Article IX Environmental Liability.

Section 9.2 Notice of Environmental Defects; Defect Adjustments.

(a) Environmental Defect Notices. On or before the Environmental Defect Claim Date, Buyer must deliver claim notices to Seller meeting the requirements of this Section 9.2(a) (as such notices may be amended or supplemented until the Environmental Defect Claim Date, collectively, the “Environmental Defect Notices,” and each individually an “Environmental Defect Notice”) setting forth any matters which, in Buyer’s reasonable opinion, constitute Environmental Defects and which Buyer intends to assert as an Environmental Defect pursuant to this Article IX. Except with respect to Buyer’s remedy under Article X with respect to any breach by Seller of the representation and warranty set forth in Section 3.11, for all purposes of this Agreement, Buyer shall be deemed to have waived, and neither Seller, any of the Seller Indemnified Parties nor any of the other Seller Subject Parties, shall have any liability for any Environmental Defect that Buyer fails to assert as an Environmental Defect by any Environmental Defect Notice received by Seller on or before the Environmental Defect Claim Date. To be effective, each Environmental Defect Notice shall be in writing and shall include (i) a description of the matter constituting the alleged Environmental Defect, (ii) a description of each Asset (or portion thereof) that is affected by the alleged Environmental Defect, (iii) Buyer’s reasonable assertion of the Allocated Value of the portion of the Assets affected by the alleged Environmental Defect and (iv) supporting documents reasonably necessary for Seller to verify the existence of the alleged Environmental Defect. Each Environmental Defect Notice may include a calculation of the Remediation

Amount (itemized in reasonable detail) that Buyer reasonably asserts is attributable to such alleged Environmental Defect. Buyer’s calculation of the Remediation Amount included in the Environmental Defect Notice must describe in reasonable detail the Remediation proposed for the Environmental Condition that gives rise to the asserted Environmental Defect and identify all assumptions used by Buyer in calculating the Remediation Amount, including the standards that Buyer asserts must be met to comply with Environmental Laws and all assumptions used to calculate the Lowest Cost Response. Notwithstanding anything to the contrary in this Article IX, the aggregate Remediation Amounts attributable to the effects of all Environmental Defects under this Article IX upon any Asset that is affected by the alleged Environmental Defect shall not exceed the Allocated Value attributable to such Asset. To give Seller an opportunity to commence reviewing and curing Environmental Defects, Buyer agrees to use all commercially reasonable efforts to give Seller, on or before the end of each calendar week prior to the Environmental Defect Claim Date, written notice (which shall not constitute an Environmental Defect Notice) of all Environmental Defects discovered by Buyer during the preceding calendar week, which notice shall be preliminary in nature and may be supplemented prior to the Environmental Defect Claim Date; provided that failure to provide a preliminary notice of an Environmental Defect shall not prejudice Buyer’s right to assert such Environmental Defect in accordance with the terms hereunder.

(b) Remedies for Environmental Defects. Subject to Seller’s continuing right to dispute the existence of an Environmental Defect and/or the Remediation Amount asserted with respect thereto, in the event that any Environmental Defect timely asserted by Buyer in an Environmental Defect Notice in accordance with Section 9.2(a) is not waived in writing by Buyer or reasonably cured on or before the Closing Date, then Seller shall, at its sole option, elect (subject in each case, to the provisions of Section 9.2(c)) to:

(i) reduce the Purchase Price by an amount equal to the Remediation Amount of such Environmental Defect;

(ii) assume responsibility for the Remediation of such Environmental Defect; or

(iii) if applicable, terminate this Agreement pursuant to Section 11.1(d).

If Seller elects the option set forth in Section 9.2(b)(i), Buyer shall be deemed to have assumed responsibility for Remediation of such Environmental Defect and all liabilities with respect thereto. If Seller elects the option set forth in Section 9.2(b)(ii), Seller shall use all commercially reasonable efforts to diligently implement such Remediation in a manner which is consistent with the requirements of Environmental Laws and the Lowest Cost Response for the type of Remediation that Seller elects to undertake and Seller shall use all commercially reasonable efforts to implement such Remediation in a manner which is consistent with the requirements of Environmental Laws, taking into consideration Buyer’s use and operation of the Assets in a timely fashion for the type of Remediation Seller elects to undertake, and, upon advance written notice, Buyer hereby grants Seller reasonable access to the affected Assets after the Closing Date to implement and complete such Remediation in accordance with the Access Agreement and acknowledges that there shall be no reduction to the Purchase Price with respect to such Environmental Defect. Buyer agrees to cooperate with Seller in its undertaking of any such work including by allowing use of necessary utilities and other equipment at the location in question. Seller agrees to bear its pro-rata share of any increase in Buyer’s costs of such utility that are attributable to Seller’s actions pursuant to Section 9.2(b)(ii). Upon completion of Remediation, Seller shall promptly, at its sole cost and expense and without any cost or expense to Buyer or its Affiliates, (1) close all bore holes from its Remediation in accordance with recognized industry standards, (2) repair all damage done to the Assets in connection with the Remediation and (3) remove all equipment, tools or other property brought onto the Assets in connection with the Remediation. Seller shall keep Buyer reasonably informed regarding any Remediation. In completing the Remediation, Seller shall provide Buyer with draft copies of all documents to be submitted to any Governmental Authorities regarding the Remediation and shall reasonably cooperate with Buyer to incorporate comments provided by it to Seller regarding such documents. In addition, Seller shall promptly provide Buyer with copies of any correspondence with any Governmental Authority regarding the Remediation and shall provide Buyer with the opportunity to participate in any meetings with any Governmental Authority regarding the Remediation. Seller shall be solely responsible for obtaining any Permits associated with the Remediation. Seller shall promptly remove any waste material generated during the Remediation from the Assets. Seller shall require any contractors or subcontractors entering the Assets in connection with the Remediation to provide Buyer with certificates of insurance demonstrating coverage under Commercial General Liability, Contractors Pollution Liability, and Errors and Omissions Liability insurance policies in a form reasonably acceptable to Buyer and naming Buyer as an additional insured. With respect to any provision of this Article IX that refers to any Remediation completed by Seller, Seller will be deemed to have adequately completed the Remediation (A) upon receipt of a certificate of approval or completion from the applicable Governmental Authority that the Remediation has been implemented to the extent necessary to comply with existing Laws or (B) if no certificate or approval is available under Environmental Law or upon express written consent of Buyer, upon mutual agreement of the Parties, upon receipt of a certificate from an independent, licensed professional engineer that the Remediation has been implemented to the extent necessary to comply with Environmental Laws; provided that, if the Parties cannot agree, the issue of whether the Remediation is completed shall be resolved by the dispute resolution procedures set forth in Section 9.2(d). If the Lowest Cost Response requires the implementation of institutional controls, Buyer agrees to accept all such controls and to cooperate with Seller by arranging for prompt execution and recording of all legal instruments required to implement the institutional controls.

(c) Limits on Liability for Environmental Defects. Notwithstanding anything to the contrary, (i) in no event shall there be any remedies available to Buyer under this Agreement in respect of Environmental Defects, and neither Seller, any of its Affiliates nor any of the other Seller Subject Parties shall be responsible for any individual Environmental Defect, for which the Remediation Amount does not exceed Fifty Thousand Dollars ($50,000) (the “Individual Environmental Threshold”) and (ii) in no event shall there be any remedies available to Buyer under this Agreement in respect of Environmental Defects, and neither Seller, any of its Affiliates nor any of the other Seller Subject Parties shall be responsible for any Environmental Defect, for which the Remediation Amount exceeds the Individual Environmental Threshold (excluding any Remediation Amounts attributable to Environmental Defects which Seller elects to remediate pursuant to Section 9.2(b)(ii)), unless (A) the sum of (1) all Title Defect Amounts (excluding any Title Defect Amounts attributable to Title Defects cured by Seller or with regard to which Seller elects to cure pursuant to Section 8.2(c)) that each individually exceed the Individual Title Defect Threshold, (2) all Remediation Amounts that each individually exceed the Individual Environmental Threshold (excluding any Remediation Amounts attributable to Environmental Defects which Seller elects to remediate pursuant to Section 9.2(b)(ii)) and (3) all Buyer Losses (excluding the Buyer De Minimis Liabilities) incurred by the Buyer Indemnified Parties, exceeds (b) the Buyer Basket, after which point Buyer shall be entitled to adjustments to the Purchase Price or other remedies hereunder only with respect to Environmental Defects that are attributable to such Environmental Defect Amounts in excess of the Buyer Basket but that do not exceed the Environmental Dispute Escrow Amount. The Parties agree that if the same Environmental Defect affects more than one Asset, then the Remediation Amounts for each Asset affected by such Environmental Defect shall be aggregated, without duplication of any costs or losses included in another Remediation Amount hereunder, for the purposes of determining whether the Individual Environmental Threshold has been met with respect to such Environmental Defect. Notwithstanding anything to the contrary set forth herein, Buyer shall not have any remedy under this Agreement with respect to any Environmental Defect in excess of the Remediation Amount claimed by it in the Environmental Defect Notice submitted by it to the Seller pursuant to Section 9.2(a).

(d) Environmental Dispute Resolution.

(i) Seller and Buyer shall attempt to agree on all Environmental Defects and Remediation Amounts no later than the three (3) Business Days prior to Closing. If Seller and Buyer fail to agree in writing by such time, the Environmental Defects and/or Remediation Amounts in dispute shall be exclusively and finally resolved by arbitration pursuant to this Section 9.2(d). There shall be a single arbitrator, who shall be an environmental attorney with at least ten (10) years’ experience in environmental matters involving oil and gas producing properties in the regional area in which the affected Assets are located, as selected by mutual agreement of Buyer and Seller within fifteen (15) days after the Closing Date, and absent such agreement, by the Houston, Texas office of the AAA (the “Environmental Arbitrator”). The arbitration proceeding shall be held in Houston, Texas and shall be conducted in accordance with the Rules, to the extent such Rules do not conflict with the terms of this Article IX. In addition to being bound by and adhering to the Rules and practices of the AAA and applicable law on arbitrator neutrality, the Environmental Arbitrator shall not have worked as an employee or outside counsel for any Party or its Affiliates during the five (5) year period preceding the arbitration or have any financial interest in the dispute. The Environmental Arbitrator’s determination shall be made within twenty (20) days after submission of the matters in dispute and shall be final and binding upon the Parties, without right of appeal. In making his determination, the Environmental Arbitrator shall be bound by the rules set forth in this Article IX and the Rules. The Environmental Arbitrator, however, may not award Buyer a greater Remediation Amount than the Remediation Amount claimed by Buyer in its Environmental Defect Notice, nor a lower amount than the Remediation Amount proposed by Seller in its response to such Environmental Defect Notice unless the Arbitrator determines that the alleged Environmental Defect is not an Environmental Defect within the meaning of this Agreement. The Environmental Arbitrator shall act as an expert for the limited purpose of determining whether a disputed Environmental Defects exists and/or the appropriate Remediation Amounts and may not award damages, interest or penalties to either Party with respect to any matter. Seller and Buyer shall each bear its own legal fees and other costs of presenting its case. Each of Seller and Buyer shall bear one-half of the costs and expenses of the Environmental Arbitrator. Within ten (10) days after the Environmental Arbitrator delivers written notice to Buyer and Seller of any award with respect to a Remediation Amount, and subject to this Section 9.2, Seller shall direct the Escrow Agent to release from the Environmental Dispute Escrow Amount an amount of Preferred Shares with an aggregate Liquidation Preference equal to the amount, if any, so awarded by the Environmental Arbitrator to Buyer. If the Remediation Amount ultimately determined by the Environmental Arbitrator with respect to any Environmental Defect is less than the Remediation Amount claimed by Buyer in the applicable Environmental Defect Notice with respect to such Environmental Defect, then within the aforesaid ten (10) day period, Buyer shall instruct the Escrow Agent to release from the Environmental Dispute Escrow Amount to Seller a number of Preferred Shares with an aggregate Liquidation Preference equal to the amount by which the Remediation Amount claimed by Buyer in the applicable Environmental Defect Notice exceeds such Remediation Amount.

(ii) All Environmental Defects which Seller has elected to attempt to remediate pursuant to Section 9.2(b)(ii) for which Buyer disputes the adequacy or completeness of the Remediation shall be submitted to the Environmental Arbitrator for resolution. In making his determination the Environmental Arbitrator shall adhere to the rules, procedures, process and provisions set forth in Section 9.2(d)(i).

(e) Recourse Against Escrowed Funds.

(i) Buyer, on behalf of itself and all other Buyer Indemnified Parties, acknowledges and agrees that the Environmental Dispute Escrow Amount shall be the sole and exclusive source for satisfaction of all (and neither Seller, its Affiliates nor any other Seller Subject Party shall under any circumstance have any personal liability or obligation for the satisfaction of any) (A) Environmental Defects timely asserted in an Environmental Defect Notice delivered by Buyer to Seller in accordance with Section 9.2(a) and (B) Seller’s breach of Article IX (collectively, the “Environmental Matters”). The Environmental Dispute Escrow Amount shall be used solely to satisfy Environmental Matters or will be released to Seller in accordance with this Article IX.

(ii) The aggregate liability of Seller to Buyer in connection with all Environmental Matters shall in no event exceed the Environmental Dispute Escrow Amount and Buyer, on its own behalf and on behalf of each other Buyer Indemnified Party, hereby acknowledges and further covenants forever not to assert, file, prosecute, commence, institute (or sponsor or purposely facilitate any Person in connection with the foregoing), any complaint or lawsuit or any legal, equitable, arbitral or administrative proceeding of any nature, against Seller, its Affiliates or any of the other Seller Subject Parties in connection with or relating to any Environmental Matters or any other matter arising under any Environmental Law with respect to the operation of the Assets on or before the Closing Date. After such time as the escrowed Environmental Dispute Escrow Amount is exhausted or released from escrow, Buyer shall have no recourse against Seller, any of its Affiliates or any of the other Seller Subject Parties in respect of any Environmental Matters, for any unsatisfied Remediation Amounts or Seller’s breach of Article IX.

(iii) If a Buyer asserts a claim under this Article IX for any Environmental Matter prior to the Escrow Release Date, Buyer shall, subject to the limitations on liability hereunder, be entitled to be paid the Remediation Amount determined in accordance with Section 9.2(d), solely by receiving from the Escrow Agent an amount of the Environmental Dispute Escrow Amount equal to such Remediation Amount (or, if less, the then remaining amount of the Environmental Dispute Escrow Amount) (such payment to be comprised of an amount of Preferred Shares with an aggregate Liquidation Preference equal to the Remediation Amount or, if less the then remaining amount of the Environmental Dispute Escrow Amount).

(iv) All (A) claims in respect of Environmental Defects and Remediation Amounts asserted properly and timely by Buyer in accordance with this Agreement prior to the Environmental Defect Claim Date that become subject to dispute resolution in accordance with Section 9.2(d) and that are not resolved by the Environmental Arbitrator or the Parties and satisfied by Seller (through releases from the then escrowed Environmental Dispute Escrow Amount) prior to the Escrow Release Date and (B) Environmental Defects for which Seller has elected to assume responsibility for Remediation pursuant to Section 9.2(b)(ii) for which Buyer contests the adequacy or completeness of the Remediation through arbitration in accordance with Section 9.2(d) that are not resolved and satisfied prior to the Escrow Release Date shall be deemed to be “Pending Environmental Claims” to the extent and for so long as any of the Environmental Dispute Escrow Amount remains in escrow pursuant to the Escrow Agreement. The aggregate dollar amount claimed in good faith in respect of all Pending Environmental Claims is hereinafter referred to as the “Pending Environmental Claim Amount”. On the first (1st) Business Day following the Escrow Release Date, Buyer and Seller shall jointly execute and deliver to the Escrow Agent written instructions instructing the Escrow Agent to release and deliver to Seller, the then remaining balance of the Environmental Dispute Escrow Amount held in escrow (and all earnings thereon) in excess of the (if any) the Pending Environmental Claim Amount. An amount of the Environmental Dispute Escrow Amount equal to the Pending Environmental Claim Amount will continue to be held by the Escrow Agent pursuant to the terms of the Escrow Agreement until such time as the Pending Environmental Claims have been fully resolved and Escrow Agreement shall be deemed to be extended accordingly; provided, however, if the remaining balance of the Environmental Dispute Escrow Amount at any time or from time thereafter exceeds the then remaining Pending Environmental Claim Amount, then Seller and Buyer shall promptly notify the Escrow Agent in writing that the excess amount (in an amount of Preferred Shares with an aggregate Liquidation Preference equal to such excess amount) shall be released promptly to Seller.

(f) NORM, Wastes and Other Substances. Buyer acknowledges that the Assets have been used for exploration, development, and production of oil and gas and that there may be petroleum, produced water, wastes, or other substances or materials located in, on or under the Assets or associated with the Assets. Equipment and sites included in the Assets may contain asbestos, NORM or other Hazardous Substances. NORM may affix or attach itself to the inside of wells, materials, and equipment as scale, or in other forms. The wells, materials, and equipment located on the Assets or included in the Assets may contain NORM and other wastes or Hazardous Substances. NORM containing material and/or other wastes or Hazardous Substances may have come in contact with various environmental media including water, soils or sediment. Special procedures may be required for the assessment, remediation, removal, transportation, or disposal of environmental media, wastes, asbestos, NORM and other Hazardous Substances from the Assets.

ARTICLE X

ASSUMPTION; INDEMNIFICATION

Section 10.1 Assumption by Buyer; Retained Obligations.

(a) Without limiting Buyer’s rights to indemnity under this Article X, from and after the Closing, Buyer assumes and hereby agrees to fulfill, perform, pay and discharge (or cause to be fulfilled, performed, paid and discharged) all obligations and Liabilities, known or unknown (other than the Retained Obligations), with respect to the Assets regardless of whether such obligations or Liabilities arose prior to, on or after the Effective Time, including all obligations and Liabilities (i) relating in any manner to the use, ownership or operation of the Assets, (ii) relating in any manner to the Remediation of any Environmental Condition attributable to an Environmental Defect with respect to which Seller has elected the option set forth in Section 9.2(b)(i), (iii) to furnish makeup gas and/or settle Imbalances according to the terms of the applicable gas sales, processing, gathering or transportation Contracts, (iv) to pay owners of Working Interests, royalties, overriding royalties and other interests with respect to Hydrocarbons produced from (or attributable to) the Assets and/or the revenues or proceeds attributable to sales thereof, including those held in suspense, (v) to properly plug and abandon any and all pipelines and wells included in the Assets (including any such wells that are inactive or temporarily abandoned), (vi) to replug any well or wellbore included in the Assets, or previously plugged well or wellbore included in the Assets, (vii) to dismantle or decommission and remove any personal property, Equipment and other property of whatever kind related to or associated with operations and activities conducted by whomever on the Assets, (viii) to clean up and/or remediate the Assets in accordance with Laws and Related Contracts, (ix) to perform all obligations applicable to or imposed on the lessee, owner or operator under the Leases and the Related Contracts, or as required by Law, and (x) relating in any manner to the litigation listed in Part 1 of Schedule 3.4 (all of said obligations and Liabilities, including the payment of all Taxes, the “Assumed Obligations”).

(b) Notwithstanding anything in this Agreement to the contrary, Buyer neither assumes nor hereby agrees to fulfill, perform, pay or discharge (or cause to be fulfilled, performed, paid or discharged), and Seller agrees to retain sole responsibility for and to fulfill, perform, pay and discharge (or cause to be fulfilled, performed, paid and discharged) all obligations and Liabilities, known or unknown, with respect to (i) the Excluded Assets, (ii) the litigation listed in Part 2 of Schedule 3.4, (iii) any personal injury or death arising out of Seller’s ownership or operation of the Assets prior to the Closing Date, and (iv) the liabilities and obligations described in Section 5.11(c), in each case regardless of whether such obligations or Liabilities arose prior to, on or after the Effective Time (all of said obligations and Liabilities, the “Retained Obligations”).

Section 10.2 Indemnification Obligations of Seller.

(a) Subject to the terms of Articles VIII and IX and the other terms of this Article X, from and after the Closing Date, Seller will indemnify, defend and hold harmless Buyer and its Affiliates and their respective directors, officers, employees and agents (collectively, the “Buyer Indemnified Parties”) from, against and in respect of any and all Losses arising out of or resulting from:

(i) any breach of any representation or warranty (other than any of Seller’s Fundamental Representation) made by Seller in Article III or in any certification in the certificate delivered by Seller to Buyer at Closing pursuant to Section 7.2(b); provided, however, that for purposes of determining whether any representations and warranties (other than any representations and warranties set forth in Section 3.11) have been breached, all Seller Material Adverse Effect qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded;

(ii) any breach of any Fundamental Representation made by Seller in Article III or in any certification in the certificate delivered by Seller to Buyer at Closing pursuant to Section 7.2(b); provided, however, that for purposes of determining whether any representations and warranties have been breached, all Seller Material Adverse Effect qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded;

(iii) any breach of any covenant, agreement or undertaking made by Seller in this Agreement; and

(iv) the Retained Obligations;

Notwithstanding any other provision of Article X in this Agreement to the contrary, Buyer shall have no rights under this Article X in respect of any Article IX Environmental Liability or in respect of Article VIII.

(b) Neither Seller (other than Seller in breach of this Agreement), its Affiliates nor any other Seller Subject Parties shall have any liability under any provision of this Agreement for any Loss to the extent that such Loss relates to any action taken by Buyer, Seller or any other Person after the Closing Date. Buyer shall take and shall cause its Affiliates to take all reasonable steps to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto.

(c) “Losses” means any and all Claims, Liabilities and damages whenever arising or incurred (including amounts paid in settlement, costs of investigation and reasonable attorneys’ fees and expenses); provided, however, that the term Losses shall exclude any consequential, punitive, special, indirect, incidental or exemplary damages or damages for lost profits or opportunity costs or damages based upon a multiple of earnings or other financial measure arising under or in connection with this Agreement or the transactions contemplated by this Agreement, except to the extent such damages constitute part of a third party claim (such items excluded from Losses, collectively, the “Excluded Losses”).

(d) The Parties acknowledge and agree that the provisions of any anti-indemnity statute relating to oilfield services and associated activities shall not be applicable to this Agreement and/or the transactions contemplated by this Agreement.

(e) The Losses of the Buyer Indemnified Parties described in this Section 10.2 as to which the Buyer Indemnified Parties are entitled to indemnification hereunder are hereinafter collectively referred to as the “Buyer Losses.”

Section 10.3 Indemnification Obligations of Buyer.

(a) Subject to the other terms of this Article X, from and after the Closing Date, Buyer will indemnify, defend and hold harmless Seller and its Affiliates and their respective directors, officers, employees and agents (collectively, the “Seller Indemnified Parties”) from, against and in respect of any and all Losses arising out of or resulting from:

(i) any breach of any representation or warranty (other than any of Buyer’s Fundamental Representation) made by Buyer in Article IV or in any certification in the certificate delivered by Buyer to Seller at Closing pursuant to Section 7.2(a); provided, however, that for purposes of determining whether any representations and warranties have been breached, all Buyer Material Adverse Effect qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded;

(ii) any breach of any Fundamental Representation made by Buyer in Article IV or in any certification in the certificate delivered by Buyer to Seller at Closing pursuant to Section 7.2(a) provided, however, that for purposes of determining whether any representations and warranties have been breached, all Buyer Material Adverse Effect qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded;

(iii) any breach of any covenant, agreement or undertaking made by Buyer in this Agreement; and

(iv) the Assumed Obligations.

(b) Seller shall take all reasonable steps to mitigate any Seller Losses upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto.

(c) The Losses of the Seller Indemnified Parties described in this Section 10.3 as to which the Seller Indemnified Parties are entitled to indemnification hereunder are hereinafter collectively referred to as “Seller Losses.”

Section 10.4 Indemnification Procedure.

(a) Promptly after receipt by a Buyer Indemnified Party or a Seller Indemnified Party (and any other Seller Subject Parties) (hereinafter collectively referred to as an “Indemnified Party”) of notice by a third party (including any Governmental Authority) of any Actions or the commencement of any audit with respect to which such Indemnified Party may be entitled to receive payment hereunder for any Buyer Losses or any Seller Losses (as the case may be), Buyer or Seller, as applicable, shall notify Buyer or Seller, as the case may be (in such capacity, Buyer or Seller are hereinafter referred to as an “Indemnifying Party”), of such Action; provided, however, that the failure to so notify the Indemnifying Party will relieve the Indemnifying Party from liability under this Agreement with respect to such Action or audit only if, and only to the extent that, the defense of such Actions is prejudiced as a result of the failure to notify the Indemnifying Party. The Indemnifying Party will have the right, at its sole expense, upon written notice delivered to the Indemnified Party within fifteen (15) calendar days after receiving such notice, to assume the defense of such Action with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party. In the event, however, that the Indemnifying Party declines or fails to (1) assume the defense of the Action on the terms provided above or (2) employ counsel reasonably satisfactory to the Indemnified Party, in any case within such fifteen (15) day period, then such Indemnified Party may employ counsel to represent or defend it in any such Action and the Indemnifying Party will (subject to the other terms and provisions of this Agreement) pay the reasonable fees and disbursements of such counsel as incurred; provided, however, that the Indemnifying Party will not be required to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any jurisdiction in any single Action. For avoidance of doubt, the fees and disbursements of counsel of any Buyer Indemnified Party in connection with a Buyer Loss shall be satisfied solely by receiving from the Escrow Agent a portion of the General Escrow Amount in an amount equal to such fees and disbursements. In any Action with respect to which indemnification is being sought hereunder, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such Action, will have the right to participate in such matter and to retain its own counsel at such Party’s own expense. The Indemnifying Party or the Indemnified Party, as the case may be, will at all times use all commercially reasonable efforts to (i) diligently conduct the defense of any Action for which they are maintaining the defense and (ii) keep the Indemnified Party or the Indemnifying Party, as the case may be, reasonably apprised of the status of the defense of any Action the defense of which they are maintaining and to cooperate in good faith with each other with respect to the defense of any such Action.

(b) No Indemnified Party may settle or compromise any Claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party, unless (A) such settlement, compromise or consent includes an unconditional release of the Indemnifying Party from all liability arising out of such Claim, (B) does not contain any admission or statement of any wrongdoing or liability on behalf of the Indemnifying Party and (C) does not contain any equitable order, judgment or term which in any manner affects, restrains or interferes with the business of the Indemnifying Party or any of the Indemnifying Party’s Affiliates. An Indemnifying Party may not, without the prior written consent of the Indemnified Party, settle or compromise any Claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder unless (i) such settlement, compromise or consent includes an unconditional release of the Indemnified Party from all liability arising out of such Claim, (ii) does not contain any admission or statement of any wrongdoing or liability on behalf of the Indemnified Party and (iii) does not contain any equitable order, judgment or term which in any manner affects, restrains or interferes with the business of the Indemnified Party or any of the Indemnified Party’s Affiliates.

(c) A Claim for indemnification by an Indemnified Party for any matter not involving an Action by a third party may be asserted by written notice from Buyer or Seller, as applicable, to the Indemnifying Party from whom indemnification is sought. Such notice will specify with reasonable specificity the basis for such Claim.

Section 10.5 Claims Period.

(a) For purposes of this Agreement, the “Claims Period” shall be the period during which a claim for indemnification under this Article X may be asserted by a Buyer Indemnified Party or a Seller Indemnified Party.

(b) With respect to any Buyer Losses arising under:

(i) Section 10.2(a)(i), the Claims Period shall begin on the Closing Date and terminate on the date that is twelve (12) months following the Closing;

(ii) Section 10.2(a)(ii), the Claims Period shall begin on the Closing Date and terminate on the date that is eighteen (18) months following the Closing;

(iii) Section 10.2(a)(iii), to the extent the covenants, agreements or undertakings referred to therein are (A) performable on or prior to Closing, the Claims Period shall begin on the Closing Date and terminate on the date that is twelve (12) months following the Closing or (B) performable after Closing, the Claims Period shall continue for the period specified with respect to such covenant or, if no such period is specified, until such covenant, agreement or undertaking is fully performed; and

(iv) Section 10.2(a)(iv), the Claims Period shall continue without limitation of time.

(c) With respect to any Seller Losses arising under:

(i) Section 10.3(a)(i), the Claims Period shall begin on the Closing Date and terminate on the date that is twelve (12) months following the Closing;

(ii) Section 10.3(a)(ii), the Claims Period shall begin on the Closing Date and terminate on the date that is eighteen (18) months following the Closing;

(iii) Section 10.3(a)(iii), to the extent the covenants, agreements or undertakings set forth therein are (A) performable on or prior to Closing, the Claims Period shall begin on the Closing Date and terminate on the date that is twelve (12) months following the Closing and (B) performable after Closing, the Claims Period shall continue for the period specified with respect to such covenant or, if no such period is specified, until such covenant, agreement or undertaking is fully performed; and

(iv) Section 10.3(a)(iv), the Claims Period shall continue until such covenant, agreement or undertaking is fully performed.

(d) No claim for indemnity under this Agreement may be asserted against Buyer (or any of its Affiliates or any of the other Buyer Subject Parties) or Seller (or any of its Affiliates or any of the other Seller Subject Parties) after the applicable Claims Period. Notwithstanding the foregoing or any other provision to the contrary set forth in this Agreement, if, prior to the close of business on the last Business Day of the applicable Claims Period, either Party shall have been properly notified (in accordance with the provisions of Section 10.4) by the other Party of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of as of such date and time, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof.

Section 10.6 Limits of Liability. Notwithstanding anything to the contrary set forth herein, the Buyer Indemnified Parties shall not assert a claim against Seller for indemnification under Sections 10.2(a)(i) or 10.2(a)(iii) (other than, in the case of a claim for indemnification under Section 10.2(a)(iii) with respect to any covenant of Seller performable after Closing) for Buyer Losses unless the amount of such Buyer Losses exceeds Fifty Thousand Dollars ($50,000) (those Buyer Losses that do not exceed such Fifty Thousand Dollars ($50,000) threshold shall be referred to as the “Buyer De Minimis Liabilities”) and then not until (a) the sum of (i) all Title Defect Amounts (excluding any Title Defect Amounts attributable to Title Defects cured by Seller or with respect to which Seller elects to cure pursuant to Section 8.2(c)) that each individually exceed the Individual Title Defect Threshold, (ii) all Remediation Amounts that each individually exceed the Individual Environmental Threshold and (iii) all Buyer Losses (excluding the Buyer De Minimis Liabilities) incurred by the Buyer Indemnified Parties, exceeds (b) an amount equal to $15,000,000 (the “Buyer Basket”) and then the recoverable Losses shall be limited to those that exceed the Buyer Basket but that do not exceed the General Escrow Amount.

Section 10.7 Sole and Exclusive Remedy; Recourse Against Escrowed Funds.

(a) From and after the Closing, other than the remedies set forth in Articles VIII and IX, the remedies set forth in this Article X shall provide the sole and exclusive remedies arising out of, in connection with, relating to or arising under this Agreement or any certificate delivered by one Party to the other Party at Closing, whether based on contract, tort, strict liability, other laws or otherwise (other than Claims arising from actual fraud), including any breach or alleged breach of any representation, warranty, covenant or agreement made herein or any other document contemplated herein or delivered pursuant hereto. The Parties and Parent acknowledge and agree that from and after the Closing the remedies available in this Section 10.7 supersede (and each Party and Parent waives and releases) any other remedies available at law or in equity including rights of rescission, rights of contribution and Claims arising under applicable statutes.

(b) Except with respect to Claims relating to, or arising from, Buyer Losses that are subject to Section 10.2(a)(iv) (collectively, the “Section 10.2(a)(iv) Claims”), Buyer, on behalf of itself and all other Buyer Indemnified Parties, acknowledges, agrees and covenants forever that, notwithstanding anything to the contrary set forth in this Agreement:

(i) after the Closing, the General Escrow Amount shall be the sole and exclusive source of funds for satisfaction of all (and neither Seller, its Affiliates nor any other Seller Subject Parties shall under any circumstance have any personal liability or obligation for the satisfaction of any) Claims by any Buyer Indemnified Parties for any Losses, Claims or otherwise under Section 10.2, in connection with, arising out of or resulting from the subject matter of this Agreement or any of the Operative Documents and/or the transactions contemplated hereby or thereby;

(ii) hereby covenants forever it will not assert, file, prosecute, commence, institute (or sponsor or facilitate any Person in connection with the foregoing), any complaint or lawsuit or any legal, equitable, arbitral or administrative proceeding of any nature, against Seller, its Affiliates or any other Seller Subject Parties in connection with any Claims or Losses (including those set forth in Section 10.2) in connection with, arising out of or resulting from the subject matter of this Agreement or any of the Operative Documents; and/or the transactions contemplated hereby or thereby in excess of the General Escrow Amount; and

(iii) from and after such time as the General Escrow Amount is exhausted or fully released, no Buyer Indemnified Party shall be entitled to seek indemnity under this Agreement or otherwise and no Buyer Indemnified Party shall have any recourse against Seller, any of its Affiliates or any other Seller Subject Parties for any Claims, unpaid Losses or otherwise (including those set forth in Section 10.2) in connection with, arising out of or resulting from the subject matter of this Agreement or any of the Operative Documents and/or the transactions contemplated hereby or thereby.

(c) Notwithstanding anything to the contrary set forth herein, none of Seller, its Affiliates or any of the other Seller Subject Parties shall have any liability or obligation for any Claims or Losses (including those set forth in Section 10.2 in connection with, arising out of or resulting from the subject matter of this Agreement or any of the Operative Documents and/or the transactions contemplated hereby or thereby and including any Section 10(2)(a)(iv) Claims) of Buyer or any other Buyer Indemnified Party or otherwise to Buyer or any other Buyer Indemnified Party with respect to any such Claims or Losses in excess of the Adjusted Cash Purchase Price.

(d) If a Buyer Indemnified Party asserts an indemnity claim under this Article X during the Escrow Claims Period, the Buyer Indemnified Party shall be entitled to indemnification by Seller in accordance with this Article X solely by receiving from the Escrow Agent all or a portion of the Escrow Amount in an amount of Preferred Shares with an aggregate Liquidation Preference equal to the amount of such indemnity claim.

(e) All Claims asserted by a Buyer Indemnified Party pursuant to this Article X during the applicable Escrow Claims Period that are not resolved and satisfied during such Escrow Claims Period (including the obligation to pay any such indemnity claim) shall be deemed to be “Pending Article X Claims.” The dollar amount of all Losses claimed in good faith in respect of Pending Article X Claims are hereinafter referred to as the “Pending Article X Claim Amount.”

(f) On the Escrow Release Date, Buyer and Seller shall jointly execute and deliver to the Escrow Agent written instructions instructing the Escrow Agent to release and deliver to Seller the remaining balance of the General Escrow Amount (and all earnings thereon) in excess of the Pending Article X Claim Amount (if any). From and after the Escrow Release Date, the Pending Article X Claim Amount will continue to be held by the Escrow Agent pursuant to the terms of the Escrow Agreement until all Pending Article X Claims have been resolved by the Parties in writing or in a court of competent jurisdiction. Except as provided herein with respect to Section 10.2(a)(iv) Claims, at and after such time as the Escrow Amount is exhausted or released, the Buyer Indemnified Parties shall not be entitled to seek indemnity under this Agreement or otherwise, and the Buyer Indemnified Parties shall have no recourse against Seller, any of its Affiliates or any other Seller Subject Parties for any unpaid Losses or otherwise in respect of any Section 10.7 Claim or this Agreement.

(g) Buyer, on behalf of itself and all other Buyer Indemnified Parties hereby waives all breaches of representations and warranties of Seller of which Buyer has Knowledge as of the date hereof, and Seller shall have no liability with respect thereto.

Section 10.8 Compliance with Express Negligence Rule. ALL RELEASES, LIMITATIONS ON LIABILITY AND INDEMNITIES CONTAINED IN THIS AGREEMENT, INCLUDING THOSE IN THIS ARTICLE X, SHALL APPLY IN THE EVENT OF THE SOLE, JOINT AND/OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OF THE PARTY WHOSE LIABILITY IS RELEASED, DISCLAIMED, LIMITED OR INDEMNIFIED.

Section 10.9 Insurance Proceeds. The Buyer Losses and Seller Losses giving rise to any Claim hereunder shall be reduced by any insurance proceeds or other payments actually received by the Indemnified Party in satisfaction of any Losses giving rise to the Claim. Buyer shall use all commercially reasonable efforts to recover under insurance policies or under other rights of recovery for Losses prior to seeking payment (including indemnification) under this Agreement.

Section 10.10 Tax Benefits. The amount of any Buyer Losses and Seller Losses giving rise to any Claim hereunder shall be reduced to the extent of any Tax savings or benefits realizable by any Indemnified Party that is attributable to any deduction, loss, credit or other tax benefit resulting from or arising out of such Loss.

Section 10.11 Adjustment to Purchase Price.

(a) For all Tax purposes, the Parties agree to treat (and will cause each of their respective Affiliates to treat) any indemnification payment made under this Article X as an adjustment to the Purchase Price unless otherwise required by Law.

(b) Notwithstanding anything to the contrary contained in this Agreement, the Parties agree that the indemnification provisions set forth in this Agreement shall not apply to any Claims or Losses to the extent such Claims or Losses are accounted for in any adjustments to the Purchase Price made pursuant to Section 2.2 or 2.5.

Section 10.12 Disclaimer.

(a) EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN ARTICLE III, AND WITHOUT LIMITING THE GENERALITY OF SECTIONS 8.1 AND 9.1, (I) SELLER MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS, STATUTORY OR IMPLIED AND (II) SELLER EXPRESSLY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, STATEMENT OR INFORMATION MADE OR COMMUNICATED (ORALLY OR IN WRITING) TO BUYER OR ANY BUYER AFFILIATE, EMPLOYEES, AGENTS, CONSULTANTS OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HAVE BEEN PROVIDED TO BUYER OR ANY BUYER AFFILIATE BY ANY OFFICER, DIRECTOR, EMPLOYEE, AGENT, CONSULTANT, REPRESENTATIVE OR ADVISOR OF SELLER OR ANY SELLER AFFILIATE).

(b) EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN ARTICLE III, AND WITHOUT LIMITING THE GENERALITY OF SECTIONS 8.1, 9.1 AND 10.1, SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED, AS TO (I) TITLE TO ANY OF THE ASSETS, (II) THE CONTENTS, CHARACTER OR NATURE OF ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT, OR ANY ENGINEERING, GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE ASSETS, (III) THE QUANTITY, QUALITY OR RECOVERABILITY OF HYDROCARBONS IN OR FROM THE ASSETS, (IV) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (V) THE PRODUCTION OF HYDROCARBONS FROM THE ASSETS, (VI) THE CONDITION, QUALITY, SUITABILITY OR MARKETABILITY OF THE ASSETS, INCLUDING THE MARKETABILITY OF ANY HYDROCARBONS, (VII) THE

AVAILABILITY OF GATHERING OR TRANSPORTATION FOR HYDROCARBONS, (VIII) THE CONTENT, CHARACTER OR NATURE OF ANY INFORMATION MEMORANDUM, REPORTS, BROCHURES, CHARTS OR STATEMENTS PREPARED BY SELLER OR THIRD PARTIES WITH RESPECT TO THE ASSETS AND (IX) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE TO BUYER OR ANY BUYER AFFILIATE, OR ITS OR THEIR EMPLOYEES, AGENTS, CONSULTANTS, REPRESENTATIVES OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO. EXCEPT AS AND TO THE EXTENT EXPRESSLY REPRESENTED OTHERWISE IN ARTICLE III, SELLER FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED, OF MERCHANTABILITY, FREEDOM FROM LATENT VICES OR DEFECTS, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY ASSETS, RIGHTS OF A PURCHASER UNDER APPROPRIATE STATUTES TO CLAIM DIMINUTION OF CONSIDERATION OR RETURN OF THE PURCHASE PRICE, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES THAT, EXCEPT AS AND TO THE EXTENT OTHERWISE PROVIDED IN ARTICLE III, BUYER SHALL BE DEEMED TO BE OBTAINING THE ASSETS IN THEIR PRESENT STATUS, CONDITION AND STATE OF REPAIR, “AS IS” AND “WHERE IS” WITH ALL FAULTS OR DEFECTS (KNOWN OR UNKNOWN, LATENT, DISCOVERABLE OR UNDISCOVERABLE), AND THAT BUYER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS BUYER DEEMS APPROPRIATE.

(c) EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN SECTION 3.11, SELLER HAS NOT MADE ANY REPRESENTATION OR WARRANTY REGARDING ANY MATTER OR CIRCUMSTANCE RELATING TO ENVIRONMENTAL LAWS, THE RELEASE OF MATERIALS INTO THE ENVIRONMENT OR THE PROTECTION OF HUMAN HEALTH, SAFETY, NATURAL RESOURCES OR THE ENVIRONMENT, OR ANY OTHER ENVIRONMENTAL CONDITION OF THE ASSETS, AND NOTHING IN THIS AGREEMENT OR OTHERWISE SHALL BE CONSTRUED AS SUCH A REPRESENTATION OR WARRANTY, AND SUBJECT TO SELLER’S REPRESENTATIONS IN SECTION 3.11, BUYER SHALL BE DEEMED TO BE TAKING THE ASSETS “AS IS” AND “WHERE IS” WITH ALL FAULTS FOR PURPOSES OF THEIR ENVIRONMENTAL CONDITION.

(d) SELLER AND BUYER AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE, THE DISCLAIMERS OF CERTAIN REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS SECTION 10.12 ARE “CONSPICUOUS” DISCLAIMERS FOR THE PURPOSE OF ANY APPLICABLE LAW.

ARTICLE XI

TERMINATION; SPECIFIC PERFORMANCE

Section 11.1 Grounds for Termination. Subject to Section 11.2, this Agreement may be terminated (except for the provisions referenced in Section 11.2 below) at any time prior to Closing upon the occurrence of any one or more of the following:

(a) by the mutual written agreement of the Parties;

(b) by either Party (the “Terminating Party”) by giving written notice to the other Party, if the other Party has breached (or is in breach) of this Agreement, which breach would give rise to a failure of a condition set forth in Article VI to be satisfied and is not cured by such breaching Party by the Outside Date; provided, however, that neither Seller nor Buyer shall be entitled to terminate this Agreement under this Section 11.1(b) if at the time such termination right is exercised, such Terminating Party is in breach of this Agreement and such breach would give rise to a failure of a condition set forth in Article VI to be satisfied.

(c) by either Party (by giving written notice to the other Party), if Closing has not occurred by November 30, 2012 (the “Outside Date”); and

(d) by either Party (by giving written notice to the other Party), if the sum of (i) all Title Defect Amounts that have been agreed to in writing by the Parties prior to the Closing or determined prior to the Closing in accordance with Section 8.2(i), plus (ii) all Remediation Amounts that have been agreed to in writing by the Parties prior to the Closing or determined prior to the Closing in accordance with Section 9.2(d), plus (iii) the sum of all Title Defect Amounts and Remediation Amounts claimed by Buyer pursuant to Sections 8.2(a) and 9.2(a), respectively (and which are not otherwise included in clauses (i) and/or (ii) of this Section 11.1(d)), equals twenty percent (20%) or more of the Cash Purchase Price.

Section 11.2 Effect of Termination.

(a) If this Agreement is terminated in accordance with Section 11.1 other than as a result of a Willful and Material Breach, such termination shall be without liability for damages to either Party, except with respect to any Party who has breached its obligations under this Agreement and except that Article I, Article XI, and Sections 3.15, 4.12, 12.1, 12.3, 12.4, 12.5, 12.6, 12.7, 12.8, 12.9, 12.10, 12.11, 12.12, 12.14, 12.15, 12.18 and 12.20 shall survive termination of this Agreement.

(b) In the event of a Willful and Material Breach as a result of which this Agreement is terminated in accordance with Section 11.1, the Terminating Party may, subject to Section 12.18, seek any remedy available at law or equity; provided, however, that in the event of a Willful and Material Breach that constitutes a Closing Failure as a result of which this Agreement is terminated in accordance with Section 11.1, the Terminating Party may elect to collect $65,000,000 from the breaching Party as liquidated damages in lieu of pursuing actual damages, which amount shall be payable within three Business Days after such termination in U.S. Dollars to an account designated in writing by the non-Terminating Party.

(c) The provision for payment of liquidated damages in Section 11.2(b) has been included because, in the event this Agreement is terminated in accordance with Section 11.1 because of a Willful and Material Breach by a Party that constitutes a Closing Failure, the actual damages to be incurred by the terminating Party can reasonably be expected to approximate the amount of liquidated damages called for herein and because the actual amount of such damages would be difficult if not impossible to measure accurately.

Section 11.3 Specific Performance. The Parties each acknowledge that the rights of each Party to consummate the transactions contemplated by this Agreement are special, unique and of extraordinary character and that, in the event that any Party violates or fails or refuses to perform any covenant or agreement made it in this Agreement, the non-breaching Party may be without an adequate remedy at law. The Parties agree, therefore, that in the event that any Party violates or fails or refuses to perform any covenant or agreement made by such Party in this Agreement, any non-breaching Party may, subject to the terms of this Agreement, institute and prosecute an Action to enforce specific performance of such covenant or agreement, in addition to pursuing any other remedy available at law or in equity.

Section 11.4 Confidentiality. Notwithstanding the termination of this Agreement or any other provision of this Agreement to the contrary but subject to the next sentence of this Section 11.4, the terms of the Confidentiality Agreements shall remain in full force and effect in accordance with their terms. If Closing of the transaction contemplated under the terms of this Agreement occurs, the Confidentiality Agreements shall terminate (which termination shall be effective as of Closing).

ARTICLE XII

MISCELLANEOUS PROVISIONS

Section 12.1 Notices. All notices, communications and deliveries under this Agreement will be made in writing signed by or on behalf of the Party making the same, will specify the Section under this Agreement pursuant to which it is given or being made, and will be delivered personally or by facsimile transmission or sent by registered or certified mail (return receipt requested) or by nationally recognized overnight courier (with evidence of delivery and postage and other fees prepaid) as follows:

If to Buyer:

Midstates Petroleum Company, LLC

4400 Post Oak Parkway, Suite 1900

Houston, Texas

Attn: Thomas Mitchell

Telephone No.: 713.595.9451

Facsimile No.: 713.595.9494

with a copy (which shall not constitute notice) to:

Baker Botts L.L.P.

910 Louisiana Street

Houston, TX 77002

Attn: Joshua Davidson

         Hillary H. Holmes

Telephone No.: 713.229.1508

Facsimile No.: 713.229.7708

If to Seller:

Eagle Energy Production, LLC

9 East 4th Street, Suite 200

Tulsa, OK 74103

Attn: Steve Antry

         Ben Kemendo

Telephone No.: 918.746.1350

Facsimile No.: 918.746.1379

with a copy (which shall not constitute notice) to:

Vinson & Elkins LLP

666 Fifth Avenue, 26th Floor

New York, NY 10103-0040

Attn: James J. Fox

Telephone No.: 212.373.0131

Facsimile No.: 917.849.5328

and

Riverstone Holdings LLC

712 Fifth Avenue, 51st Floor

New York, New York 10019

Attn: Robert Tichio

Telephone No.: 212.271.2935

Facsimile No.: 888.801.9301

or to such other representative or at such other address or facsimile number of a Party as such Party may furnish to the other Parties in writing. Any such notice, communication or delivery will be deemed given or made upon the date of receipt by the applicable Party.

Section 12.2 Schedules and Exhibits. The Schedules and Exhibits to this Agreement are hereby incorporated into this Agreement and are hereby made a part of this Agreement as if set out in full in this Agreement.

Section 12.3 Assignment; Successors in Interest. No assignment or transfer by any Party of its rights and obligations under this Agreement will be made except with the prior written consent of the other Party; provided, however, that without the consent of Seller but with notice to Seller, Buyer may, without relieving Buyer from its liabilities or obligations hereunder, assign this Agreement, and its rights and obligations hereunder, to an entity formed, controlled and primarily owned by Buyer or Parent; provided further, that, after Closing, a Party may assign its rights and obligations hereunder but no such assignment shall release any Party from any of its obligations under this Agreement. This Agreement will be binding upon and will inure to the benefit of the Parties and their successors and permitted assigns, and any reference to a Party will also be a reference to a successor or permitted assign.

Section 12.4 Number; Gender. Whenever the context so requires, the singular number will include the plural and the plural will include the singular, and the gender of any pronoun will include the other genders.

Section 12.5 Captions. The titles, captions and table of contents contained in this Agreement are inserted in this Agreement only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision of this Agreement. Unless otherwise specified to the contrary, all references to Articles and Sections are references to Articles and Sections of this Agreement and all references to Schedules or Exhibits are references to Schedules and Exhibits, respectively, to this Agreement.

Section 12.6 Controlling Law. This Agreement will be governed by and construed and enforced in accordance with the internal laws of Texas without reference to its choice of law rules.

Section 12.7 Consent to Jurisdiction, Etc.; Waiver of Jury Trial.

(a) Subject to Sections 2.5, 8.2(i) and 9.2(d), each of the Parties hereby irrevocably consents and agrees that any Action arising in connection with any disagreement, dispute, controversy or Claim arising out of or relating to this Agreement or any related document (for purposes of this Section 12.7, a “Legal Dispute”) shall exclusively be brought in the courts of the State of Texas, or the federal courts located in the Southern District of the State of Texas. The Parties agree that, after a Legal Dispute is before a court as specified in this Section 12.7 and during the pendency of such Legal Dispute before such court, all Actions with respect to such Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each of the Parties hereby waives, and agrees not to assert, as a defense in any Legal Dispute that it is not subject thereto or that such Action may not be brought or is not maintainable in such court or that its property is exempt or immune from execution or that the Action is brought in an inconvenient forum or that the venue of the Action is improper. Each Party agrees that a final judgment in any Action described in this Section 12.7 after the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Laws.

(b) Notwithstanding anything in Section 12.6 or 12.7(a) to the contrary, each of the Parties hereby irrevocably consents and agrees that it will not bring or support any Action (whether at law, in equity, in contract, in tort or otherwise) against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Commitment Letter or other Financing Commitment or the performance thereof, in any forum other than the Supreme Court of the State of New York, in New York County, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the federal courts located in the Southern District of New York (and appellate courts thereof). The provisions of this Section 12.7(b) shall be enforceable by each Financing Source.

(c) THE PARTIES HEREBY WAIVE IRREVOCABLY ANY AND ALL RIGHTS TO DEMAND A TRIAL BY JURY IN CONNECTION WITH THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY DOCUMENT CONTEMPLATED HEREIN OR OTHERWISE RELATED HERETO, INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING TO THE FINANCING COMMITMENT OR THE PERFORMANCE THEREOF.

Section 12.8 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by Laws, the Parties waive any provision of Laws which renders any such provision prohibited or unenforceable in any respect.

Section 12.9 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument. Facsimile or scanned and emailed transmission of any signed original document or retransmission of any signed facsimile or scanned and emailed transmission will be deemed the same as delivery of an original. At the request of any Party, the Parties will confirm facsimile or scanned and emailed transmission by signing a duplicate original document.

Section 12.10 No Third-Party Beneficiaries. Except for (i) the right of the Seller Indemnified Parties to seek indemnification pursuant to Article X, (ii) the right of the Buyer Indemnified Parties to seek indemnification pursuant to Article X and (iii) the rights of the Financing Sources pursuant to Sections 12.7(b), 12.7(c), 12.11(c) and 12.17(b) and this Section 12.10, nothing expressed or implied in this Agreement is intended, or will be construed, to confer upon or give any Person other than the Parties, and their successors or permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, or result in such Person being deemed a third party beneficiary of this Agreement; provided, however, only Seller may bring a Claim under or with respect to this Agreement on behalf of the Seller Indemnified Parties and only Buyer may bring a Claim under or with respect to this Agreement on behalf of the Buyer Indemnified Parties.

Section 12.11 Amendment; Waiver.

(a) Any amendment, extension or waiver of any provision of this Agreement will be valid only if set forth in an instrument in writing signed by both Seller and Buyer.

(b) A waiver by a Party of the performance of any covenant, agreement, obligation, condition, representation or warranty will not be construed as a waiver of any other covenant, agreement, obligation, condition, representation or warranty. A waiver by any Party of the performance of any act will not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time.

(c) The Parties hereby expressly agree that the provisions of Sections 12.7(b), 12.7(c), 12.10 and 12.17(b) and this Section 12.11(c) shall not be amended in any manner adverse to the Financing Sources without the prior written consent of the Financing Sources.

Section 12.12 Entire Agreement. This Agreement, the Confidentiality Agreements and the documents executed pursuant to this Agreement supersede all negotiations, agreements and understandings between the Parties with respect to the subject matter of this Agreement and constitute the entire agreement between the Parties.

Section 12.13 Cooperation Following the Closing. Following the Closing, each of the Parties shall deliver to the others such further information and documents and shall execute and deliver to the others such further instruments and agreements as the other Party shall reasonably request to consummate or confirm the transactions provided for in this Agreement, to accomplish the purpose of this Agreement or to assure to the other Party the benefits of this Agreement.

Section 12.14 Transaction Costs. Except as otherwise provided herein, each Party and Parent will be responsible for its own legal fees and other expenses incurred in connection with the negotiation, preparation, execution or performance of this Agreement.

Section 12.15 Construction.

(a) This Agreement has been freely and fairly negotiated between the Parties. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party because of the authorship of any provision of this Agreement. Any reference to any Law will be deemed also to refer to such Law as amended, modified, succeeded or supplemented from time to time and in effect at any given time, and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words “include,” “includes,” and “including” do not limit the preceding terms or words and shall be deemed to be followed by “without limitation.” Pronouns in masculine, feminine and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. Unless the context otherwise requires, the terms “day” and “days” mean and refer to calendar day(s). The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited.

(b) The inclusion of any information in any Schedule shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in any Schedule, that such information is required to be listed in any Schedule or that such items are material. The headings, if any, of the individual sections of each of the Schedules are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Schedules are arranged in sections corresponding to those contained in Article III and Article V merely for convenience, and the disclosure of an item in one section of a Schedule as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on the face of such item, notwithstanding the presence or absence of an appropriate section of any Schedule with respect to such other representations or warranties or the presence or absence of a reference thereto in any Schedule or in the particular representation or warranty.

(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in any Schedule is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any Schedule) is or is not material for purposes of this Agreement (other than with respect to any representation, warranty or provision of this Agreement in which such specification occurs).

Section 12.16 Section 1031 Like-Kind Exchange. Seller and Buyer hereby agree that Seller shall have the right at any time prior to completion of all the transactions that are to occur at Closing to assign all or a portion of its rights under this Agreement to a “qualified intermediary” (as that term is defined in Section 1.1031(k)-1(g)(4)(iii) of the Treasury Regulations) in order to accomplish the transaction in a manner that will comply, either in whole or in part, with the requirements of a like-kind exchange pursuant to Section 1031 of the Code. Likewise, Buyer shall have the right at any time prior to completion of all the transactions that are to occur at Closing to assign all or a portion of its rights under this Agreement to an “exchange accommodation titleholder” (as that term is defined in IRS Revenue Procedure 2000-37, 2000-2 C.B. 308) for the same purpose. If Seller assigns all or any of its rights under this Agreement for this purpose, Buyer agrees to (a) consent to Seller’s assignment of their rights in this Agreement, which assignment shall be in a form reasonably acceptable to Buyer and (b) pay the Purchase Price (or a designated portion thereof as specified by Sellers) into a qualified escrow or qualified trust account at Closing as directed in writing. If Buyer assigns all or any of its rights under this Agreement for this purpose, Seller agree to (i) consent to Buyer’s assignment of its rights in this Agreement, which assignment shall be in a form reasonably acceptable to Sellers, (ii) accept the Purchase Price from the exchange accommodation titleholder at Closing and (iii) at Closing, convey and assign the Assets (or any portion thereof) as directed by Buyer. Seller and Buyer acknowledge and agree that any assignment of this Agreement (or any rights hereunder) to a qualified intermediary or exchange accommodation titleholder shall not release any Party from any of its respective liabilities and obligations hereunder, and that neither Party represents to the other Party that any particular tax treatment will be given to any Party as a result thereof. The Party electing to assign all or any of its rights under this Agreement pursuant to this Section 12.16 shall defend, indemnify, and hold harmless the other Party and its Affiliates from all Claims relating to such election.

Section 12.17 Non-Recourse.

(a) No past, present or future director, officer, employee, member, partner, shareholder or other owner (whether direct or indirect), Affiliate, agent, attorney or representative of Seller or its Affiliates (collectively, all such Persons, the “Seller Subject Parties”) shall have any liability for any obligations or liabilities of Seller under this Agreement or for any Claims or Losses based on, in respect of, or by reason of, the transactions contemplated hereby and thereby.

(b) Subject to the rights of the parties to any Financing Commitment under the terms thereof, none of the Parties, nor any of their respective Affiliates, solely in their respective capacities as parties to this Agreement, shall have any rights or claims against any Financing Source, solely in its capacity as a lender or arranger in connection with the Financing, and the Financing Sources, solely in their respective capacities as lenders or arrangers, shall not have any rights or claims against any Party or any Person related to a Party hereto, in connection with this Agreement or the Financing, whether at law or equity, in contract, in tort or otherwise.

Section 12.18 Excluded Losses. Notwithstanding anything to the contrary in this Agreement or otherwise, in no event shall any of the Buyer Indemnified Parties or the Seller Indemnified Parties be entitled under this Agreement (including Article X) or otherwise to recover from Seller, any Affiliate of Seller or any of the other Seller Subject Parties or Buyer, any Affiliate of Buyer or any of the other Buyer Subject Parties, as applicable, and Buyer, on behalf of each of the Buyer Indemnified Parties, and Seller, on behalf of each of the Seller Indemnified Parties, waive any right to recover any Excluded Losses. This Section 12.18 shall not restrict any Party’s rights under Section 11.2 or any Party’s right to obtain specific performance.

Section 12.19 Publicity. Prior to the Closing, neither of the Parties nor their Affiliates shall issue any press release or similar public announcement pertaining to this Agreement or the transactions contemplated hereby without the prior consent of the other Party (which consent shall not be unreasonably withheld, delayed or conditioned), except where such release or announcement is deemed in good faith by the releasing or disclosing Party to be required by Law or under the rules and regulations of a recognized stock exchange on which shares of such Party or any of its Affiliates are listed, so long as prior to making any such release or announcement, the releasing or announcing Party shall provide a copy of the portion of the release or public announcement containing such information to the other Party; provided, however, that, in the case of any press release or public announcement to be issued or made in connection with Closing, the Parties agree to reasonably cooperate in advance of such issuance, announcement or public disclosure.

Section 12.20 Time of Essence. This Agreement contains a number of dates and times by which performance or the exercise of rights is due, and the Parties intend that each and every such date and time be the firm and final date and time, as agreed. For this reason, each Party hereby waives and relinquishes any right it might otherwise have to challenge its failure to meet any performance or exercise any rights by the election date applicable to it on the basis that its late action constitutes substantial performance, to require the other Party to show prejudice, or on any equitable grounds. Without limiting the foregoing, time is of the essence in this Agreement. If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day which is a Business Day.

Section 12.21 Name Change. As promptly as practicable, but in any case within sixty (60) days after the Closing Date, Buyer shall eliminate the use of the name “Eagle” and any variants thereof from the Assets, and, except with respect to such grace period for eliminating existing usage, shall have no right to use any logos, trademarks or trade names belonging to Seller or any of its Affiliates. Buyer shall be solely responsible for any direct or indirect costs or expenses incurred by it in complying with the provisions of this Section 12.21.

Signature Page Follows.

IN WITNESS WHEREOF, the Parties and Parent have executed this Agreement on the day and year first set forth above.

SELLER:

EAGLE ENERGY PRODUCTION, LLC

By:	/s/ Steve Antry
Name:	Steve Antry
Title:	Authorized Person

SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT

BY AND BETWEEN EAGLE ENERGY PRODUCTION, LLC AND MIDSTATES PETROLEUM COMPANY, LLC

BUYER:

MIDSTATES PETROLEUM COMPANY, LLC

By:	/s/ Thomas L. Mitchell
Name:	Thomas L. Mitchell
Title:	Executive Vice President and Chief Financial Officer

SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT

BY AND BETWEEN EAGLE ENERGY PRODUCTION, LLC AND MIDSTATES PETROLEUM COMPANY, LLC

PARENT:

Parent has executed this Agreement solely to evidence its agreement to be bound by and to perform the provisions of this Agreement applicable to it.

MIDSTATES PETROLEUM COMPANY, INC.

By:	/s/ John A. Crum
Name:	John A. Crum
Title:	President and Chief Executive Officer

SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT

BY AND BETWEEN EAGLE ENERGY PRODUCTION, LLC AND MIDSTATES PETROLEUM COMPANY, LLC